Exhibit 99.95

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended or any state securities laws and, subject to certain exceptions, may not be offered or sold in the United States. See “Plan of Distribution”.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Just Energy Corp. (“JEC”) at Suite 2630, First Canadian Place, 100 King Street West, Toronto, Ontario M5X 1E1, telephone (905) 795 4206, and are also available electronically at www.sedar.com.

SHORT FORM PROSPECTUS

New Issue	April 28, 2010

JUST ENERGY INCOME FUND

$330,000,000

6.0% Convertible Extendible Unsecured Subordinated Debentures

This short form prospectus qualifies for distribution (the “Offering”) $330,000,000 aggregate principal amount of 6.0% convertible extendible unsecured subordinated debentures (the “Debentures”) of Just Energy Income Fund (the “Fund” or “Just Energy”). The Debentures bear interest at an annual rate of 6.0%, payable semi-annually on June 30 and December 31 in each year commencing December 31, 2010 and have an initial maturity date (the “Initial Maturity Date”) which is the date on which the earliest of the following events occurs: (i) 5:00 p.m. (Toronto time) on July 31, 2010 if the Acquisition (as defined herein) has not been completed on or before that time; (ii) the time, if any, at which the Fund delivers a notice to the Underwriters (as defined herein) and Debenture Trustee (as defined herein) that the Acquisition Agreement (as defined herein) has been terminated or that the Fund will not be proceeding with the Acquisition; and (iii) the time, if any, at which the Fund announces to the public that it does not intend to proceed with the Acquisition (each time and date being the “Termination Time”). If the Acquisition Closing Time (as defined herein) occurs prior to the Termination Time, the maturity date of the Debentures will be automatically extended to June 30, 2017 (the “Final Maturity Date”). See “Description of the Debentures”.

Debenture Conversion Privilege

Each Debenture will be convertible into freely tradeable trust units (“Units”) of the Fund at the option of the holder of a Debenture at any time after the Initial Maturity Date and prior to the close of business on the earlier of the Final Maturity Date and the date specified for redemption of the Debentures, at a conversion price of $18.00 per Unit (the “Conversion Price”), being a conversion rate of approximately 55.5556 Units per $1,000 principal amount of Debentures, subject to adjustment in certain events as described in the Debenture Indenture (as defined herein). Holders converting their Debentures will receive accrued and unpaid interest on such Debentures for the period from the last interest payment date (or the date of issue of the Debentures if there has not yet been an interest payment date) to, but excluding, the date of conversion. Notwithstanding the foregoing, no Debenture may be converted during the five Business Days preceding June 30 and December 31 in each year, as the registers of the Debenture Trustee will be closed during such periods. Amendments have been made to the Tax Act (as defined herein) to facilitate tax deferred conversions to corporations of specified investment flow-through trusts or partnerships (“SIFTS”) for the purposes of the Tax Act. See “Certain Canadian Federal Income Tax Considerations – SIFT Rules”. As previously disclosed by the Fund, the Fund intends to convert from an income trust to a publicly-traded corporation by January 1, 2011. In the event that the Fund converts to a Continuing Corporation (as defined herein) pursuant to a Conversion Transaction (as defined herein), adjustments will be made to the terms of the conversion privilege as described herein. Among other things, these adjustments will be necessary to reflect the fact that, in connection with the Conversion Transaction, holders of Units (“Unitholders”) will receive securities of the Continuing Corporation in exchange or otherwise as consideration or in substitution for Units. More specifically, as further described herein, following completion of a Conversion Transaction, Debentures will be convertible into the kind and number of securities of the Continuing Corporation which a holder of Debentures would have been entitled to receive had it been a holder of the number of Units into which the Debentures were convertible prior to the effective date of the Conversion Transaction. In addition, in connection with a Conversion Transaction, the Debentures will become obligations of the Continuing Corporation having substantially the same terms as the Debentures, without the consent of any holders of Debentures. Further particulars concerning the conversion privilege, including provisions for the adjustment of the Conversion Price, are set out under “Description of the Debentures—Conversion Rights”.

The Debentures are not redeemable prior to June 30, 2013, except upon the satisfaction of certain conditions after a Change of Control (as defined herein) has occurred. On or after June 30, 2013 and prior to June 30, 2015, the Debentures may be redeemed by the Fund, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, provided that the Current Market Price (as defined herein) on the date on which notice of redemption is given exceeds 125% of the Conversion Price. On or after June 30, 2015, and prior to maturity, the Debentures may be redeemed by the Fund, in whole or in part, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest. See “Description of the Debentures — Redemption”.

If the maturity date of the Debentures is extended beyond the Initial Maturity Date, the Fund may, at its option, subject to applicable regulatory approval and provided that no Event of Default (as defined herein) has occurred and is continuing, elect to satisfy its obligation to pay, in whole or in part, the principal amount of the Debentures that are to be redeemed or that have matured by issuing to the holders thereof that number of freely tradeable Units determined by dividing the principal amount of the Debentures being repaid by 95% of the Current Market Price on the date of redemption or maturity, as applicable. In addition, subject to applicable regulatory approval, freely tradeable Units may be issued to the Debenture Trustee and sold, with the proceeds used to satisfy the obligation to pay interest on the Debentures. See “Description of the Debentures — Method of Payment”.

There is currently no market through which the Debentures may be sold and purchasers may not be able to resell the Debentures purchased under this short form prospectus. This may affect the pricing of the Debentures in the secondary market, the transparency and availability of trading prices, the liquidity of the Debentures, and the extent of issuer regulation. See “Risk Factors”.

The Units are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “JE.UN”. The TSX has conditionally approved the listing on the TSX of the Debentures distributed under this short form prospectus and the Units issuable on the conversion thereof. Listing is subject to the Fund fulfilling all of the listing requirements of the TSX on or before July 19, 2010. On April 19, 2010, the last completed trading day prior to the announcement of the Offering (as defined herein), the closing price of the Units on the TSX was $13.48. On April 27, 2010, the closing price of the Units on the TSX was $13.55.

	Price: $ 1,000 per Debenture
	Price to the public(1)	Underwriters’ fee(2)	Net proceeds to the Fund(3)

Per Debenture	$1,000	$40	$960
Total	$330,000,000	$13,200,000	$316,800,000

Notes:

(1)	The terms of the Offering and the price of the Debentures were determined by negotiation between the Fund and the Underwriters.

(2)	The Underwriters’ fee represents 4.0% of the offering price of the Debentures.

(3)	Before deducting the expenses of the Offering, which are estimated to be approximately $1.5 million.

RBC Dominion Securities Inc., GMP Securities L.P., CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc. and TD Securities Inc. (collectively, the “Underwriters”), as principals, conditionally offer the Debentures, subject to prior sale, if, as and when issued by the Fund and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”, and subject to the approval of certain legal matters on behalf of the Fund by Burnet, Duckworth & Palmer LLP, and on behalf of the Underwriters by McCarthy Tétrault LLP.

In connection with the Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Debentures at levels other than those which might otherwise prevail in the open market. The Underwriters may offer the Debentures at a price lower than that stated above. Any such reduction will not affect the proceeds received by the Fund. See “Plan of Distribution”.

Subscriptions will be received subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time without notice. Book-entry only certificates representing the Debentures will be issued in registered form to CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and will be deposited with CDS on the closing date, which is expected to occur on or about May 5, 2010 or such later date as the Fund and the Underwriters may agree. No certificates evidencing the Debentures will be issued to purchasers (except in certain limited circumstances) and registration will be made in the depository service of CDS. Purchasers of Debentures will receive only a customer confirmation from the Underwriter or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Debentures is purchased. See “Description of the Debentures — Book-Entry System for Debentures”.

Each of RBC Dominion Securities Inc., CIBC World Markets Inc., National Bank Financial Inc. and Scotia Capital Inc. are affiliates of Canadian chartered banks that are members of a syndicate that has made revolving credit facilities available to Just Energy L.P. and Just Energy (U.S.) Corp., each of which is a subsidiary of the Fund. Consequently, the Fund may be considered a “connected issuer” of RBC Dominion Securities Inc., CIBC World Markets Inc., National Bank Financial Inc. and Scotia Capital Inc. See “ Relationship Among the Fund and Certain Underwriters”.

The Fund is not a trust company and is not registered under applicable legislation governing trust companies as it does not carry on or intend to carry on the business of a trust company. Neither the Debentures nor the Units issuable upon conversion, redemption or maturity of the Debentures are “deposits” within the meaning of the Canada Deposit Insurance Corporation Act and are not insured under the provisions of that Act or any other legislation. The Fund qualifies as a mutual fund trust for the purposes of the Tax Act.

Although the Fund intends to make distributions of a portion of its available cash to Unitholders, these cash distributions are not assured and may be reduced or suspended. A return on an investment in the Fund is not comparable to the return on an investment in a fixed-income security. The ability of the Fund to make cash distributions and the actual amount distributed will be dependent upon, among other things, the financial performance of the Fund, its debt covenants and obligations, its working capital requirements and its future capital requirements. The market value of the Debentures and the Units may deteriorate if the Fund is unable to maintain current levels of cash distributions in the future, and that deterioration may be material. An investment in the Debentures and the Units is subject to a number of risks and investment considerations that should be considered by a prospective purchaser. See “Risk Factors” and “Forward-Looking Statements”. The Fund may repay the outstanding principal of the Debentures through the issuance of Units. In addition, the Fund may, subject to any required regulatory approval and provided that no Event of Default has occurred, satisfy all or part of its obligation to pay interest on the Debentures by delivering freely tradeable Units to the Debenture Trustee in accordance with the Debenture Indenture. See “Description of the Debentures”.

The earnings coverage ratio for the Fund for the twelve-month period ended March 31, 2009 is less than one-to-one. See “Earnings Coverage Ratios”.

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Fund, and McCarthy Tétrault LLP, counsel to the Underwriters, on the basis of the applicable legislation as in effect on the date hereof, and subject to the qualifications and assumptions discussed under the heading “Eligibility For Investment”, the Debentures and the Units issuable on conversion, redemption or maturity of the Debentures will, on the date of closing of the Offering, be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan (except, in the case of Debentures, a deferred profit sharing plan to which the Fund has made a contribution), a registered education savings plan, a registered disability savings plan and a tax-free savings account. The Debentures and the Units will not be prohibited investments for a tax-free savings account provided that the holder of the tax-free savings account deals at arm’s length with the Fund for the purposes of the Tax Act and does not have a significant interest, within the meaning of the Tax Act, in the Fund or a corporation, partnership or trust with which the Fund does not deal at arm’s length for the purposes of the Tax Act. See “Eligibility for Investment”.

The after tax return from an investment in Units to Unitholders subject to Canadian income tax can be made up of both a return on capital and a return of capital. That composition may change over time, thus affecting an investor’s after tax return. Subject to the SIFT Rules (as defined herein), taxable income of the Fund distributed to Unitholders is generally taxed as ordinary income in the hands of a Unitholder who is resident in Canada for purposes of the Tax Act. Pursuant to the SIFT Rules, commencing January 1, 2011 (or earlier if the Fund experiences more than “normal growth” or “undue expansion” as determined under the Guidelines (as defined herein)) certain distributions from the Fund which would have otherwise been taxed as ordinary income generally will be characterized as dividends to the Unitholders in addition to the Fund being subject to tax at corporate rates prior to providing these distributions to Unitholders. Returns of capital generally are (and under the SIFT Rules will continue to be) tax-deferred for Unitholders who are resident in Canada for purposes of the Tax Act (and reduce such Unitholder’s adjusted cost base in the Unit for purposes of the Tax Act). Distributions, whether of income or capital to a Unitholder who is not resident in Canada for purposes of the Tax Act, or that is a partnership that is not a “Canadian partnership” for purposes of the Tax Act, generally will be subject to Canadian withholding tax. Prospective purchasers should consult their own tax advisors with respect to the Canadian income tax considerations applicable in their own circumstances. See “Certain Canadian Federal Income Tax Considerations”.

The head office of the Fund is located at Suite 200, 6345 Dixie Road, Mississauga, Ontario L5T 2E6.

Prospective investors should rely only on the information contained or incorporated by reference in this short form prospectus. The Fund has not authorized anyone to provide different information. If an investor is provided with different or inconsistent information, he or she should not rely on it. Prospective investors should assume that the information appearing in this short form prospectus is accurate as of the date on the front cover of this short form prospectus only, regardless of the time of delivery of this short form prospectus or of any sale of the securities offered hereunder.

TABLE OF CONTENTS

GLOSSARY OF TERMS	6
ELIGIBILITY FOR INVESTMENT	10
FORWARD-LOOKING STATEMENTS	10
FINANCIAL INFORMATION	12
EXCHANGE RATE INFORMATION	12
DOCUMENTS INCORPORATED BY REFERENCE	12
PROSPECTUS SUMMARY	14
THE FUND	20
RECENT DEVELOPMENTS	23
THE ACQUISITION	24
USE OF PROCEEDS	33
SELECTED FINANCIAL INFORMATION	33
CONSOLIDATED CAPITALIZATION	36
EARNINGS COVERAGE RATIOS	36
DESCRIPTION OF THE DEBENTURES	38
DESCRIPTION OF THE UNITS	44
PRICE RANGE AND TRADING VOLUME OF SECURITIES	44
PRIOR SALES	46
PLAN OF DISTRIBUTION	46
RELATIONSHIP AMONG THE FUND AND CERTAIN UNDERWRITERS	48
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	48
RISK FACTORS	54
SUPPLEMENTAL DIRECTOR INFORMATION	65
EXPERTS	65
PURCHASERS’ STATUTORY RIGHTS	66
AUDITORS’ CONSENTS	67
AUDITORS’ CONSENT	68
UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF JUST ENERGY INCOME FUND	F-1
FINANCIAL STATEMENTS OF HUDSON PARENT HOLDINGS, LLC	F-2
CERTIFICATE OF THE FUND	C-1
CERTIFICATE OF THE UNDERWRITERS	C-2

GLOSSARY OF TERMS

The following terms used in this short form prospectus have the meanings set out below:

“1933 Act” means the United States Securities Act of 1933, as amended.

“2010 Q3 Financial Statements” means the unaudited comparative consolidated financial statements of the Fund as at and for the three and nine month periods ended December 31, 2009 and 2008, together with the notes thereto.

“2010 Q3 MD&A” means the management’s discussion and analysis of the financial condition and results of operations of the Fund for the three and nine month periods ended December 31, 2009.

“Acquisition” means the indirect acquisition by the Fund of Hudson, as further described under “The Acquisition”.

“Acquisition Agreement” means the equity interest purchase agreement dated April 19, 2010 pursuant to which JEUSC has agreed to acquire Hudson, as amended, supplemented or otherwise modified from time to time.

“Acquisition Closing” means the completion of the Acquisition pursuant to the Acquisition Agreement.

“Acquisition Closing Date” means the date upon which the Fund completes the Acquisition, which is expected to occur on or about May 7, 2010.

“Acquisition Closing Time” means the time on the Acquisition Closing Date at which the Acquisition is completed.

“AIF” means the annual information form of the Fund dated June 18, 2009.

“Annual Financial Statements” the audited comparative consolidated financial statements of the Fund as at and for the years ended March 31, 2009 and 2008, together with the notes thereto and the auditors’ report thereon.

“Annual MD&A” means the management’s discussion and analysis of the financial condition and results of operations of the Fund for the year ended March 31, 2009.

“Belle Plaine Facility” means TGF’s ethanol facility and related infrastructure and facilities located in the rural municipality of Pense No. 160 near Belle Plaine, Saskatchewan.

“Beneficial Owner” has the meaning set forth under “Description of the Debentures – Book-Entry System for Debentures”.

“Board” means the board of directors of JEC.

“Business Day” means any day other than a Saturday, Sunday or statutory holiday or any other day that the Debenture Trustee in Toronto, Ontario is not generally open for business.

“Canadian GAAP” means Canadian generally accepted accounting principles determined with reference to The Handbook of the Canadian Institute of Chartered Accountants, as amended from time to time.

“CDS” means CDS Clearing and Depository Services Inc.

“Change of Control” means the acquisition by any person, or group of persons acting jointly or in concert, of voting control or direction over 66 2/3% or more of the votes attaching to the Units, other than when such acquisition occurs in connection with a Conversion Transaction and no person or group of persons, acting jointly or in concert, following the completion of such Conversion Transaction has voting control of or direction over more than 66 2/3% of the votes attaching to the voting securities of the resulting corporate entity.

“Continuing Corporation” means the publicly-traded corporation resulting from a Conversion Transaction.

“Conversion Price” means $18.00 per Unit.

“Conversion Transaction” means the conversion of the Fund from an income trust structure to a publicly-traded corporation.

“Current Market Price” means the volume-weighted average trading price of the Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the applicable date.

“Debenture Certificates” has the meaning set forth under “Description of the Debentures – Book-Entry System for Debentures”.

“Debentureholders” means holders of Debentures.

“Debenture Indenture” means the indenture governing the creation and terms of the Debentures to be entered into between the Fund and the Debenture Trustee.

“Debenture Offer” has the meaning set forth under “Prospectus Summary- The Debentures – Change of Control”.

“Debenture Offer Price” has the meaning set forth under “Prospectus Summary- The Debentures – Change of Control”.

“Debentures” means the $330,000,000 aggregate principal amount of 6.0% convertible extendible unsecured subordinated debentures of the Fund qualified for distribution pursuant to this short form prospectus.

“Debenture Trustee” means Computershare Trust Company of Canada in its capacity as debenture trustee of the Debentures pursuant to the Debenture Indenture.

“Declaration of Trust” means the amended and restated declaration of trust dated April 18, 2001 between JEC and Montreal Trust Company of Canada (and its successors), in its capacity as trustee, as amended or amended and restated.

“energy” means, collectively, natural gas and electricity.

“Event of Default” has the meaning set forth under “Description of the Debentures – Events of Default and Waiver”.

“Final Maturity Date” means the date on which the Debentures will mature if the Acquisition Closing Time occurs prior to the Termination Time, being June 30, 2017.

“Fund” or “Just Energy” means Just Energy Income Fund and, where the context requires, its subsidiaries.

“GAAP” means generally accepted accounting principles.

“gross margin” means consolidated net revenue for the applicable period less cost of revenue earned for such period.

“HEC” means Hudson Energy Corp.

“HEC Stockholders” means, collectively, Lake Capital Partners LP and Lake Capital Partners II LP.

“HPH” means Hudson Parent Holdings, LLC.

“HPH Members” means the members of HPH other than HEC.

“Hudson” means, collectively, HEC and HPH; provided that under the headings “The Acquisition” and “Risk Factors – Risks Relating to the Acquisition and Hudson” references to “Hudson” do not include HEC, as HEC is a securityholder only of HPH and the energy marketing business and associated assets of Hudson are carried and owned by HPH and its subsidiaries.

“Initial Maturity Date” means the date on which the Termination Time occurs.

“Interest Obligation” has the meaning set forth under “Description of the Debentures – Method of Payment – Interest Payment Election”.

“Interest Payment Date” has the meaning set forth under “Description of the Debentures – Method of Payment – Interest Payment Election”.

“JEC” means Just Energy Corp., the administrator of the Fund.

“JEEC” means Just Energy Exchange Corp., a subsidiary of the Fund.

“JEEC Debentures” means the $90 million aggregate principal amount of 6.0% convertible unsecured subordinated debentures of JEEC.

“JEEC Exchangeable Shares” means the exchangeable shares, series 1 in the capital of JEEC.

“JEUSC” means Just Energy (U.S.) Corp., an indirect, wholly-owned subsidiary of the Fund.

“Just Energy Financial Statements” means, collectively, the Annual Financial Statements and the 2010 Q3 Financial Statements.

“Just Energy MD&A” means, collectively, the Annual MD&A and the 2010 Q3 MD&A.

“LDC” means local distribution company, the natural gas or electricity distributor for a geographic franchise area.

“Non-Resident” means: (i) a person who is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for purposes of the Tax Act.

“Offering” means the distribution and offering of the Debentures pursuant to this short form prospectus and the Underwriting Agreement.

“Participant” means a participant in the depository services of CDS.

“RCE” means a residential customer equivalent which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJ’s) of natural gas on an annual basis and, as regards electricity, 10,000 kWh of electricity on an annual basis, which represents respectively the approximate amount of natural gas and electricity used by a typical household.

“Sellers” means, collectively, HEC, HPH, each of the HEC Stockholders and each of the HPH Members.

“Senior Indebtedness” has the meaning set forth under “Description of the Debentures – Subordination”.

“SIFTS” means specified investment flow-through trusts or partnerships for the purposes of the Tax Act.

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended.

“Termination Time” means the earliest to occur of: (i) 5:00 p.m. (Toronto time) on July 31, 2010 if the Acquisition has not been completed on or before that time; (ii) the time, if any, at which the Fund delivers a notice to the Underwriters and Debenture Trustee that the Acquisition Agreement has been terminated or that the Fund will not be proceeding with the Acquisition; and (iii) the time, if any, at which the Fund announces to the public that it does not intend to proceed with the Acquisition.

“TGF” means Terra Grain Fuels Inc., an indirect, partially-owned subsidiary of the Fund acquired pursuant to the Universal Acquisition.

“TSX” means the Toronto Stock Exchange.

“UAR” means a unit appreciation right issued under the Fund’s Unit Appreciation Rights Plan.

“UEG” means Universal Energy Group Ltd., a predecessor to JEEC.

“Underwriters” means, collectively, RBC Dominion Securities Inc., GMP Securities L.P., CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc. and TD Securities Inc.

“Underwriting Agreement” means the underwriting agreement dated April 20, 2010 among the Fund, JEC and the Underwriters.

“Unitholders” means holders of Units.

“Unit Interest Payment Election” has the meaning set forth under “Description of the Debentures – Method of Payment – Interest Payment Election”.

“Units” means trust units of the Fund.

“Universal Acquisition” means the indirect acquisition by the Fund of all of the outstanding common shares of UEG.

In this short form prospectus, references to “dollars”, “$” or “Cdn$” are to Canadian dollars, and references to “U.S. dollars” or “U.S.$” are to United States dollars.

ELIGIBILITY FOR INVESTMENT

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Fund, and McCarthy Tétrault LLP, counsel to the Underwriters, on the basis of the applicable legislation in effect on the date hereof, provided the Debentures and the Units are listed on a designated stock exchange (including the TSX) for the purposes of the Tax Act, the Debentures, and the Units issuable on the conversion, redemption or maturity of the Debentures, will, on the date of closing of the Offering, be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (except, in the case of Debentures, a deferred profit sharing plan to which the Fund, or an employer that does not deal at arm’s length with the Fund, has made a contribution), registered education savings plans, registered disability savings plans and tax-free savings accounts (a “TFSA”).

Notwithstanding the foregoing, if the Debentures or Units are “prohibited investments” for the purposes of a TFSA, the holder of such account will be subject to penalty taxes as set out in the Tax Act. Provided that the holder of a TFSA deals at arm’s length with the Fund for purposes of the Tax Act, and does not hold a “significant interest” (within the meaning of the Tax Act) in the Fund or any corporation, partnership or trust with which the Fund does not deal at arm’s length for purposes of the Tax Act, the Debentures and the Units will not be “prohibited investments” for such TFSA for purposes of the Tax Act. Holders of a TFSA should consult their own tax advisors in this regard.

FORWARD-LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain forward looking statements. These statements relate to future events or the Fund’s future performance. All information and statements contained herein that are not clearly historical in nature constitute forward looking statements, and the words “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “propose”, “predict”, “potential”, “continue”, or the negative of these terms or other comparable terminology are generally intended to identify forward looking statements. Such statements represent the Fund’s internal projections, estimates or beliefs concerning, among other things, an outlook on the estimated amounts and timing of distributions (including special distributions), capital expenditures, anticipated future debt levels and revenues or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. This information involves known or unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward looking statements. In addition, this short form prospectus and the documents incorporated by reference herein may contain forward looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur.

This short form prospectus contains forward looking statements concerning the anticipated closing of the Offering and the Acquisition, the anticipated use of the net proceeds of the Offering, the nature and quality of the business and assets to be acquired by the Fund pursuant to the Acquisition, and the benefits that may accrue to the Fund and its Unitholders as a consequence of the Acquisition. The closing of the Offering and the Acquisition Closing could be delayed if the Fund is not able to obtain the necessary regulatory and other third party approvals required for completion when anticipated. Neither the Offering nor the Acquisition will be completed at all if these approvals are not obtained or, unless waived, some other condition to closing is not satisfied. Accordingly there is a risk that the Offering and/or the Acquisition will not be completed within the anticipated time or at all. The Fund intends to use the net proceeds of the Offering to acquire all of the issued and outstanding membership interests of HPH (other than those held by HEC) and all of the issued and outstanding shares of the capital stock of HEC. Forward-looking statements contained in certain documents incorporated by reference into this short form prospectus are based on the key assumptions described in such documents and are subject to the risk factors described in such documents. The reader is cautioned that such information, although considered reasonable by the Fund, may prove to be incorrect. Actual results achieved will vary from the information provided in this short form prospectus and in the documents incorporated by reference herein as a result of numerous known and unknown risks and uncertainties and other factors which are discussed in the documents incorporated herein by reference.

Some of the additional risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this short form prospectus and in certain documents incorporated by reference herein include, but are not limited to:

•	general economic and business conditions in North America and globally;

•	the ability of management to execute its business plan;

•	failure to complete the proposed Conversion Transaction;

•	levels of customer natural gas and electricity consumption;

•	rates of customer additions, attrition and renewals;

•	fluctuations in natural gas and electricity prices and interest and exchange rates;

•	actions taken by governmental authorities, including energy marketing regulation, increases in taxes and changes in government regulations and incentive programs;

•	dependence on suppliers;

•	risks inherent in marketing operations, including credit risk;

•	potential delays or changes in plans with respect to capital expenditures and the availability of capital on acceptable terms;

•	availability of sufficient financial resources to fund the Fund’s capital expenditures;

•	inability to obtain required consents, permits or approvals to the Acquisition;

•	incorrect assessments of the value of acquisitions, including the Acquisition;

•	failure of the Fund to realize the anticipated benefits of the Acquisition;

•

the Fund may unknowingly acquire liabilities pursuant to the Acquisition, and although the Fund has received certain indemnities from the vendors, the indemnities are subject to certain monetary and time limitations which could result in the indemnities not being sufficient to satisfy any liabilities acquired by the Fund;

•	volatility in the stock markets and in market valuations;

•	competition for, among other things, customers, supply, capital and skilled personnel; and

•

the other factors described under “Risk Factors” in this short form prospectus and in the AIF, which is incorporated by reference herein, and described in other filings made by the Fund with Canadian securities regulatory authorities.

With respect to forward looking statements contained or incorporated by reference in this short form prospectus, the Fund has made assumptions regarding: completion of the proposed Conversion Transaction; completion of the Acquisition; the impact of increasing competition; the general stability of the economic and political environment in which the Fund operates; the timely receipt of any required regulatory approvals; the ability of the Fund to obtain qualified staff and services in a timely and cost efficient manner; the timing and payment of distributions; the ability of the Fund to obtain financing on acceptable terms; future natural gas, electricity, renewable energy credit, carbon offset, wheat and ethanol prices; currency, exchange and interest rates; the regulatory framework in the jurisdictions in which the Fund operates; and the ability of the Fund to successfully market its products and services.

The information contained in this short form prospectus, including documents incorporated by reference herein, identifies additional factors that could affect the operating results and performance of the Fund. You should carefully consider those factors. Management of JEC, the administrator of the Fund, has set out the above summary of assumptions and risks related to forward looking statements included in this short form prospectus and the documents incorporated by reference herein in order to provide potential purchasers of the Debentures with a more complete perspective on the Fund’s future operations. Readers are cautioned that this information may not be appropriate for other purposes.

The reader is further cautioned that the preparation of financial statements, including pro forma financial statements, in accordance with Canadian GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates may change, having either a negative or positive effect on net earnings, as further information becomes available and as the economic environment changes.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this short form prospectus are made as of the date of this short form prospectus and the Fund undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless so required by applicable securities laws.

FINANCIAL INFORMATION

The financial statements of the Fund incorporated by reference herein are reported in Canadian dollars and have been prepared in accordance with Canadian GAAP. The financial statements of HPH included in this short form prospectus are reported in U.S. dollars and have been prepared in accordance with United States GAAP and include a reconciliation of United States and Canadian GAAP.

This short form prospectus and certain documents incorporated by reference herein make reference to certain non-Canadian GAAP financial measures to assist in assessing the Fund’s financial performance. Non-Canadian GAAP financial measures do not have standard meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Such non-Canadian GAAP financial measures should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with Canadian GAAP as an indicator of performance. For additional information regarding these non-Canadian GAAP measures, see the Just Energy MD&A, which is incorporated by reference herein.

EXCHANGE RATE INFORMATION

The following table sets forth the Canada/U.S. exchange rates on the last day of the periods indicated as well as the high, low and average rates for such periods based on the exchange rates published on the Bank of Canada’s website as being in effect at approximately noon on each trading day (the “Bank of Canada noon rate”). On April 27, 2010, the Bank of Canada noon rate was Cdn$1.00 = U.S.$0.9830.

	$00,0000	$00,0000	$00,0000	$00,0000
	Nine Months Ended December 31	Year Ended March 31,
	2009	2010	2009	2008
Period End	0.956	0.985	0.794	0.973
High	0.972	0.989	1.016	1.091
Low	0.791	0.791	0.769	0.863
Average(1)	0.903	0.917	0.888	0.968

	$00,0000	$00,0000	$00,0000
	Year Ended December 31,
	2009	2008	2007
Period End	0.9555	0.8166	1.0120
High	0.9716	1.0289	1.0905
Low	0.7092	0.7711	0.8437
Average(1)	0.8757	0.9381	0.9304

Note:

(1)	Average represents the average of the rates on the last day of each month during the period.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of JEC, Suite 2630, First Canadian Place, 100 King Street West, Toronto, Ontario M5X 1E1, phone (905) 795-4206, or on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

The following documents, filed with the various securities commissions or similar regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference in and form an integral part of this short form prospectus:

(a)	the AIF;

(b)	the management information circular of the Fund dated May 15, 2009;

(c)	the Annual Financial Statements;

(d)	the Annual MD&A;

(e)	the 2010 Q3 Financial Statements;

(f)	the 2010 Q3 MD&A;

(g)	the business acquisition report of the Fund dated July 31, 2009 in respect of the Universal Acquisition (the “UEG BAR”);

(h)	the material change report of the Fund dated April 27, 2010 related to the Acquisition and the Offering;

(i)	the material change report of the Fund dated July 8, 2009 related to the closing of the Universal Acquisition; and

(j)	the material change report of the Fund dated May 1, 2009 related to the Fund entering into a definitive arrangement agreement in respect of the Universal Acquisition.

Any documents of the type referred to above and any interim financial statements, management’s discussions and analyses, business acquisition reports or material change reports (excluding confidential material change reports) filed by the Fund with the securities commissions or similar regulatory authorities in each of the provinces of Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference into this short form prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or replaces such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute part of this short form prospectus.

PROSPECTUS SUMMARY

The following is a summary only and is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this short form prospectus.

The Fund

Just Energy Income Fund is an open-ended limited purpose trust governed by the Declaration of Trust and by the laws of the Province of Ontario. The Fund is administered by JEC, which is managed by the Board. The head office of each of the Fund and JEC is located at Suite 200, 6345 Dixie Road, Mississauga, Ontario L5T 2E6. The principal office of the Fund is located at Suite 2630, First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E1.

The Acquisition

On April 19, 2010, JEUSC entered into the Acquisition Agreement pursuant to which it has agreed to acquire all of the issued and outstanding membership interests of HPH (other than those held by HEC) and all of the issued and outstanding shares of the capital stock of HEC for an aggregate purchase price of approximately U.S.$304.2 million (prior to adjustments), which will be funded from the net proceeds of the Offering.

The acquisition of Hudson Energy is strategically important as it positions Just Energy for further growth in the U.S. commercial energy market and is consistent with Just Energy’s strategy of growth through acquisition. Just Energy views Hudson as a strong strategic fit based on management’s belief that the Just Energy and Hudson businesses are complimentary, that the two businesses have similar operating philosophies, and that Hudson has high quality proprietary systems and management. Just Energy management believes that adding Hudson’s commercial systems and processes, including its proprietary Sales Portal, in addition to its strong management team, will significantly accelerate Just Energy’s development as a leading North American commercial energy marketing business. See “The Acquisition”.

The Offering

Issuer:	Just Energy Income Fund

Offering:	$330,000,000 aggregate principal amount of Debentures

Price:	$1,000 per Debenture

Gross Proceeds of Offering:	$330,000,000

Use of Proceeds:	The estimated total net proceeds to be received by the Fund from the Offering will amount to approximately $315,300,000 after deducting the Underwriters’ fee and the estimated expenses of the Offering. The net proceeds of the Offering will be used to fund the purchase price of the Acquisition and related transaction costs, which are estimated to total approximately $321,214,000. If the total purchase price of the Acquisition and related transaction costs are less than the net proceeds, the remaining balance of the net proceeds will be used for working capital and other general corporate purposes.

The Debentures

Maturity:	The Debentures will initially mature on the Initial Maturity Date. If the Acquisition Closing Time occurs prior to the Termination Time, the maturity date will be automatically extended from the Initial Maturity Date to June 30, 2017.

Interest:	6.0% per annum. Assuming the extension of the maturity of the Debentures to the Final Maturity Date, the interest on the Debentures will be payable semi-annually in arrears on June 30 and December 31 in each year, commencing December 31, 2010. The first interest payment on December 31, 2010 will include interest accrued from and including the date of closing of the Offering to, but excluding, December 31, 2010.

If the maturity date is extended beyond the Initial Maturity Date, subject to receipt of applicable regulatory approvals and provided that no Event of Default has occurred and is continuing, freely tradeable Units may be issued to the Debenture Trustee and sold, with the proceeds used to satisfy the Fund’s obligation to pay interest on the Debentures. See “Description of the Debentures—Method of Payment”.

Conversion:	Each Debenture will be convertible into freely tradeable Units at the option of the holder of a Debenture at any time after the Initial Maturity Date and prior to 5:00 p.m. (Toronto time) on the earlier of the Final Maturity Date and the date specified by the Fund for redemption of the Debentures, at a conversion price of $18.00 per Unit, being a conversion rate of approximately 55.5556 Units per $1,000 principal amount of Debentures, subject to adjustment in certain events. Holders converting their Debentures will receive accrued and unpaid interest on such Debentures for the period from the last interest payment date (or the date of issue of the Debentures if there has not yet been an interest payment date) to, but excluding, the date of conversion. Notwithstanding the foregoing, no Debenture may be converted during the five Business Days preceding June 30 and December 31 in each year as the registers of the Debenture Trustee will be closed during such periods. In the event that the Fund converts to a Continuing Corporation pursuant to a Conversion Transaction, adjustments will be made to the terms of the conversion privilege as described herein. Among other things, these adjustments will be necessary to reflect the fact that, in connection with the Conversion Transaction, Unitholders will receive securities of the Continuing Corporation in exchange or otherwise as consideration or in substitution for Units. More specifically, following completion of a Conversion Transaction, Debentures will be convertible into the kind and number of securities of the Continuing Corporation which a holder of Debentures would have been entitled to receive had it been a holder of the number of Units into which the Debentures were convertible prior to the effective date of the Conversion Transaction. In addition, in connection with a Conversion Transaction, the Debentures will become obligations of the Continuing Corporation having substantially the same terms as the Debentures, without the consent of any holders of Debentures. Further particulars concerning the conversion privilege, including provisions for the adjustment of the Conversion Price and adjustments relating to a Conversion Transaction, are set out under “Description of the Debentures — Conversion Rights”.

Redemption:	The Debentures are not redeemable prior to June 30, 2013, except upon the satisfaction of certain conditions after a Change of Control has occurred. On or after June 30, 2013 and prior to June 30, 2015, the Debentures may be redeemed by the Fund, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, provided that the Current Market Price on the date on which notice of redemption is given exceeds 125% of the Conversion Price. On or after June 30, 2015, and prior to maturity, the Debentures may be redeemed by the Fund, in whole or in part, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest. See “Description of the Debentures — Redemption”.

Payment upon Redemption or Maturity:	On redemption or at maturity of the Debentures, the Fund will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the principal amount of the outstanding Debentures, together with accrued and unpaid interest thereon. If the maturity date is extended beyond the Initial Maturity Date, the Fund may, at its option, on not more than 60 days’ and not less than 40 days’ prior notice, subject to applicable regulatory approval and provided no Event of Default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the Debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradeable Units determined by dividing the principal amount of the Debentures being repaid by 95% of the Current Market Price on the date of redemption or maturity, as applicable. No fractional Units will be issued on redemption or at maturity but in lieu thereof the Fund shall satisfy fractional interests by a cash payment equal to the Current Market Price of the fractional interest. See “Description of the Debentures—Method of Payment”.

Change of Control:	Within 30 days following the occurrence of a Change of Control, the Fund will be required to make an offer in writing to purchase, in whole or in part, the Debentures then outstanding (the “Debenture Offer”), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest (the “Debenture Offer Price”).

If 90% or more of the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to the Fund pursuant to the Debenture Offer, the Fund will have the right to redeem all of the remaining Debentures at the Debenture Offer Price.

Subordination:	The payment of the principal of, premium (if any) and interest on, the Debentures will be subordinated and postponed in right of payment, as set forth in the Debenture Indenture, to the prior payment in full of all Senior Indebtedness of the Fund, including indebtedness to trade and other creditors of the Fund.

The Debenture Indenture will provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Fund, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Fund, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Fund, then the holders of Senior Indebtedness, including any indebtedness to trade creditors, will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon. The Debenture Indenture will also provide that the Fund will not make any payment, and the holders of the Debentures will not be entitled to demand, accelerate, institute proceedings for the collection of, or receive any payment or benefit (including, without any limitation, by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Debentures or (b) at any time when a default has occurred under the Senior Indebtedness and is continuing, unless the Senior Indebtedness has been repaid in full.

The Debentures will also be effectively subordinate to claims of creditors of the Fund’s subsidiaries except to the extent the Fund is a creditor of such subsidiaries ranking at least pari passu with such other creditors. In particular, the Debentures will be effectively subordinate in right of payment to the prior payment in full of all credit facilities and other debt obligations of the subsidiaries of the Fund, including the revolving credit facilities of Just Energy L.P. and JEUSC.

Selected Financial Information

The following table sets out selected unaudited consolidated financial information for the Fund and HPH, respectively, as at and for the twelve months ended December 31, 2009. This information should be read in conjunction with the Just Energy Financial Statements and the Just Energy MD&A incorporated by reference herein, and the audited consolidated financial statements of HPH for the years ended December 31, 2009 and 2008 and the related notes included in this short form prospectus. Historical results are not necessarily indicative of the results that may be expected for any further period. This information is based on currently available information and assumptions that Just Energy management believes provide a reasonable basis for presenting the significant effects of the completion of the Offering and the Acquisition. In the opinion of Just Energy management, all material adjustments necessary to present fairly the pro forma consolidated financial information set out in the table below have been made. Actual adjustments will differ from the pro forma adjustments. The unaudited consolidated financial information in the following table is presented for informational purposes only and is not necessarily indicative of the financial position and results of operations of Just Energy that would have occurred had the Offering and the Acquisition occurred on January 1, 2009, nor does it purport to be indicative of Just Energy’s financial position as at any future date or results of operations for any future period.

The following is not a forecast or a projection of future results. The actual results of operations of Just Energy and HPH on a combined basis for any period, whether before or after the completion of the Acquisition, will vary from the amounts set forth below, and such variation may be material.

	Twelve Months Ended December 31, 2009							Accretion
	(Cdn$000’s unless otherwise indicated)
	Just Energy		HPH(1)	Adjustments		Pro Forma Combined(2)
Distributable Cash(3):
Distributable Cash (Basic)	$201,189		$66,140	(33,606)		$233,723
Distributable Cash Per Unit (Basic)	$1.58					$1.83		16.2%
Number of Units (Basic)	127,393,822					127,393,822
Distributable Cash(3) (Diluted)	$201,189		$66,140	(13,806)		$253,523(4)
Distributable Cash Per Unit (Diluted)	$1.56					$1.72		10.3%
Number of Units (Diluted)	128,756,348			18,333,333	(5)	147,089,681
Summary Financial Information:
Sales	$2,174,208		$714,217			$2,888,425
Seasonally Adjusted Gross Margin(6)	$410,153		$122,678			$532,831
Total Debt(7)	$303,698			$330,000	(8)	$633,698
Adjusted EBITDA(9)	$203,714		$75,517			$279,231
Total Debt / Adj. EBITDA	1.5	x				2.3x
Interest Coverage(10)	17.8	x				5.5	x

Notes:

(1)	HPH’s financial results have been converted to Canadian dollars at an average rate for the twelve months ended December 31, 2009 of U.S.$1.00 equals Cdn$1.1415 for income statement items, and at a rate of U.S$1.00 equals Cdn$1.0510 as at December 31, 2009 for balance sheet items.

(2)	Pro forma combined to give effect to the Acquisition and the issuance of $330 million aggregate principal amount of Debentures as if both events occurred on January 1, 2009, as well as management’s estimate of an incremental $13.8 million of cash taxes that would have been payable on HPH’s earnings.

(3)	“Distributable Cash” is not a defined performance measure under Canadian GAAP and does not have a standard meaning prescribed by Canadian GAAP. See “Selected Financial Information” and “Financial Information”.

(4)	Assumes conversion of the Debentures and the elimination of $19.8 million in interest on the Debentures.

(5)	Estimated number of Units issued in connection with the Offering assuming conversion of all of the Debentures at the Conversion Price of $18.00 per Unit.

(6)	Just Energy’s management believes that the best basis for analyzing both Just Energy’s financial results and the amount of cash available for distribution is to focus on amounts actually received (“seasonally adjusted”) as this figure provides the margin earned on all deliveries to the utilities. “Seasonally adjusted gross margin” is not a defined performance measure under Canadian GAAP and does not have a standard meaning prescribed by Canadian GAAP. “Seasonally adjusted gross margin” is derived by adding to gross margin an adjustment to reflect net cash receipts from cash sales. Seasonally adjusted analysis applies solely to Just Energy’s natural gas markets and specifically to Ontario, Quebec, Manitoba and Michigan. See “Selected Financial Information” and “Financial Information”.

(7)	Debt includes $90 million aggregate principal amount of JEEC Debentures, long-term debt, current portion of long-term debt and bank indebtedness.

(8)	Represents the face value of the Debentures.

(9)

EBITDA represents net income (loss), less interest, tax, depreciation and amortization. Adjusted EBITDA represents net income (loss), less interest, tax, depreciation and amortization and excludes the impact of mark-to-market gains (losses) arising from derivative financial instruments on future supply. Management of Just Energy enters into fixed-price supply contracts in order to protect customer margins. In accordance with Canadian GAAP, the associated customer contracts are not marked-to-market, but there is a requirement to mark-to-market the future supply contracts. This creates unrealized gains (losses) under Canadian GAAP that are not offset by the related customer gains (losses). Management believes that these short-term mark-to-market non-cash gains (losses) do not impact long-term financial performance. The related future supply has been sold under long-term customer contracts at fixed prices; therefore the annual movement in the theoretical value of this future supply is not an appropriate measure of current or future operating performance. Neither EBITDA nor Adjusted EBITDA is a recognized performance measure under Canadian

GAAP and does not have a standardized meaning prescribed by Canadian GAAP; accordingly, neither EBITDA nor Adjusted EBITDA may be comparable to similar measures presented by other issuers. See “Selected Financial Information” and “Financial Information”.

(10)	Interest coverage represents Adjusted EBITDA divided by interest expense.

See “Selected Financial Information”.

THE FUND

Just Energy Income Fund is an open-ended limited purpose trust governed by the Declaration of Trust and by the laws of the Province of Ontario. The Fund is administered by JEC, which is managed by the Board. The Fund was established to hold, directly and indirectly, securities of operating subsidiaries and other affiliates and to distribute the income of such entities.

The business of the Fund’s subsidiaries involves the sale of natural gas and/or electricity to residential and small to mid-sized commercial customers of approximately 2.3 million RCEs, under long-term, fixed-price and price-protected contracts. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, the Fund’s customers offset their exposure to changes in the price of these essential commodities. The Fund, which commenced business in 1997, derives its margin or gross profit from the difference between the fixed-price at which it is able to sell the commodities to its customers and the fixed-price at which it purchases the associated volumes from its suppliers.

Just Energy has a head office staff of more than 900 employees. Sales are undertaken through a sales team of more than 1200 independent sales contractors who sell largely door to door. Approximately 66% of the Fund’s customers are residential customers, with the balance being commercial, and approximately 67% of the Fund’s customers are located in Canada, with the remainder in the United States. The Fund’s customer base is comprised of approximately 1.15 million natural gas RCEs and 1.13 million electricity RCEs.

The Fund’s operating subsidiaries currently carry on business in Canada in the provinces of Ontario, Manitoba, Québec, British Columbia and Alberta and in the United States in the states of Illinois, New York, Indiana, Michigan, Ohio, New Jersey, California, Maryland, Pennsylvania and Texas. As and to the extent that natural gas and electricity utility deregulation extends into new jurisdictions in the United States, the Fund intends to expand into new markets to meet customer demand for fixed-price natural gas and electricity.

In the Province of Ontario, the Fund also sells and rents high efficiency and tankless water heaters through its subsidiary, National Energy Corporation, doing business as National Home Services (“NHS”). In addition, the Fund’s partially-owned subsidiary TGF owns and operates a wheat-based ethanol facility in Belle Plaine, Saskatchewan.

The Fund also offers green products through its Just Green program formerly known as the Green Energy Option or GEO. Just Green is a program giving customers the option to have all or a portion of their electricity sourced from renewable green sources such as wind, run of the river hydro or biomass and/or their gas consumption offset by carbon credits, thus allowing the customer to reduce or eliminate the carbon footprint of their homes or businesses.

The head office of each of the Fund and JEC is located at Suite 200, 6345 Dixie Road, Mississauga, Ontario L5T 2E6. The principal office of the Fund is located at Suite 2630, First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E1. Effective June 1, 2009, the Fund changed its name to “Just Energy Income Fund” and subsequently changed the names of many of its subsidiaries, including the Fund’s administrator, JEC, to reflect the “Just Energy” name. For further information regarding the Fund, its subsidiaries and their respective business activities, see “Recent Developments” and the AIF and the other documents incorporated by reference herein.

The following map illustrates Just Energy’s current operating territories by energy supply and market segment.

Just Energy Operations Overview

Corporate Structure

The following simplified organizational chart and related notes illustrate the intercorporate relationships of the Fund and the Fund’s subsidiary entities.

Notes:

(1)	The Fund owns all of the voting and equity securities of JEC, except for the 5,263,728 outstanding Class A Preference Shares of JEC, each of which is non-voting and exchangeable for one Unit

(2)	The Fund owns all of the voting and equity securities of JEEC, except for the 4,318,157 outstanding JEEC Exchangeable Shares, each of which is non-voting and exchangeable for one Unit

(3)	The Canadian subsidiaries are corporations, trusts, limited partnerships, and unlimited liability companies directly or indirectly wholly-owned by the Fund: ESIF Commercial Trust I (Ontario); OESC Exchangeco II Inc. (Ontario); Just Energy Ontario L.P. (Ontario); Just Energy Alberta L.P. (Alberta); Alberta Energy Savings L.P. (Alberta); Just Energy Manitoba L.P. (Manitoba); Just Energy B.C. Limited Partnership (British Columbia); Just Energy Québec L.P. (Quebec); Ontario Energy Commodities Inc. (Ontario); Just Energy Trading L.P. (Ontario); UEGL ExchangeCo Corp. (Canada); Just Energy Alberta Corp. (Alberta); Just Energy B.C. Corp. (British Columbia); La corporation d’économie d’énergie du Québec (Québec); Momentis Canada Corp. (Ontario); GEO Capital Ventures Corp. (Ontario) and Just Energy Finance Canada ULC (Nova Scotia).

(4)	The U.S. subsidiaries are corporations, limited liability companies and limited partnerships indirectly wholly-owned by the Fund: JEUSC; Just Energy Illinois Corp.; Just Energy Indiana Corp.; Just Energy Massachusetts Corp.; Just Energy New York Corp.; Just Energy Texas I Corp.; Just Energy Texas LP; Just Energy, LLC; Just Energy Pennsylvania Corp.; Commerce Energy, Inc.; Just Energy Marketing Corp.; Just Energy Michigan Corp.; Just Energy Maryland Corp.; Momentis U.S. Corp.; Just Energy Connecticut Corp.; Just Energy Limited; and Just Energy Finance LLC. All U.S. subsidiaries are incorporated or formed, as applicable, under the laws of the State of Delaware except Just Energy LLC (Texas), Just Energy Texas LP (Texas) and Commerce Energy, Inc. (California).

(5)

The Canadian subsidiaries are National Energy Corporation (Ontario) and Universal Energy Corporation (Canada), each of which is wholly-owned by JEEC. JEEC also holds 66 2/3% of the issued and outstanding shares (“TGF Shares”) in the capital of TGF (Canada). Pursuant to the terms of a unanimous shareholders agreement in respect of TGF, if all of the assets and undertaking of TGF in connection with its Belle Plaine Facility are not sold by November 30, 2010, the other shareholder of TGF may elect on such date to require JEEC to purchase such shareholder’s TGF Shares (the “Put Shares”). A portion of the purchase price for the Put Shares shall be paid by the issuance of that number of Units equal to the quotient of: (i) $10 million, less the cumulative amount of all dividends and other distributions paid in cash to the shareholder on the Put Shares from April 15, 2009 to January 3, 2011; and (ii) the volume weighted average trading price of the JEEC Exchangeable Shares on the TSX for the month of December 2010.

(6)	The U.S. subsidiaries are corporations directly or indirectly wholly-owned by JEEC: Universal Gas & Electric Corporation; UG & E Holdings Inc.; Wholesale Energy New York Inc.; Wholesale Energy Illinois Inc.; and UG & E Texas Inc. All U.S. subsidiaries are incorporated under the laws of the State of Delaware.

RECENT DEVELOPMENTS

Universal Acquisition

On July 1, 2009, Just Energy completed the Universal Acquisition pursuant to a plan of arrangement. Under the plan of arrangement, UEG shareholders received 0.58 of a JEEC Exchangeable Share for each UEG common share held. In aggregate, 21,271,804 JEEC Exchangeable Shares were issued pursuant to the plan of arrangement. Each JEEC Exchangeable Share is exchangeable for a Unit on a one-for-one basis at any time at the option of the holder and entitles the holder to a monthly dividend equal to 66 2/3% of the monthly distribution and/or special distribution paid by Just Energy on a Unit. JEEC also assumed all of the covenants and obligations of UEG in respect of UEG’s outstanding 6.0% convertible unsecured subordinated debentures, which are referred to in this short form prospectus as the “JEEC Debentures”. On conversion of the JEEC Debentures, holders will be entitled to receive 0.58 of a JEEC Exchangeable Share in lieu of each UEG common share that the holder was previously entitled to receive on conversion. The JEEC Debentures mature on September 30, 2014.

At the time of the Universal Acquisition, UEG’s business involved the sale of electricity and natural gas in Ontario to residential, small to mid-size commercial and small industrial customers, the sale of natural gas in British Columbia to residential, small to mid-size commercial and small industrial customers and the sale of natural gas and electricity in New York to small to mid-size commercial and industrial customers. In addition, UEG, through its then wholly-owned subsidiary, TGF, owned the Belle Plaine Facility. UEG’s interest in TGF was subsequently reduced from 100% to 66 2/3% as part of a settlement with the contractor retained to construct the facility. Universal also marketed a water heater rental programme to residential customers in the Province of Ontario. See “NHS Water Heater Financing Agreement” below.

The Universal Acquisition increased Just Energy’s market share and provided entry into new geographic markets as well as accelerating Just Energy’s entry into the water heater rental business.

NHS Water Heater Financing Agreement

On January 18, 2010 the Fund announced that NHS and Home Trust Company (“Home Trust”), a wholly-owned subsidiary of Home Capital Group Inc., had entered into a long-term financing agreement. The financing agreement covers current and future water heater installations by NHS. Under the agreement, NHS is to receive an amount equal to the five year cash flow from each NHS water heater customer rental contract discounted at an agreed rate. Home Trust then receives an amount equal to the customer payments on the contracts for the five years. The residual rental payments over the life of the water heaters will revert to NHS (the expected life of the water heaters is 15 years). The financing commitment is for water heater contracts entered into over the next twelve months. Funding for future years is to be negotiated and both parties have the right to terminate further funding on 180 days notice. The total funding is expected to be approximately $90 million over the initial year. To date, approximately $67 million has been funded.

Special Distribution

On January 31, 2010, the Fund, in addition to the regular monthly cash distribution of $0.10333 per Unit, paid a special distribution of $0.20 per Unit to Unitholders of record at the close of business on December 31, 2009.

Proposed Conversion Transaction

On February 3, 2010, the Fund announced it plans to reorganize its income trust structure into a publicly-traded dividend-paying corporation. It is currently anticipated that Unitholders will be asked to approve the proposed Conversion Transaction at the Fund’s annual and special meeting of Unitholders scheduled for June 29, 2010. Upon completion of the proposed Conversion Transaction, the Board intends to implement a dividend policy where monthly dividends will be initially set at $0.1033 per share ($1.24 annually), which is equal to the current distributions paid to Unitholders. The proposed Conversion Transaction will be subject to court, TSX and other necessary approvals.

THE ACQUISITION

Overview

JEUSC, an indirect wholly-owned subsidiary of the Fund, has entered into the Acquisition Agreement pursuant to which it has agreed to acquire all of the issued and outstanding membership interests of HPH (other than the membership interests held by HEC) and all of the issued and outstanding shares of the capital stock of HEC. Hudson is a privately held energy marketing company based in New York and Texas, primarily focused on the small to mid-size commercial market segment. Just Energy expects that the total consideration for the Acquisition will be approximately U.S.$304.2 million, subject to customary working capital adjustments. See “The Acquisition – Acquisition Agreement – Purchase Price”.

In the following discussion, references to “Hudson” do not include HEC, as HEC is a securityholder only of HPH and the energy marketing business and associated assets of Hudson are carried on and owned by HPH and its subsidiaries. In addition, all references to financial and operating information of Hudson are to financial and operating information of HPH.

Rationale for the Acquisition

Just Energy’s management expects that the acquisition of Hudson will significantly enhance Just Energy’s growth in the small to mid-size commercial segment of the competitive energy market in North America. Just Energy is currently one of the leading energy retailers in North America and Just Energy management believes that purchasing Hudson will add significant depth and focus to its growing commercial energy marketing business.

Hudson actively markets its products in New York, New Jersey, Texas, and Illinois. These are jurisdictions in which Just Energy currently operates and is familiar with the regulatory and competitive environment. The current size of the addressable electricity portion of these markets is estimated by Just Energy management at approximately U.S.$30 billion in annual revenue. The combined Hudson and Just Energy customer load will amount to less than 4% of the market, and as such Just Energy management believes that there will be significant growth opportunities available to Just Energy in these markets after the Acquisition.

The following map illustrates Hudson’s current operating territories by energy supply and market segment and certain additional information as indicated.

Hudson Operations Overview

Hudson generates its sales through its independent broker marketing channel. Customers rely on their brokers as independent advisors and those customers who purchase through brokers would not typically purchase energy contracts through direct sales. As a result, the acquisition of Hudson will bring a new segment of the U.S. market not currently served by Just Energy. With its proprietary business process and enabling software technology (the “Sales Portal”), Hudson also has technology that enables more efficient selling of Hudson’s products to commercial customers through the broker channel and through direct sales. Just Energy management believes that this technology can be used in all of the jurisdictions in North America where Just Energy currently operates.

Hudson Summary Information

The following table sets out certain financial and operating information of Hudson for the periods indicated:

	Fiscal Year Ended December 31
	(U.S.$ thousands, except RCEs in thousands)
	2007	2008	2009
Sales	527.0	725.2	625.7
Gross Margin	44.8	58.0	120.7
RCE’s	495.4	539.1	686.4

The following table sets out the natural gas and electricity customer aggregation of each of Just Energy and Hudson based on RCEs as at December 31, 2009.

	Just Energy		Hudson
	Commercial	Residential	Commercial	Residential
	(thousands)
Canada
Natural Gas	249.1	509.9	—	—
Electricity	349.7	427.3	—	—
United States
Natural Gas	41.9	351.1	64.1	42.0
Electricity	136.5	214.5	527.1	53.3

Total	777.2	1,502.8	591.2	95.3

Benefits of the Acquisition

Just Energy management believes that the acquisition of Hudson is strategically important as it positions Just Energy for further growth in the U.S. commercial energy market and is consistent with Just Energy’s strategy of growth through acquisition. Just Energy views Hudson as a strong strategic fit based on management’s belief that the Just Energy and Hudson businesses are complimentary, that the two businesses have similar operating philosophies, and that Hudson has high quality proprietary systems and management. Just Energy management believes that adding Hudson’s commercial systems and processes, including its proprietary Sales Portal, in addition to its strong management team, will significantly accelerate Just Energy’s development as a leading North American commercial energy marketing business.

Management of Just Energy believes that the Acquisition will provide a number of benefits to the Fund, including, but not limited to, the following:

1.	Accretion to Distributable Cash per Unit. The Acquisition would have been approximately 16.2% accretive (10.3% fully-diluted) to the Fund’s distributable cash per Unit on a pro forma basis for the twelve months ended December 31, 2009. See “Selected Financial Information” and “Financial Information”.

2.	Access to a commercial customer base through a broker network. Approximately 34% of the Fund’s RCEs are commercial, compared to approximately 85% for Hudson. Just Energy conducts very limited marketing through the broker channel in the U.S. and a significant percentage of commercial customers will not buy directly from suppliers, preferring brokers who they perceive as independent experts.

3.	Addition of an industry recognized, web-based Sales Portal. Hudson’s Sales Portal technology enables brokers to more efficiently transact and execute customer contracts, which creates broker loyalty, thereby increasing the probability for customer renewal. The Sales Portal efficiently provides pricing information with disciplined risk controls and margin, and gives a broker the ability to complete a large number of transactions with little overhead. Just Energy management believes that Hudson currently wins a disproportionate share of new business by default due to its fast deal execution and by imposing no minimum size on transactions. Just Energy management also believes that the Sales Portal technology will enable Just Energy to move quickly into new markets in both the United States and Canada and alter product offerings with changing market conditions.

4.	Benefits of reverse integration. Just Energy intends to keep Hudson’s existing business processes largely in place, and anticipates that they will be the foundation for Just Energy’s commercial business in both the United States and Canada going forward. The anticipated distributable cash accretion to Just Energy from the Acquisition is not dependent on the generation of expense savings.

5.

Growth Opportunities. Hudson has established itself in four competitive energy markets in the United States and has plans to enter an additional five. Expanding the Hudson platform into the entire Just Energy market footprint will give Hudson access to more than twice as many U.S. markets as it currently has. Just

Energy management believes that Just Energy’s commercial market share in its existing markets will benefit from the expanded system capabilities and access to additional sales channels resulting from the Acquisition.

6.	Experienced combined management. Just Energy management expects Just Energy to benefit from the combination of Just Energy’s and Hudson’s management teams, both of which have significant industry experience and have successfully grown independent energy marketing businesses. Hudson’s current Chief Executive Officer is expected to stay on with Just Energy on a long-term basis, and will take on a leadership role responsible for the expansion of the Sales Portal to other Just Energy markets. It is also expected that the rest of Hudson’s current senior management team will continue with Just Energy following the completion of the Acquisition with the exception of Hudson’s founder, who will remain for a six month transition period.

Business of Hudson

History

Hudson was founded in 2002 and began offering natural gas services in New York and New Jersey. Hudson is primarily focused on the small to mid-size commercial energy market segment but also sells its products to mass market residential customers. With an established and diverse customer base in the New York (electricity and natural gas), New Jersey (natural gas), Texas (electricity), and Illinois (electricity) markets, Hudson sells fixed and index energy products with an average term of 18 months, but as long as 36 months. Hudson also offers a hybrid product that enables customers to lock in a portion of their energy on a fixed-price basis while allowing the remaining amount to be variable. Hudson also has a month-to-month product, primarily for its residential portfolio. Hudson is in the process of entering the New Jersey and Pennsylvania electricity markets and the Illinois natural gas market, and has near-term plans to expand into Massachusetts and Connecticut, and medium to long-term plans to expand into California’s commercial energy market segment and into Maryland. Just Energy management believes the markets in which Hudson operates are among the most attractive competitive energy markets in the United States.

Hudson employs approximately 130 full and part-time employees (including approximately 60 inside sales and telemarketing employees in its Florida office).

Supply Arrangements

Hudson entered into a credit-enabled preferred supplier relationship with BP Energy Company (“BP”) in June 2009. On the closing of the Acquisition, Just Energy intends to transition BP’s supply trades into Just Energy’s existing inter-creditor pool and Hudson will terminate its preferred supplier relationship with BP.

Sales Channels

Hudson acquires new customers through three primary channels:

1.	Approximately 500 independent brokers that are focused on commercial accounts and compensated through commissions based on a customer’s size and profitability;

2.	The Florida-based telemarketing centre is the main channel for new residential accounts and has approximately 60 employees working multiple shifts; and

3.	Internal sales targeting residential and small commercial customers through schools, churches, hospitals, and other community organizations.

Business Processes and Technology

Hudson has developed its proprietary Sales Portal that is key to its competitive advantage. The Sales Portal is a custom application that integrates key facets of the business process, including end-to-end integration and automated tasks resulting in greater efficiencies relating to sales, pricing, payment, generation of customer contracts, margin management, supply and hedging, and revenue and cost management. The Sales Portal is an interface that efficiently manages and tracks brokers and sales, stream-lining the sales process.

The Sales Portal also facilitates the customer renewal process, as sales agents can set up a renewal pricing request immediately after the initial term is booked and identify early renewal or “blend and extend” opportunities. In addition, renewals that are not being pursued by the original broker can be easily evaluated for assignment to another sales agent or direct sales.

Several patents on the technology are currently pending.

Hedging Policies

Hudson maintains a hedging policy with contemporaneous hedging of fixed-price energy sales. Hedging needs are identified through the daily tracking of Hudson’s open volumetric positions. Historical usage data is extrapolated into future time periods pertaining to each fixed-price energy sale where the forecasts for each geographic region are aggregated and monitored. For power, load shapes allow data to be parsed into peak and off-peak intervals for each calendar month. Wholesale energy is purchased for particular monthly delivery periods when forecast quantities reach transactable thresholds and/or risk limits. Custom schedules are submitted to wholesale counterparties for quotation.

Regulatory and Competitive Environment

Hudson operates in the New York (electricity and natural gas), New Jersey (natural gas), Texas (electricity), and Illinois (electricity) markets, all of which are open to competition. In each of those states, Hudson is subject to regulation by the applicable public utility commission, public service commission or equivalent body, which has the authority to license, certify and regulate certain activities of electric and natural gas retailers. The requirements for licensing, the level of regulation and the products Hudson is permitted to sell vary from state to state.

New York

Hudson operates in New York’s deregulated natural gas and electricity retail markets, which services approximately 4.7 million natural gas customers and approximately 6.7 million electricity customers.

Just Energy management believes that the regulatory environment in New York is supportive of the continued evolution of competitive natural gas and electricity retail markets. The New York market includes several large and small competitive suppliers and state regulations and rules that Just Energy management believes promote fair and competitive market dynamics.

In New York, customer billing is provided through the applicable energy utility’s systems offering efficiencies for retailer billings and settlement and back office support. Utilities offer a purchase of receivables (“POR”) program, whereby the local utility purchases the customer receivables and assumes 100% of the credit risk associated with default in payment by customers.

Supply and supply-related rules provide reasonable flexibility to manage fluctuations in load and delivery obligations. The state employs uniform business practices which provide a single, consistent standard of operation across all utility service areas in the state.

New Jersey

Hudson operates in New Jersey’s deregulated retail natural gas market, which services approximately 2.9 million natural gas customers. The natural gas utilities with whom Hudson participates in this market provide for POR programs to better manage the risk of customer bad debt and provide the flexibility to utilize utility billing services.

Just Energy management believes that the regulatory environment in New Jersey is supportive of the continued evolution of competitive natural gas retail markets. The New Jersey market has been deregulated for many years. It includes several competitive suppliers and state regulations and rules that Just Energy management believes promote fair and competitive market dynamics.

There is no pipeline capacity released in New Jersey, so capacity must be purchased on the open market. However, Hudson is able to take advantage of a large portion of its unused capacity from the New York market to serve its New Jersey customers due to pipeline commonality in those markets.

Illinois

Hudson operates in the retail electricity market in Illinois. Although the Illinois market has been open and active for large commercial electric customers for several years, market rules for smaller volume commercial and residential customers have only recently been developed to make this segment more attractive for competition.

The addressable market is estimated at over 5.0 million customers for electricity. While options exist in Illinois for utilities to bill customers for Hudson’s commodity charges, Illinois offers a POR program for both utility-billed and retailer-billed customer accounts of up to 400MW (very large customers). Where POR is not available, Hudson is exposed to the risk of non-payment which Hudson has historically mitigated through responsive credit and security practices.

As the second largest competitive market by sales in the United States, Illinois continues to have high levels of market activity. The large customer market has been active for several years. In 2007, market-based rates were introduced leading to a substantial increase in market activity for mid-market and large volume customer markets. With a move to hourly pricing for mid to large volume customers effective in 2008, competitive sales in Illinois continued to increase, as customers were no longer able to access a stable or hedged default supply option from the utility. Continuing the transition, existing mid-size customers are expected to move to hourly pricing in part of the state on June 1, 2010. The introduction of POR programs, expected by the end of 2010, will facilitate further competitive growth in the small to mid-size volume customer segments as it will remove the retailer exposure to bad debt currently experienced.

Texas

Hudson operates in the Texas retail electricity market. With an addressable market estimated at approximately 6.3 million electricity customers, Just Energy management believes Texas to be one of the most competitive jurisdictions in North America. The Public Utility Commission of Texas continues to actively monitor the market to remove any potential barriers to fully functioning wholesale and retail market designs, while facilitating advancements in renewable energy, conservation and demand side management programs and increased consumer choice of retailers and services.

The Texas market has been deregulated since 2002 and has a variety of small and large retailers offering variable and fixed rate products to all customer segments. Texas is one of the few markets which fully deregulated offering no standard default supply option for the local utility. Therefore all customers must actively choose to receive supply from a retailer.

Liquidity and Credit Risk

Just Energy management believes that the current Just Energy $250 million credit facility will be sufficient to meet the liquidity requirements of Just Energy and Hudson on completion of the Acquisition. Just Energy management also believes that the Hudson customer base has minimal customer concentration risk. The 10 largest electricity customers represent approximately 5% of Hudson’s total volume and the 10 largest natural gas customers represent approximately 4% of Hudson’s total volume. The New York and New Jersey markets, as POR markets, have minimal customer credit risk. Texas and Illinois, being non-POR markets, have exposure to credit risk. Bad debt for the calendar 2009 year was 1.5% in non-POR markets. Approximately 30% of the customer revenue is derived from non-POR markets.

Facilities

Hudson leases approximately 17,880 square feet of space consisting of 8,500, 8,380 and 1,000 square feet in Suffern, New York, Irving, Texas, and New Braunfels, Texas, respectively, for head office, administrative and sales purposes. Additionally, Hudson leases approximately 2,220 square feet of space consisting of 1,100, approximately 1,000, and 120 square feet in Ramsey, New Jersey, Brooklyn, New York and Oakbrook, Illinois, respectively, for sales purposes. Hudson also owns a one story office building in Largo, Florida used for its telemarketing sales channel. The office building is approximately 4,800 square feet and is situated on a parcel of land approximately 22,000 square feet.

Competition

The five main competitors in the United States non-residential customer segment are Constellation NewEnergy Inc., Direct Energy Marketing Limited (“Direct Energy”), Reliant Energy Retail Holdings LLC (“Reliant Energy”), GDF SUEZ Energy Resources NA, Inc. and Hess Energy Marketing. All of these competitive energy suppliers focus on the commercial market segment and offer a variety of fixed and indexed products. Constellation NewEnergy Inc., a unit of Constellation Energy Group, Inc., operates in several jurisdictions in North America, including Canada. Direct Energy, a unit of Centrica plc, also operates in several jurisdictions in North America, including Canada. GDF SUEZ Energy Resources NA, Inc., a unit of GDF Suez S.A., is focussed in the eastern United States and Texas. Hess Energy Marketing, a unit of Hess Corporation, only operates in the mid-size to large commercial market segment and is focussed in the eastern United States. Reliant Energy, a unit of NRG Energy, Inc., operates primarily in Texas, where it is a former incumbent utility.

The five main competitors in the United States residential customer segment are Direct Energy, Just Energy, TXU Energy Retail Company LLC (“TXU Energy”), Dominion Retail and Reliant Energy. Direct Energy operates in both the United States and Canada and Just Energy management believes that it is the largest retailer in the residential market in the United Sates by RCEs. TXU Energy, a unit of Energy Future Holdings Corp., is an incumbent utility in Texas and the largest residential supplier in that state. Reliant Energy also operates primarily in Texas, although it has expanded into the northeastern United States. Dominion Retail, a unit of Dominion Resources, Inc., is also an incumbent utility and operates primarily on the east coast and Midwest United States. Just Energy management believes that Just Energy is second largest retailer in the United States by RCEs in the residential customer segment.

Acquisition Agreement

The Acquisition Agreement contains various representations, warranties, covenants and conditions which are customary for a transaction of this nature. The material terms of the Acquisition Agreement are summarized below. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Acquisition Agreement, a copy of which has been filed with the securities regulatory authorities in Canada and is available on SEDAR at www.sedar.com.

Purchase Price

Pursuant to the Acquisition Agreement, JEUSC has agreed to acquire all of the issued and outstanding membership interests of HPH (other than the membership interests held by HEC) and all of the issued and outstanding shares of the capital stock of HEC.

The consideration for the Acquisition will be approximately U.S.$304.2 million, adjusted by customary working capital adjustments, payable as to U.S.$295 million in cash at closing, adjusted by customary working capital adjustments, and a post-closing deferred payment of U.S.$9.2 million, payable in four equal quarterly instalments during the first year following the Acquisition Closing.

In addition, JEUSC must pay the Sellers an aggregate amount equal to the product of U.S.$100,000 multiplied by the aggregate number of calendar days that elapse during the period beginning on and including May 2, 2010 and ending on and including the earlier of May 7, 2010 and the date of the Acquisition Closing. If the Acquisition Closing is scheduled for June 1, 2010, but takes place after June 1, 2010, JEUSC must pay to the Sellers an aggregate amount equal to the product of U.S.$100,000 multiplied by the aggregate number of calendar days that elapse during the period beginning on and including June 2, 2010 and ending on and including the date of closing.

The Acquisition Agreement contemplates an assumed net working capital of HPH and its subsidiaries equal to either (i) U.S.$40 million if the effective date of the Acquisition Closing is May 1, 2010 or (ii) U.S.$37.5 million if the effective date of the Acquisition Closing is June 1, 2010. The purchase price will be adjusted on a dollar for dollar basis in favour of the Sellers if the net working capital on the day immediately preceding the effective date of closing is greater than the assumed net working capital and in favour of JEUSC if net working capital on the day immediately preceding the effective date of the Acquisition Closing is less than the assumed net working capital.

Of the aggregate purchase price, U.S.$22.5 million will be held in escrow for 18 months as security for the Sellers’ indemnity obligations under the Acquisition Agreement.

Representations and Warranties

The Acquisition Agreement includes several and not joint or joint and several representations and warranties of each of the Sellers with respect to itself in favour of JEUSC which are customary for a transaction of this nature, including with respect to power, authority and organization, authorization and enforceability of the Acquisition Agreement, absence of conflicts, ownership of the membership interests or shares, as applicable and the absence of certain claims.

The Acquisition Agreement includes representations and warranties of Hudson in favour of JEUSC with respect to the members of Hudson which are customary for a transaction of this nature, including with respect to organization and authorization, enforceability of the Acquisition Agreement, authorized and outstanding equity securities, absence of certain claims, absence of conflicts, required consents and approvals, compliance with law, financial statements, absence of undisclosed liabilities, sufficiency of, title to and condition of assets, outstanding indebtedness, intellectual property, litigation, employees, employee benefits, absence of collective bargaining agreements and labour disputes, bank accounts, environmental matters, required licenses and permits, insurance, sales agents, suppliers and customers, outstanding contracts and commitments, certain agreements being agreements in full force and effect, absence of certain changes and events, accounts receivable, tax matters, brokers, finders and investment bankers, affiliate arrangements and other matters relating to Hudson.

The Acquisition Agreement also contains representations and warranties of JEUSC in favour of the Sellers with respect to organization and authorization, enforceability of the Acquisition Agreement, absence of conflicts, brokers, finders and investment bankers, required consents and approvals, litigation and investment status.

The representations and warranties made by the Sellers and Hudson in the Acquisition Agreement generally survive for a period of 18 months following the Acquisition Closing, except for representations and warranties relating to conflicts and employee benefits, which survive for a period of 36 months following closing, and representations and warranties relating to the power, authority and organization of Hudson, ownership of HPH membership interests, tax matters, brokerage and finders’ fees, and the post-closing covenants of the Sellers which survive 30 days after the expiration of the applicable statute of limitations.

Closing and Effective Date

Closing is expected to occur on or about May 7, 2010. If the Acquisition Closing does not occur by May 7, 2010, closing will take place on June 1, 2010, or such later date as the parties may agree but not later than June 15, 2010. The effective date of the Acquisition will be May 1, 2010 unless closing occurs after May 7, 2010; in which case the effective date will be June 1, 2010.

Covenants

The Acquisition Agreement includes a number of covenants that are customary for a transaction of this nature. For example, prior to closing of the Acquisition, the Sellers have agreed to cause HPH to be operated in the ordinary course of business, to seek any necessary third party consents, to grant access and inspection rights to JEUSC and to not solicit competing transactions.

The Acquisition Agreement also contemplates that following closing, the parties will cooperate with each other and take any further actions that may be necessary or desirable to carry out the purposes of the Acquisition Agreement.

Termination

The Acquisition Agreement may be terminated by the mutual written consent of JEUSC and the Sellers and may be terminated by either JEUSC or the Sellers if the Acquisition has not been completed by June 15, 2010 other than as a result of a breach of the Acquisition Agreement by the party attempting to terminate the Acquisition Agreement. The Acquisition Agreement may also be terminated (i) by JEUSC if either HEC, HPH and its subsidiaries (collectively, the “Company Group”) or the Sellers fail to perform in any material respect their covenants contained in the Acquisition Agreement required to be performed by them on or prior to the Acquisition Closing or materially breach any of their representations, warranties or covenants contained in the Acquisition Agreement and such breach has not been waived by JEUSC or cured by the breaching party within 10 days following notice of the breach by JEUSC; and (ii) by the Sellers if JEUSC fails to perform in any material respect its covenants contained in the Acquisition Agreement required to be performed by it on or prior to the Acquisition Closing or materially breaches any of its representations, warranties or covenants contained in the Acquisition Agreement and such breach has not been waived by the Sellers or cured by JEUSC within 10 days following notice of the breach by JEUSC. The Acquisition Agreement may be terminated by either the Sellers or JEUSC if any order, writ, injunction or decree of any court or governmental or regulatory agency binding on JEUSC, the Sellers or the Company Group, which prohibits or restrains JEUSC, the Sellers or the Company Group from consummating the Acquisition, provided that each of those parties has used their reasonable best efforts to have any such order, writ, injunction or decree lifted and the same has not been lifted within 30 days after entry, by any such court or governmental or regulatory agency.

Just Energy is required to pay the sellers a fee of U.S.$3,000,000 if the Acquisition does not close in certain events.

Indemnities

The Acquisition Agreement includes customary post-closing indemnity provisions whereby Lake Capital Partners LP and Lake Capital Partners II LP, the largest equity holders in Hudson, will indemnify JEUSC for various matters, including for breaches of representations and warranties and covenants of the Sellers and the Company Group. The indemnity is joint and several as between the indemnifying Sellers. Similarly, the Acquisition Agreement includes customary post-closing indemnity provisions that provide that JEUSC will indemnify the Sellers for various matters, including for breaches of representations and warranties and covenants of JEUSC.

The liability of the indemnifying Sellers is generally subject to certain thresholds. In most cases, the indemnifying Sellers are not obligated to indemnify JEUSC under the Acquisition Agreement unless and until the aggregate amount of JEUSC’s damages equal or exceed U.S.$50,000 for individual claims and U.S.$2,000,000 (the “Deductible”) in the aggregate, at which time JEUSC will be entitled to indemnification from the indemnifying Sellers up to a maximum of U.S.$50,000,000 (the “Cap”). The Deductible and Cap will not apply for breaches of representations and warranties with respect to organization and authorization, ownership of the Hudson equity interests being acquired, tax matters and brokerage and finders’ fees, for which JEUSC will be entitled to indemnifications from Hudson up to a maximum of the purchase price.

Acquisition Closing Conditions

The obligation of JEUSC to complete the Acquisition is subject to the satisfaction or waiver of a number of conditions that are customary in acquisition transactions of this nature and include the following: (i) the representations and warranties of the Sellers and the Company Group, respectively, being accurate in all material respects, subject to certain exceptions, and compliance by the Sellers and the Company Group, in all material respects, with all of their obligations under the Acquisition Agreement, (ii) the termination of the BP preferred supplier arrangement and related documentation being executed, (iii) the securing of any required consents from lenders and suppliers, (iv) approval of the Public Utility Commission of Texas, (v) the securing of certain other third party consents, (vi) the expiry or termination of the applicable waiting period with respect to the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, (vii) that no material adverse change to the businesses of Hudson has occurred, (viii) certain key Hudson employees (the “Key Hudson Employees”) having entered into an employment agreement having terms agreeable to JEUSC, (ix) each of the Key Hudson Employees entitled to a change of control payment having entered into an agreement waiving entitlement to such payments, (x) non-compete and non-solicitation agreements with Key Hudson Employees having been executed, and (xi) JEUSC having obtained the financing from the sale of the Debentures.

USE OF PROCEEDS

The estimated total net proceeds to be received by the Fund from the Offering will amount to approximately $315,300,000, after deducting the Underwriters’ fee in respect of the Debentures issued and sold by the Fund and the estimated expenses of the Offering. The net proceeds of the Offering will be used to fund the purchase price of the Acquisition and related transaction costs, which are estimated to total approximately $321,214,000. If the total purchase price of the Acquisition and related transaction costs are less than the net proceeds, the remaining balance of the net proceeds will be used for working capital and other general corporate purposes.

SELECTED FINANCIAL INFORMATION

The following table sets out selected unaudited consolidated financial information for the Fund and HPH, respectively, as at and for the twelve months ended December 31, 2009. This information should be read in conjunction with the Just Energy Financial Statements and the Just Energy MD&A incorporated by reference herein, and the audited consolidated financial statements of HPH for the years ended December 31, 2009 and 2008 and the related notes included in this short form prospectus. Historical results are not necessarily indicative of the results that may be expected for any further period. This information is based on currently available information and assumptions that Just Energy management believes provide a reasonable basis for presenting the significant effects of the completion of the Offering and the Acquisition. In the opinion of Just Energy management, all material adjustments necessary to present fairly the pro forma consolidated financial information set out in the table below have been made. Actual adjustments will differ from the pro forma adjustments. The unaudited consolidated financial information in the following table is presented for informational purposes only and is not necessarily indicative of the financial position and results of operations of Just Energy that would have occurred had the Offering and the Acquisition occurred on January 1, 2009, nor does it purport to be indicative of Just Energy’s financial position as at any future date or results of operations for any future period.

The following is not a forecast or a projection of future results. The actual results of operations of Just Energy and HPH on a combined basis for any period, whether before or after the completion of the Acquisition, will vary from the amounts set forth below, and such variation may be material.

Reconciliation of Distributable Cash and Seasonally Adjusted Gross Margin and

Summary of Pro Forma Distributable Cash (unaudited)

Twelve Months Ended December 31, 2009
Reconciliation to Statements of Cash Flow	Just Energy (Cdn $)	HPH (U.S.$)		HPH (Cdn$)(1)	Adjustments (Cdn$)		ProForma(2) (Cdn$)
	(in thousands of dollars except per Unit amounts and percentages)
Cash inflow from operations	$160,720	$158,665		$181,116	(33,606	) (3)(4)	$308,230
Add:
Decrease in non-cash working capital	37,916	(100,724)		(114,976)			(77,060)
Tax impact on distributions to Class A preference shareholders	2,553	—		—			2,553

Distributable Cash(5)	$201,189	$57,941		$66,140	(33,606)		$233,723

Distributable Cash
Sales	$2,174,208	$625,683		$714,217			$2,888,425
Cost of goods sold	(1,781,047)	(505,014)		(576,473)			(2,357,520)

Gross margin per financial statements	393,161	120,669		137,744			530,905
Adjustments required to reflect net cash receipts from gas sales	16,992	—		—			16,992
Add back of fair value and amortization of derivative instruments	—	(13,198)		(15,066)			(15,066)

Seasonally adjusted gross margin(6)	410,153	107,471		122,678			532,831
Less:
General and administrative	(84,168)	(41,316)		(47,162)			(131,330)
Capital tax expense	(359)	—		—			(359)
Bad debt expense	(18,953)	—		—			(18,953)
Income tax provision	(9,542)	—		—	(13,806	)(3)	(23,348)
Interest expense	(11,449)	(8,214	)(7)	(9,376)	(19,800	)(4)	(40,625)
Other items	7,019						7,019

	(117,452)	(49,529)		(56,538)	(33,606)		(207,596)

Distributable cash before marketing expenses	292,701	57,941		66,140	(33,606)		325,235
Marketing expenses to maintain gross margin	(56,480)	—		—			(56,480)

Distributable cash after gross margin replacement	236,221	57,941		66,140	(33,606)		268,755
Marketing expenses to add new gross margin	(35,032)	—		—			(35,032)

Distributable Cash (Basic)	$201,189	$57,941		$66,140	(33,606)		$233,723

Interest on Debentures(8)	—	—		—	19,800	(4)	19,800

Distributable Cash (Diluted)	$201,189	$57,941		$66,140	$(13,806	)(3)	$253,523

Number of Units—basic	127,393,822						127,393,822
Number of Units—diluted	128,756,348				18,333,333	(8)	147,089,681

Distributable cash per Unit—basic	$1.58						$1.83
Accretion—basic							16.2%

Distributable cash per Unit—fully-diluted	$1.56						$1.72
Accretion—fully-diluted							10.3%

Notes:

(1)	HPH’s financial results have been converted to Canadian dollars at an average rate for the twelve months ended December 31, 2009 of U.S.$1.00 equals Cdn$1.1415 for income statement items, and at a rate of U.S$1.00 equals Cdn$1.0510 as at December 31, 2009 for balance sheet items.

(2)	Pro forma combined to give effect to the Acquisition and the issuance of $330 million aggregate principal amount of Debentures as if both events occurred on January 1, 2009, as well as management’s estimate of an incremental $13.8 million of cash taxes that would have been payable on HPH’s earnings.

(3)	Represents Just Energy management’s estimate of cash taxes payable of $13,806 by HPH had it been taxable for the twelve months ended December 31, 2009.

(4)	Estimated cash interest expense of $19,800 on the Debentures after giving effect to the Offering as of January 1, 2009.

(5)	“Distributable Cash” is not a defined performance measure under Canadian GAAP and does not have a standard meaning prescribed by Canadian GAAP. See “Financial Information”.

(6)	Just Energy’s management believes that the best basis for analyzing both Just Energy’s financial results and the amount of cash available for distribution is to focus on amounts actually received (“seasonally adjusted”) as this figure provides the margin earned on all deliveries to the utilities. “Seasonally adjusted gross margin” is not a defined performance measure under Canadian GAAP and does not have a standard meaning prescribed by Canadian GAAP. “Seasonally adjusted gross margin” is derived by adding to gross margin an adjustment to reflect net cash receipts from cash sales. Seasonally adjusted analysis applies solely to Just Energy’s natural gas markets and specifically to Ontario, Quebec, Manitoba and Michigan. See “Financial Information”.

(7)	Represents interest expense of $12.6 million, adjusted for interest added to members notes payable of $4.2 million, and less interest income of $0.2 million.

(8)	Estimated number of Units issued in connection with the Offering assuming conversion of all of the Debentures at the Conversion Price of $18.00 per Unit.

Reconciliation of EBITDA and Adjusted EBITDA, and Other Selected Financial Information

Twelve Months Ended December 31, 2009
	Just Energy (Cdn$)		HPH (U.S.$)	HPH (Cdn$)(1)	Adjustments (Cdn$)		ProForma (Cdn$)
	(in thousands of dollars except per Unit amounts and percentages) (unaudited)
EBITDA

Net income	$142,086		$58,066	$66,282	(101,736)		$106,632
Add:
interest	11,449		12,433	14,192	25,160	(6)	50,801
tax	34,123				(34,057	)(8)	66
amortization	49,187		8,855	10,108	110,633	(9)	169,928
EBITDA(2)	236,845		79,354	90,583			327,428

adjustment for fair value of financial instruments	(33,131)		(13,198)	(15,066)			(48,197)

Adjusted EBITDA(2)	$203,714		$66,156	$75,517			$279,231

Cash	$39,847		$16,269	$17,099			$56,946
Total Debt(3)(4)	303,698		—	—	330,000	(7)	633,698

Unadjusted Working Capital	(386,962)		2,876	3,023			(383,939)
Adjustment for derivative financial instruments	518,745		53,410	56,134			574,879

Adjusted Working Capital(5)	$131,783		$56,286	$59,157			$190,940

Interest Coverage(10)	17.8	x					5.5	x
Total Debt/Adjusted EBITDA	1.5	x					2.3	x

Notes:

(1)	HPH’s financial results have been converted to Canadian dollars at an average rate for the twelve months ended December 31, 2009 of U.S.$1.00 equals Cdn$1.1415 for income statement items, and at a rate of U.S.$1.00 equals Cdn$1.0510 as at December 31, 2009 for balance sheet items.

(2)	EBITDA represents net income (loss), less interest, tax, depreciation and amortization. Adjusted EBITDA represents net income (loss), less interest, tax, depreciation and amortization and excludes the impact of mark-to-market gains (losses) arising from derivative financial instruments on future supply. Management of Just Energy enters into fixed-price supply contracts in order to protect customer margins. In accordance with Canadian GAAP, the associated customer contracts are not marked-to-market, but there is a requirement to mark-to-market the future supply contracts. This creates unrealized gains (losses) under Canadian GAAP that are not offset by the related customer gains (losses). Management believes that these short term mark-to-market non-cash gains (losses) do not impact long-term financial performance. The related future supply has been sold under long-term customer contracts at fixed prices; therefore the annual movement in the theoretical value of this future supply is not an appropriate measure of current or future operating performance. Neither EBITDA nor Adjusted EBITDA is a recognized performance measure under Canadian GAAP and does not have a standardized meaning prescribed by Canadian GAAP; accordingly, Adjusted EBITDA may not be comparable to similar measures presented by other issuers. See “Financial Information”.

(3)	Debt includes $90 million aggregate principal amount of JEEC Debentures, long-term debt and current portion of long term debt and bank indebtedness.

(4)	Includes $90 million aggregate principal amount of JEEC Debentures at face value.

(5)

Adjusted working capital represents current assets and current liabilities excluding the current assets and current liabilities associated with the mark-to-market gains (losses) arising from derivative financial instruments on future supply. Management ensures that customer margins are protected by entering into fixed-price supply contracts. In accordance with Canadian GAAP, the associated customer contracts are not marked-to-market, but there is a requirement to mark-to-market the future supply contracts. This creates unrealized gains (losses) that are not offset by the related customer gains (losses). Management believes that these short-term mark-to-market non-cash gains (losses)

do not impact long-term financial performance. The related future supply has been sold under long-term customer contracts at fixed prices; therefore the annual movement in the theoretical value and resulting current assets or liabilities is not an appropriate measure of current or future assets or liabilities. Adjusted working capital is not a recognized measure under Canadian GAAP and does not have a standardized meaning prescribed by Canadian GAAP; accordingly, adjusted working capital may not be comparable to similar measures presented by other issuers. See “Financial Information”.

(6)	Represents the accretion of the carrying value of the Debentures to the face value of the Debentures and associated interest for the twelve months ended December 31, 2009.

(7)	Represents the face value of the Debentures.

(8)	Represents Just Energy management’s estimate of both cash taxes payable of $13.8 million by HPH had it been taxable for the twelve months ended December 31, 2009 and the amortization of future tax liabilities of $47.9 million.

(9)	Represents amortization of intangible assets at fair value based on the preliminary purchase price allocation of Hudson.

(10)	Interest coverage represents Adjusted EBITDA divided by interest expense.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Fund as at December 31, 2009 both before and after giving effect to the Acquisition and the Offering. Other than as set forth below, there have not been any material changes in the share or loan capitalization of the Fund, on a consolidated basis, since December 31, 2009.

Designation	As at December 31, 2009 before giving effect to the Acquisition and the Offering		As at December 31, 2009 after giving effect to the Acquisition and the Offering(2)(3)
	(in thousands, except unit, share, option, right and grant amounts)
Long-Term Debt(1)	$231,733		$512,185
Units	$578,702		$578,702
	(123,155,791 units	)	(123,155,791 units	)
Class A Preference Shares of JEC	$13,160		$13,160
	(5,263,728 shares	)	(5,263,728 shares	)
Unit options	369,500		369,500
Unit appreciation rights	1,402,964		1,402,964
Deferred Unit grants	78,548		78,548
JEEC Exchangeable Shares	$60,561		$60,561
	(5,368,835 shares	)	(5,368,835 shares	)
Equity component of Debentures	—		$34,848

Notes:

(1)	Long-term debt does not include the current portion of long-term debt. For a description of the Fund’s long-term debt, see Notes 7 and 9(a) to the 2010 Q3 Financial Statements. Long-term debt as at March 31, 2010 was approximately $229.6 million.

(2)	After deducting the Underwriters’ fee and expenses of the Offering.

(3)	As at March 31, 2010, there were: (i) 124,325,307 Units issued and outstanding; (ii) 4,688,172 JEEC Exchangeable Shares issued and outstanding; (iii) 369,500 Units reserved for issuance on exercise of outstanding Unit options; (iv) 2,601,992 Units reserved for issuance on exchange of outstanding Unit appreciation rights; (v) 84,138 Units reserved for issuance on exchange of deferred Unit grants; and (vi) 4,688,172 Units reserved for issuance on exchange of outstanding JEEC Exchangeable Shares.

EARNINGS COVERAGE RATIOS

The following earnings coverages are calculated on a consolidated basis for the twelve-month periods ended March 31, 2009 and December 31, 2009 and are derived from: (i) with respect to the Fund, audited financial information in the case of the period ended March 31, 2009 and unaudited financial information in the case of the period ended December 31, 2009; (ii) with respect to HPH, audited financial information in the case of the period ended December 31, 2009 and unaudited financial information in the case of the period ended March 31, 2009; and (iii) with respect to UEG, unaudited financial information in the case of the periods ended March 31, 2009 and December 31, 2009. Interest expense used in the following coverage calculations is on a pro forma basis and includes interest expense on the Debentures.

The net loss of the Fund before interest expense and income taxes for the twelve-month period ended March 31, 2009 was $1,161.1 million. The net income of the Fund before interest expense and income taxes for the twelve-month period ended December 31, 2009 was $187.7 million. After giving effect to the issuance of the Debentures, interest expense for the twelve-month periods ended March 31, 2009 and December 31, 2009 was $29.0 million and $36.6 million, respectively, for an earnings coverage ratio of minus 40.0 for the twelve months ended March 31, 2009 and 5.1 for the twelve months ended December 31, 2009. To achieve earnings coverage of 1:1 for the twelve months ended March 31, 2009, net income would have had to have been $1,190.1 million higher.

The net income of the Fund before interest expense and income taxes, as described in the following paragraph, adjusted for the change in fair value of derivative instruments for the twelve-month period ended March 31, 2009 was $175.9 million. The net income of the Fund before interest expense and income taxes adjusted for the change in the fair value of derivative instruments for the twelve-month period ended December 31, 2009 was $154.5 million. After giving effect to the issuance of the Debentures, interest expense for the twelve-month periods ended March 31, 2009 and December 31, 2009 was $29.0 million and $36.6 million, respectively, for an earnings coverage ratio of 6.1 for the twelve months ended March 31, 2009 and 4.2 for the twelve months ended December 31, 2009.

Net income (loss) adjusted for the change in fair value of derivative instruments (“Adjusted Net Income” or “Adjusted Net Loss”, as the case may be) excludes the impact of mark-to-market gains (losses) arising from derivative financial instruments on future supply. Management of Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. In accordance with Canadian GAAP, the associated customer contracts are not marked-to-market, but there is a requirement to mark-to-market the future supply contracts. This creates unrealized gains (losses) under Canadian GAAP that are not offset by the related customer gains (losses). Management believes that these short-term mark-to-market non-cash gains (losses) do not impact long-term financial performance. The related future supply has been sold under long-term customer contracts at fixed prices; therefore the annual movement in the theoretical value of this future supply is not an appropriate measure of current or future operating performance. Adjusted net income is not a recognized measure under Canadian GAAP and does not have a standardized meaning prescribed by Canadian GAAP; accordingly, Adjusted net income may not be comparable to similar measures presented by other issuers. See “Financial Information”.

After giving effect to the Acquisition, the pro forma net loss of the Fund before interest expense and income taxes for the twelve-month period ended March 31, 2009 was $1,485.0 million and the pro forma net loss for the twelve-month period ended December 31, 2009 was $46.7 million. After giving effect to the issuance of the Debentures, the pro forma interest expense for the twelve-month period ended March 31, 2009 and the twelve-month period ended December 31, 2009 was $50.2 million and $58.1 million, respectively, for an earnings coverage ratio of minus 29.6 for the twelve-month period ended March 31, 2009 and minus 0.8 for the twelve-month period ended December 31, 2009. To achieve an earnings coverage of 1:1 for the twelve months ended March 31, 2009 and December 31, 2009 net income would have had to have been $1,535.1 million and $104.9 million higher, respectively.

After giving effect to the Acquisition, the pro forma Adjusted Net Loss of the Fund before interest expense and income taxes for the twelve-month period ended March 31, 2009 was $108.9 million and the pro forma net loss for the twelve-month period ended December 31, 2009 was $39.5 million. After giving effect to the issuance of the Debentures, the pro forma interest expense for the twelve-month period ended March 31, 2009 and the twelve month period ended December 31, 2009 was $50.2 million and $58.1 million, respectively, for an earnings coverage ratio of minus 2.2 for the twelve-month period ended March 31, 2009 and minus 0.7 for the twelve-month period ended December 31, 2009. To achieve an earnings coverage ratio of 1:1 for the twelve months ended March 31, 2009 and December 31, 2009, net income would have had to have been $159.1 million and $97.6 million higher, respectively

Under Canadian GAAP, the Debentures are, and will be, classified as a liability with a portion allocated to equity related to the conversion feature and with the related interest expensed as incurred and financing charges amortized, using the effective interest method. After giving effect to the Acquisition, the pro forma net loss of the Fund before interest expense (excluding the accretion amount allocated to equity) and income taxes for the twelvemonth period ended March 31, 2009 was $1,492.7 million and the pro forma net loss before interest expense (excluding the accretion amount allocated to equity) for the twelve-month period ended December 31, 2009 was $46.8 million. If the Debentures were classified in their entirety as a liability, with no equity component, the interest expense would exclude the accretion of the amount allocated to equity which for the twelve month period ended

March 31, 2009 and for the twelve-month period ended December 31, 2009 was $46.3 million and $54.2 million, resulting in an earnings coverage ratio of minus 32.3 and minus 0.9, respectively. To achieve an earnings coverage of 1:1 for the twelve months ended March 31, 2009 and the twelve months ended December 31, 2009, earnings would have had to have been higher by $1,539.0 million and $101.0 million respectively.

DESCRIPTION OF THE DEBENTURES

The following is a summary of the material attributes and characteristics of the Debentures. This summary does not purport to be complete and is subject to, and is qualified in its entirety by, reference to the terms of the Debenture Indenture.

General

The Debentures will be issued under the Debenture Indenture. The Debenture Trustee is the trustee under the Debenture Indenture and the Fund’s transfer agent. The Debenture Indenture does not limit the aggregate principal amount of Debentures that may be outstanding from time to time.

The Debentures to be issued will be in the aggregate principal amount of $330,000,000. The Fund may, from time to time, without the consent of the Debentureholders, issue additional debentures of a different series under the Debenture Indenture, in addition to the Debentures offered hereby.

The Debentures will be dated as of the closing of the Offering and will have an initial maturity date of the Termination Time. If the Acquisition Closing Time occurs prior to the Termination Time, the maturity date will be automatically extended from the Initial Maturity Date to June 30, 2017. If the Acquisition Closing Time does not occur prior to the Termination Time, the Debentures will mature on the Initial Maturity Date, being the Termination Time. The Debentures will be issuable only in denominations of $1,000 and integral multiples thereof and will bear interest from and including the date of issue at 6.0% per annum, which will be payable semi-annually in arrears on June 30 and December 31 in each year, commencing on December 31, 2010. The first interest payment will include interest accrued from the date of the closing of the Offering to, but excluding, December 31, 2010 (unless the Debentures are repaid in full on the Initial Maturity Date).

The principal amount of the Debentures is payable in lawful money of Canada or, if the maturity date is extended beyond the Initial Maturity Date, at the option of the Fund, subject to the receipt of applicable regulatory approvals and provided that no Event of Default has occurred and is continuing, by delivery of fully paid, non-assessable and freely tradeable Units as further described under “— Method of Payment — Payment of Principal on Redemption or at Maturity”. The interest on the Debentures is payable in lawful money of Canada including, at the option of the Fund and subject to applicable regulatory approval, in accordance with the Interest Payment Election as described under “— Method of Payment — Interest Payment Election”.

The Debentures are direct obligations of the Fund and will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated to other liabilities of the Fund as described under “- Subordination”. The Debenture Indenture will not restrict the Fund or its subsidiaries from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging the Fund’s real or personal property or properties to secure any indebtedness.

Amendments have been made to the Tax Act to facilitate tax deferred conversions to corporations of SIFTS for the purposes of the Tax Act. As previously disclosed by the Fund, the Fund intends to convert to a corporate structure before January 1, 2011. In the event that the Fund converts to a corporation pursuant to a Conversion Transaction, adjustments will be made to the terms of the conversion privilege as described below under “Conversion Rights”. Among other things, these adjustments will be necessary to reflect the fact that, in connection with the Conversion Transaction, Unitholders will receive securities of the Continuing Corporation in exchange or otherwise as consideration or in substitution for Units. More specifically, as further described below, following completion of a Conversion Transaction, Debentures will be convertible into the kind and number of securities of the Continuing Corporation which a holder of Debentures would have been entitled to receive had it been a holder of the number of Units into which the Debentures were convertible prior to the effective date of the Conversion

Transaction. In addition, following completion of a Conversion Transaction, in any circumstance in which holders of Debentures would otherwise receive Units under the terms of the Debenture Indenture, such holders will instead receive such securities of the Continuing Corporation. The Debentures will also, without the consent of the Debentureholders, become obligations of the Continuing Corporation in connection with any Conversion Transaction, having substantially the same terms as the Debentures.

Subordination

The payment of the principal of, premium (if any) and interest on, the Debentures will be subordinated and postponed in right of payment, as set forth in the Debenture Indenture, to the prior payment in full of all Senior Indebtedness of the Fund including indebtedness to trade and other creditors of the Fund. “Senior Indebtedness” of the Fund will be defined in the Debenture Indenture to mean, in effect, the principal of and premium, if any, and interest on and other amounts in respect of all indebtedness, liabilities and obligations of the Fund (whether outstanding as at the date of the Debenture Indenture or thereafter created, incurred, assumed or guaranteed), other than (i) indebtedness evidenced by the Debentures, and (ii) all other existing and future debentures or other instruments of the Fund which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be pari passu with, or subordinate in right of payment to, the Debentures.

The Debenture Indenture will provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Fund, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Fund, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Fund, then the holders of Senior Indebtedness, including any indebtedness to trade creditors, will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon. The Debenture Indenture will also provide that the Fund will not make any payment, and the holders of the Debentures will not be entitled to demand, accelerate, institute proceedings for the collection of, or receive any payment or benefit (including, without any limitation, by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Debentures or (b) at any time when a default has occurred under the Senior Indebtedness and is continuing, unless the Senior Indebtedness has been repaid in full.

The Debentures will also be effectively subordinate to claims of creditors of the Fund’s subsidiaries except to the extent the Fund is a creditor of such subsidiaries ranking at least pari passu with such other creditors. In particular, the Debentures will be effectively subordinate in right of payment to the prior payment in full of all credit facilities and other debt obligations of the subsidiaries of the Fund, including the JEEC Debentures assumed by JEEC and guaranteed by the Fund in connection with the Universal Acquisition and the revolving credit facilities of Just Energy L.P. and JEUSC.

Conversion Rights

Each Debenture will be convertible into freely tradeable Units at the option of the holder of a Debenture at any time after the Initial Maturity Date and prior to 5:00 p.m. (Toronto time) on the earlier of the Final Maturity Date and the date specified by the Fund for redemption of the Debentures, at a conversion price of $18.00 per Unit, being a conversion rate of approximately 55.5556 Units per $1,000 principal amount of Debentures, subject to adjustment in certain events. Holders converting their Debentures will receive accrued and unpaid interest on such Debentures for the period from the last interest payment date (or the date of issue of the Debentures if there has not yet been an interest payment date) to, but excluding, the date of conversion. Notwithstanding the foregoing, no Debenture may be converted during the five Business Days preceding June 30 and December 31 in each year as the registers of the Debenture Trustee will be closed during such periods.

Subject to the provisions thereof, the Debenture Indenture will provide for the adjustment of the Conversion Price in certain events including: (a) the subdivision or consolidation of the outstanding Units; (b) subject to (c) below, the distribution of Units to holders of Units by way of distribution or otherwise other than an issue of securities to holders of Units who have elected to receive distributions in securities of the Fund in lieu of receiving cash distributions paid in the ordinary course; (c) the issuance of options, rights or warrants to holders of Units entitling them to acquire Units or other securities convertible into Units at less than 95% of the then Current Market Price of the Units; and (d) the distribution to all holders of Units of any securities or assets (other than cash distributions and equivalent distributions in securities paid in lieu of cash distributions in the ordinary course). There will be no adjustment of the Conversion Price in respect of any event described in (b), (c) or (d) above if the holders of the Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or effective date. The Fund will not be required to make adjustments in the Conversion Price unless the cumulative effect of such adjustments would change the Conversion Price by at least 1%.

In the case of any reclassification or capital reorganization (other than a change resulting from consolidation or subdivision) of the Units, or in the case of any consolidation, amalgamation, arrangement or merger of the Fund with or into any other entity, or in the case of any sale or conveyance of the properties and assets of the Fund as, or substantially as, an entirety to any other entity, or a liquidation, dissolution, winding-up or similar transaction of the Fund (in each case, including in connection with or as a part of a Conversion Transaction), the terms of the conversion privilege shall be adjusted so that each holder of a Debenture shall, after such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale, conveyance, liquidation, dissolution, winding-up or similar transaction, be entitled to receive the number of Units or other securities or property such holder would be entitled to receive if, on the effective date thereof, it had been the holder of the number of Units into which the Debenture was convertible prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale, conveyance, liquidation, dissolution, winding-up or similar transaction.

In addition, no Debentures may be converted at any time on or following the record date for determining Unitholders entitled to receive securities in respect of the proposed Conversion Transaction if the issuance of Units upon such conversion were to prohibit the Fund from being wound up on a tax deferred basis as a result of there being Units held by persons other than the Continuing Corporation or if the issuance of Units would otherwise adversely affect the tax consequences associated with the proposed Conversion Transaction.

No fractional Units will be issued on any conversion but in lieu thereof the Fund shall satisfy fractional interests by a cash payment equal to the Current Market Price of any fractional interest.

Redemption

The Debentures are not redeemable prior to June 30, 2013, except upon the satisfaction of certain conditions after a Change of Control has occurred. On or after June 30, 2013 and prior to June 30, 2015, the Debentures may be redeemed by the Fund, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, provided that the Current Market Price on the date on which notice of redemption is given exceeds 125% of the Conversion Price. On or after June 30, 2015, and prior to maturity, the Debentures may be redeemed by the Fund, in whole or in part, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest.

In the case of redemption of less than all of the Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a pro rata basis or in such other manner as the Debenture Trustee deems equitable, subject to the consent of the TSX, if applicable. The Fund will have the right to purchase Debentures in the market, by tender or by private contract at any time subject to regulatory requirements.

Change of Control

Within 30 days following the occurrence of a Change of Control, the Fund will be required to make an offer in writing to purchase, in whole or in part, the Debentures then outstanding, at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest.

The Debenture Indenture will contain notification and repurchase provisions requiring the Fund to give written notice to the Debenture Trustee of the occurrence of a Change of Control within 30 days of such event together with the Debenture Offer. The Debenture Trustee will thereafter promptly mail to each holder of Debentures a notice of the Change of Control together with a copy of the Debenture Offer to repurchase all the outstanding Debentures.

If 90% or more of the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to the Fund pursuant to the Debenture Offer, the Fund will have the right to redeem all of the remaining Debentures at the Debenture Offer Price. Notice of such redemption must be given by the Fund to the Debenture Trustee within 10 days following the expiry of the Debenture Offer, and as soon as possible thereafter, by the Debenture Trustee to the holders of the Debentures not tendered pursuant to the Debenture Offer.

Method of Payment

Payment of Principal on Redemption or at Maturity

On redemption or at maturity of the Debentures, the Fund will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the principal amount of the outstanding Debentures, together with accrued and unpaid interest thereon. If the maturity date is extended beyond the Initial Maturity Date, the Fund may, at its option, on not more than 60 days’ and not less than 40 days’ prior notice, subject to applicable regulatory approval and provided no Event of Default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the Debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradeable Units determined by dividing the principal amount of the Debentures being repaid by 95% of the Current Market Price on the date of redemption or maturity, as applicable. No fractional Units will be issued on redemption or at maturity but in lieu thereof the Fund shall satisfy fractional interests by a cash payment equal to the Current Market Price of the fractional interest.

Interest Payment Election

The Fund may elect, subject to regulatory approval, from time to time to satisfy its obligation to pay all or any part of the interest on the Debentures (the “Interest Obligation”), on the date it is payable under the Debenture Indenture (an “Interest Payment Date”), by delivering a sufficient number of Units to the Debenture Trustee to satisfy all or any part, as the case may be, of the Interest Obligation in accordance with the Debenture Indenture (the “Unit Interest Payment Election”). The Debenture Indenture will provide that, upon such election, the Debenture Trustee shall have the power to (a) accept delivery from the Fund of Units, (b) accept bids with respect to, and consummate sales of, such Units, each as the Fund shall direct in its absolute discretion, (c) invest the proceeds of such sales in short-term permitted Government Obligations (as defined in the Debenture Indenture) which mature prior to the applicable Interest Payment Date, and use the proceeds received from such permitted Government Obligations, together with any proceeds from the sale of Units not invested as aforesaid, to satisfy the Interest Obligation, (d) deliver proceeds to holders of Debentures sufficient to satisfy the Interest Obligation and (e) perform any other action necessarily incidental thereto.

The Debenture Indenture will set forth the procedures to be followed by the Fund and the Debenture Trustee in order to effect the Unit Interest Payment Election. If a Unit Interest Payment Election is made, the sole right of a holder of Debentures in respect of interest will be to receive cash from the Debenture Trustee out of the proceeds of the sale of Units (plus any amount received by the Debenture Trustee from the Fund attributable to any fractional Units) in full satisfaction of the Interest Obligation, and the holder of such Debentures will have no further recourse to the Fund in respect of the Interest Obligation.

Neither the Fund’s making of the Unit Interest Payment Election nor the consummation of sales of Units will (a) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the interest payable on such Interest Payment Date, or (b) entitle such holders to receive any Units in satisfaction of the Interest Obligation.

Events of Default and Waiver

The Debenture Indenture will provide that an event of default (“Event of Default”) in respect of the Debentures will occur if any one or more of the following described events has occurred and is continuing with respect to such Debentures: (a) failure for 10 days to pay interest on such Debentures when due; (b) failure to pay principal of such Debentures when due, whether at maturity, upon redemption, by declaration or otherwise; (c) default in the observance or performance of any material covenant or condition of the Debenture Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Fund specifying such default and requiring the Fund to rectify the same; or (d) certain events of bankruptcy, insolvency or reorganization of the Fund under bankruptcy or insolvency laws. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall upon request of holders of not less than 25% of the principal amount of the Debentures then outstanding, declare the principal of and interest on all outstanding Debentures to be immediately due and payable. In certain cases, the holders of more than 50% of the principal amount of such Debentures then outstanding may, on behalf of the holders of all such Debentures, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

Modification

The rights of the holders of the Debentures as well as any other series of debentures that may be issued under the Debenture Indenture may be modified in accordance with the terms of the Debenture Indenture. For that purpose, among others, the Debenture Indenture will contain certain provisions which will make binding on all Debentureholders resolutions passed at meetings of the holders of Debentures by votes cast thereat by holders of not less than 66 2/3% of the principal amount of the Debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66 2/3% of the principal amount of the Debentures then outstanding. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of Debentures of each particularly affected series.

The Fund and the Debenture Trustee may, without the consent or concurrence of the holders of debentures under the Debenture Indenture, by supplemental indenture or otherwise, make any changes or corrections in the Debenture Indenture which they shall have been advised by counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained therein or in any indenture supplemental thereto.

Limitation on Non-Resident Ownership

In order for the Fund to maintain its status as a mutual fund trust under the Tax Act, the Fund must not be established or maintained primarily for the benefit of non-residents of Canada within the meaning of the Tax Act. Accordingly, the Declaration of Trust provides that at no time may non-residents of Canada be the beneficial owners of a majority of the Units. In connection therewith, the Debenture Trustee may require declarations as to the jurisdictions in which holders or beneficial owners of Units and Debentures are resident. If the Fund becomes aware that 49% of the Units (on either a basic or fully-diluted basis) then outstanding are held, or may be held, for the benefit of non-residents or partnerships which are not Canadian partnerships or that such a situation is imminent, the Fund may make a public announcement thereof and will notify the Debenture Trustee in writing and the Debenture Trustee shall not accept a subscription for Debentures from or issue or register a transfer of Debentures to a person unless the person provides a declaration that the person is not a non-resident of Canada or partnerships which are not Canadian partnerships. If, notwithstanding the foregoing, the Fund determines that more than 49% of the Units (on either a basic or fully-diluted basis) are held for the benefit of non-residents or partnerships which are not Canadian partnerships, the Fund may send a notice to non-resident Debentureholders, chosen in inverse order to the order of acquisition or registration or in such manner as the Fund may consider equitable and practicable, requiring them to sell their Debentures or a portion thereof within a specified period of not more than 60 days. If the Debentureholders receiving such notice have not sold the specified number of Debentures or provided the Fund with satisfactory evidence that they are not non-residents of Canada or partnerships which are not Canadian partnerships and do not hold their Debentures for the benefit of non-residents of Canada or partnerships which are not Canadian partnerships within such period, the Fund may sell such Debentures on behalf of such Debentureholders to a person or persons that are not Non-Residents and, in the interim, all rights attaching to such Debentures (including any right to receive payments of interest) will be immediately suspended and the rights of any such Debentureholders in respect of such Debentures will be limited to receiving the net proceeds of sale (net of any withholding tax).

Book-Entry System for Debentures

The Debentures will be issued in “book-entry only” form and must be purchased or transferred through a participant in the depository service of CDS (a “Participant”). On the Closing Date, the Debenture Trustee will cause the Debentures to be delivered to CDS and registered in the name of its nominee. The Debentures will be evidenced by a single book-entry only certificate or two book-entry only certificates if any of the purchasers are U.S. persons or if the Debentures are sold within the United States. Registration of interests in and transfers of the Debentures will be made only through the depository service of CDS.

Except as described below, a purchaser acquiring a beneficial interest in the Debentures (a “Beneficial Owner”) will not be entitled to a certificate or other instrument from the Debenture Trustee or CDS evidencing that purchaser’s interest therein, and such purchaser will not be shown on the records maintained by CDS, except through a Participant. Such purchaser will receive a confirmation of purchase from the Underwriter or other registered dealer from whom Debentures are purchased.

Neither the Fund nor the Underwriters or the Debenture Trustee will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Debentures held by CDS or the payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Debentures; or (c) any advice or representation made by or with respect to CDS and contained in this prospectus and relating to the rules governing CDS or any action to be taken by CDS or at the direction of its Participants. The rules governing CDS provide that it acts as the agent and depositary for the Participants. As a result, Participants must look solely to CDS and Beneficial Owners must look solely to Participants for the payment of the principal and interest on the Debentures paid by or on behalf of the Fund to CDS.

As indirect holders of Debentures, investors should be aware that they (subject to the situations described below): (a) may not have Debentures registered in their name; (b) may not have physical certificates representing their interest in the Debentures; (c) may not be able to sell the Debentures to institutions required by law to hold physical certificates for securities they own; and (d) may be unable to pledge Debentures as security.

The Debentures will be issued to Beneficial Owners in fully registered and certificate form (the “Debenture Certificates”) only if: (a) required to do so by applicable law; (b) the book-entry only system ceases to exist; (c) the Fund or CDS advises the Debenture Trustee that CDS is no longer willing or able to properly discharge its responsibilities as depository with respect to the Debentures and the Fund is unable to locate a qualified successor; (d) the Fund, at its option, decides to terminate the book-entry only system through CDS; or (e) after the occurrence of an Event of Default, Participants acting on behalf of Beneficial Owners representing, in the aggregate, not less than 25% of the aggregate principal amount of the Debentures then outstanding advise CDS in writing that the continuation of a book-entry only system through CDS is no longer in their best interest, and provided that the Debenture Trustee has not waived the Event of Default in accordance with the terms of the Debenture Indenture.

Upon the occurrence of any of the events described in the immediately preceding paragraph, the Debenture Trustee must notify the Beneficial Owners, through CDS, of the availability through CDS of Debenture Certificates. Upon surrender by CDS of the certificate or certificates, as the case may be, representing the Debentures and receipt of instructions from CDS for the new registrations, the Debenture Trustee will deliver the Debentures in the form of Debenture Certificates and thereafter the Fund will recognize the holders of such Debenture Certificates as Debenture holders under the Debenture Indenture.

Interest on the Debentures will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, interest will be paid by cheque drawn on the Fund and sent by prepaid mail to the registered holder by the Debenture Trustee or by such other means as may become customary for the payment of interest. Payment of principal, including payment in the form of Units if applicable, and the interest due, at maturity or on a redemption date, will be paid directly to CDS by the Debenture Trustee while the book-entry only system is in effect. If Debenture Certificates are issued, payment of principal, including payment in the form of Units, if applicable, and interest due, at maturity or on a redemption date, will be paid upon surrender thereof at any office of the Debenture Trustee or as otherwise specified in the Debenture Indenture.

Governing Law

Each of the Debenture Indenture and the Debentures will be governed by, and will be construed in accordance with, the laws of the Province of Ontario.

DESCRIPTION OF THE UNITS

The following is a summary of the material attributes and characteristics of the Units. This summary is not complete and is subject to, and qualified in its entirety by, reference to the terms of the Declaration of Trust.

An unlimited number of Units may be issued pursuant to the Declaration of Trust. Each Unit is transferable and represents an equal undivided beneficial interest in any distributions from the Fund whether of net income, net realized capital gains or other amounts, and in the net assets of the Fund in the event of termination or winding-up of the Fund. All Units are of the same class with equal rights and privileges. The Units are not subject to future calls or assessments, and entitle the holder thereof to one vote for each whole Unit held at all meetings of Unitholders.

Stability Rating

The Fund has not asked for or received a stability rating, and the Fund is not aware that it has received any other kind of rating, including a provisional rating, from one or more approved rating organizations for the Units, which rating or ratings continue in effect.

Additional Information

For additional information respecting the Units, including information respecting possible restrictions on non resident Unitholders, the redemption right attached to the Units, meetings of Unitholders, the termination of the Fund and the nature of the Units, please refer to “Declaration of Trust and Description of Units” at Schedule “C” of the AIF and “Risk Factors – Nature of Units” in the AIF, which is incorporated herein by reference.

Distribution History

Currently, monthly cash distributions of $0.10333 per Unit are made on the last day of each month to Unitholders of record on the 15th day of such calendar month. For information respecting historical distribution payments to Unitholders, see “Distributions” in the AIF. The historical distribution payments made by the Fund may not be reflective of future distribution payments and future distributions are not assured or guaranteed. The amount of future cash distributions on Units will be subject to the discretion of the Board of JEC and may vary depending on a variety of factors including, among other things, profitability, fluctuations in working capital, debt service requirements, the sustainability of margins, the ability to match, at favourable prices, commitments to supply natural gas and electricity to customers, the ability to secure additional contracts to supply natural gas and electricity to customers and other factors beyond the control of the Fund. See “Risk Factors” in the AIF.

PRICE RANGE AND TRADING VOLUME OF SECURITIES

The Units are listed and posted for trading on the TSX under the trading symbol JE.UN. The following table sets forth trading information for the Units for the periods indicated as reported by the TSX:

Period	High ($)	Low ($)	Volume
2010
January	14.50	13.65	4,928,604
February	14.49	13.64	7,191,702

Period	High ($)	Low ($)	Volume
March	14.38	13.95	7,610,196
April (1 to 27)	14.35	13.31	10,227,844

2009
April	12.75	10.36	4,987,212
May	12.60	11.00	6,921,103
June	11.62	10.16	8,334,612
July	12.55	10.80	5,729,743
August	13.05	12.39	6,962,854
September	14.40	12.34	11,931,121
October	14.02	12.95	4,914,869
November	13.80	12.58	7,798,136
December	14.50	12.90	7,075,545

On April 19, 2010, the last completed trading day prior to the announcement of the Offering, the closing price of the Units on the TSX was $13.48. On April 27, 2010, the closing price of the Units on the TSX was $13.55.

JEEC Exchangeable Shares

The JEEC Exchangeable Shares, each of which is exchangeable for one Unit at any time at the option of the holder for no additional consideration, began trading on the TSX under the trading symbol JEX on July 6, 2009. The following table sets forth trading information for the JEEC Exchangeable Shares for the periods indicated as reported by the TSX:

Period	High ($)	Low ($)	Volume
2010
January	14.85	13.51	26,014
February	14.45	13.66	12,306
March	15.62	13.36	54,510
April (1 to 27)	14.35	13.40	29,855

2009
July (6-31)	12.43	10.51	149,565
August	13.01	12.26	99,068
September	14.31	12.40	300,778
October	14.25	13.00	168,173
November	13.63	12.60	259,691
December	14.35	12.86	218,348

JEEC Debentures

JEEC assumed the JEEC Debentures from UEG, and the Fund unconditionally and irrevocably guaranteed the payment and performance of all obligations of JEEC under the JEEC Debentures, on July 1, 2009 in connection with the Universal Acquisition. The JEEC Debentures began trading on the TSX under the symbol JEX.DB on July 6, 2009 following the Universal Acquisition. Prior thereto, the JEEC Debentures traded on the TSX under the symbol UEG.DB. The following table sets forth trading information for the JEEC Debentures for the periods indicated as reported by the TSX:

Period	High ($)	Low ($)	Volume
2010
January	100.5	98.0	4,507,000
February	102.0	99.5	424,000
March	102.9	100.8	1,430,000
April (1 to 27)	102.0	98.0	1,392,000

2009
July	90.5	85.0	937,000
August	95.0	90.0	1,365,000
September	95.0	92.0	6,292,000
October	96.5	93.5	7,922,000
November	98.3	95.6	1,923,000
December	100.0	96.8	2,868,000

PRIOR SALES

The Fund or JEEC, as the case may be, issued the following Units and securities convertible into Units during the 12 month period prior to the date hereof:

1.	14,590 Units were issued on May 21, 2009 pursuant to the exercise of 14,590 UARs by current and former employees of JEC.

2.	11,500 UARs were granted on June 26, 2009.

3.	21,271,804 JEEC Exchangeable Shares were issued on July 1, 2009 in connection with the Universal Acquisition, of which 4,348,314 JEEC Exchangeable Shares were immediately exchanged for 4,348,314 Units. Since July 1, 2009 and up to and including March 31, 2010, an additional 12,235,317 JEEC Exchangeable Shares have been exchanged for 12,235,317 Units.

4.	12,070 UARs were granted on August 6, 2009.

5.	23,389 Units were issued on September 9, 2009 pursuant to the exercise of 23,389 UARs by current and former employees of JEC.

6.	3,000 UARs were granted on September 17, 2009.

7.	13,000 UARs were granted on November 6, 2009.

8.	1,712 Units were issued on December 2, 2009 pursuant to the exercise of 1,712 deferred unit grants.

9.	1,503 Units were issued on December 2, 2009 pursuant to the exercise of 1,503 UARs by current and former employees of JEC.

10.	20,000 UARs were granted on December 2, 2009.

11.	7,884 Units were issued on March 15, 2010 pursuant to the exercise of 7,884 UARs by current and former employees of JEC.

12.	1,206,912 UARs were granted on March 31, 2010.

PLAN OF DISTRIBUTION

Under the Underwriting Agreement, the Fund has agreed to issue and sell to the Underwriters, and the Underwriters have agreed to purchase, as principals, on or about May 5, 2010 or on such later date as the Fund and the Underwriters may agree, an aggregate of $330,000,000 principal amount of Debentures at a price of $1,000 per Debenture, for total gross proceeds to the Fund of $330,000,000 payable in cash to the Fund against delivery by the Fund of certificates evidencing the Debentures. Under the Underwriting Agreement, in consideration for their services in connection with the Offering, the Fund has agreed to pay the Underwriters, on closing of the Offering, a fee of $40.00 per $1,000 principal amount of Debentures sold under the Offering, for an aggregate fee payable by the Fund of $13,200,000.

The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Debentures if any of the Debentures are purchased under the Underwriting Agreement. The obligations of the Underwriters to purchase the Debentures are several (and not joint or joint and several). The terms of the Offering and the price of the Debentures have been determined by negotiation between the Fund and the Underwriters. Under the Underwriting Agreement, the Fund and JEC, the administrator of the Fund, have agreed to indemnify and hold harmless the Underwriters and their respective officers, directors, employees and agents against certain liabilities on a joint (and not several or joint and several) basis.

The Fund has agreed, for a period ending 90 days after closing of the Offering, not to directly or indirectly, without the prior written consent of RBC Dominion Securities Inc., GMP Securities L.P. and CIBC World Markets Inc., on behalf of the Underwriters, such consent not to be unreasonably withheld: (i) offer, issue, pledge, sell, or contract to sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of directly or indirectly, Units or any securities convertible into or exercisable or exchangeable for Units; (ii) enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Units or such other securities, whether any such transaction described in (i) or (ii) is to be settled by delivery of Units or such other securities, in cash or otherwise; or (iii) publicly announce any intention to do any of the foregoing, other than, in each case, the Debentures and issuances of Units (A) for purposes of director, officer or employee Unit rights and incentives pursuant to plans outstanding or in force at the date of the Underwriting Agreement and described in this short form prospectus (including the documents incorporated by reference herein), including the Fund’s Unit Option Plan, Unit Appreciation Rights Plan, Employee Profit Sharing Plan and Directors Deferred Compensation Plan; (B) to satisfy existing instruments issued at the date of the Underwriting Agreement and described in this short form prospectus (including the documents incorporated by reference herein); or (C) to satisfy the requirements of the Fund’s optional cash payment and distribution reinvestment plan described in this short form prospectus (including the documents incorporated by reference herein).

The TSX has conditionally approved the listing on the TSX of the Debentures distributed under this short form prospectus and the Units issuable on the conversion thereof. Listing is subject to the Fund fulfilling all of the listing requirements of the TSX on or before July 19, 2010. There is currently no market through which the Debentures may be sold and purchasers may not be able to resell the Debentures purchased under this short form prospectus. This may affect the pricing of the Debentures in the secondary market, the transparency and availability of trading prices, the liquidity of the Debentures, and the extent of issuer regulation. See “Risk Factors”.

Pursuant to the policy statements or rules of certain securities regulations, the Underwriters may not, throughout the period of distribution, bid for or purchase Debentures other than pursuant to the Underwriting Agreement. The foregoing restriction is subject to exceptions, including (i) a bid or purchase permitted under Universal Market Integrity Rules; and (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Debentures. The Fund has been advised by the Underwriters that, in connection with the Offering, the Underwriters may, subject to applicable laws, effect transactions that stabilize or maintain the market price of the Debentures at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Underwriters propose to offer the Debentures to the public at the offering price specified on the cover page of this short form prospectus. After the Underwriters have made a reasonable effort to sell all of the Debentures at that price, the offering price to the public of the Debentures may be decreased and may be further changed from time to time to an amount not greater than the offering price set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Debentures is less than the price paid by the Underwriters to the Fund. Any such reduction will not affect the proceeds received by the Fund.

The Debentures offered by this short form prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or the securities laws of any state, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons, except in limited circumstances. The Underwriters have agreed in the Underwriting Agreement that they will not offer or sell the Debentures within the United States, its territories or possessions or other areas subject to its jurisdiction or to, or for the account or benefit of, a U.S. Person (as such term is defined under the 1933 Act), except to certain qualified institutional buyers pursuant to an exemption from the registration requirements of the 1933 Act provided by Rule 144A thereunder and to certain institutional accredited investors pursuant to an exemption from registration under the 1933 Act, and in all cases in compliance with applicable state securities laws. In addition, until 40 days after the commencement of the Offering, an offer or sale of Debentures within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the 1933 Act.

RELATIONSHIP AMONG THE FUND AND CERTAIN UNDERWRITERS

Each of RBC Dominion Securities Inc., CIBC World Markets Inc., National Bank Financial Inc. and Scotia Capital Inc. are affiliates of Canadian chartered banks that are members of a syndicate that has made revolving credit facilities available to Just Energy L.P. and JEUSC, each of which is a subsidiary of the Fund. Consequently, the Fund may be considered a “connected issuer” of RBC Dominion Securities Inc., CIBC World Markets Inc., National Bank Financial Inc. and Scotia Capital Inc. under applicable securities legislation. As at March 31, 2010, approximately $57.5 million of indebtedness plus approximately $49.5 million in letters of credit were outstanding under those credit facilities and Just Energy L.P. and JEUSC were each in compliance in all material respects with the terms and conditions thereof and no breach of the agreement establishing those facilities has been waived by the lenders thereto. There has been no material change in the financial position of the Fund since the establishment of those credit facilities, except as previously disclosed by the Fund or as described elsewhere in this short form prospectus or the documents incorporated by reference herein. The decision by the Underwriters to purchase the Debentures was made independently of their affiliated lenders, and those lenders had no influence as to the determination of the terms of the distribution of the Debentures. The offering price of the Debentures and the other terms and conditions of the Offering were established through negotiations with the Fund and the Underwriters, without involvement of their affiliated lenders. In addition, none of RBC Dominion Securities Inc., CIBC World Markets Inc., National Bank Financial Inc. and Scotia Capital Inc. nor their affiliate lenders will receive any benefit from the Offering, other than these Underwriters’ respective portion of the Underwriters’ fee payable by the Fund.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Fund, and McCarthy Tétrault LLP, counsel to the Underwriters (collectively, “Counsel”), the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to the acquisition, holding and disposition of Debentures by a holder who acquires Debentures pursuant to this short form prospectus. This summary is applicable to a holder (a “Holder”) who, for purposes of the Tax Act and at all relevant times deals at arm’s length with the Fund and holds the Debentures and any Units acquired under the terms of the Debentures (for the purposes of this section, collectively, the “Securities”) as capital property. Generally, Securities will be considered to be capital property to a Holder provided that the Holder does not hold the Securities in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Holders who might not otherwise be considered to hold their Debentures or Units as capital property may, in certain circumstances, be entitled to have them (and every other “Canadian Security” owned by the taxpayer in that taxation year or any subsequent taxation year) treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such Holders of Debentures or Units should consult their own tax advisors regarding their particular circumstances.

This summary is not applicable to (i) a Holder that is a “financial institution” (as defined in the Tax Act for purposes of the mark-to-market rules), (ii) a Holder that is a “specified financial institution” (as defined in the Tax Act), (iii) a Holder an interest in which is a “tax shelter investment” (as defined in the Tax Act) or (iv) a Holder whose functional currency for purposes of the Tax Act is the currency of a country other than Canada. Such Holders should consult their own tax advisors to determine the tax consequences to them of the acquisition, holding and disposition of Debentures acquired pursuant to this short form prospectus or the Units, as the case may be.

This summary is based on certain representations as to factual matters made in a certificate signed by an officer of the Fund and provided to counsel (the “Officer’s Certificate”). This summary assumes that the representations made in the Officer’s Certificate, including the representations that will ensure that the Fund will qualify and continue to qualify as a “mutual fund trust”, are true and correct and that the Fund has and will at all times comply with the Declaration of Trust, and that the Fund does and will continue to qualify as a “mutual fund trust” under the provisions of the Tax Act while the Units remain outstanding.

This summary is of a general nature only and is based upon the facts set out herein and in the Officer’s Certificate, the current provisions of the Tax Act (including the regulations (the “Regulations”) thereunder), all proposals to amend the Tax Act and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and counsel’s understanding of the administrative and assessing policies of the Canada Revenue Agency (“CRA”) published by the CRA prior to the date hereof. There can be no assurance that the Tax Proposals will be implemented in their current form or at all. Except for the Tax Proposals, this summary does not take into account or anticipate any changes in the law whether by legislative, governmental or judicial action or decision, nor does it take into account other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed in this short form prospectus. There can be no assurances that the CRA will not change its administrative and assessing practices. Modification or amendment of the Tax Act and Regulations or the Tax Proposals could significantly alter the tax status of the Fund or the tax consequences of investing in the Securities.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Securities. Moreover, the income and other tax consequences of acquiring, holding or disposing of Securities will vary depending on the Holder’s particular circumstances. Accordingly, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser of Securities. Consequently, a prospective Holder should consult the Holder’s own tax advisor for advice with respect to the tax consequences of an investment in Securities based on the prospective Holder’s particular circumstances.

Status of the Fund

Based on representations from the Fund, the Fund qualifies as a “mutual fund trust”, as defined in the Tax Act, and this summary assumes that the Fund will continue to qualify at all relevant times thereafter. To qualify as a mutual fund trust the sole undertaking of the Fund must be the investing of its funds in property (other than real property or interests in real property), the Fund must comply on a continuous basis with certain requirements relating to the qualification of the Units for distribution to the public, the number of Unitholders and the dispersal of ownership of Units, and the Fund may not be reasonably considered to have been established or maintained primarily for the benefit of non-residents of Canada. The Fund has advised counsel that it has certain restrictions on its activities and its powers and certain restrictions in respect of non-resident Unitholders, such that it is reasonable to expect that these requirements will be satisfied. If the Fund were to not qualify as a mutual fund trust at any particular time, the income tax considerations for the Fund and Unitholders would be materially different from those contained herein.

SIFT Rules

On October 31, 2006, the Minister of Finance (Canada) (“Finance”) announced proposed changes to the taxation of certain publicly-traded trusts and partnerships and their unitholders (the “SIFT Rules”). Bill C-52, which received Royal Assent on June 22, 2007, contained legislation implementing the SIFT Rules.

The SIFT Rules apply to trusts and partnerships that are resident in Canada for purposes of the Tax Act (in the case of partnerships, pursuant to new residency rules for this purpose), that hold one or more “non-portfolio properties”, and the units of which are listed on a stock exchange or other public market (a “specified investment flow-through trust” or “SIFT trust”, and a “specified investment flow-through partnership” or “SIFT partnership”). In the case of a trust or partnership that was a SIFT trust or SIFT partnership on October 31, 2006, the SIFT Rules generally will not take effect until January 1, 2011, provided the trust or partnership experiences only “normal growth” before then. On December 15, 2006, Finance issued guidelines with respect to what would be considered “normal growth” for this purpose (the “Guidelines”), and on December 4, 2008, Finance announced changes to the Guidelines.

The Fund would be a “SIFT trust” under the SIFT Rules but for the deferred implementation described above. Pursuant to the SIFT Rules, a SIFT trust will be subject to tax on its income from non-portfolio properties and taxable capital gains from dispositions of non-portfolio properties at a rate comparable to the combined federal and provincial corporate income tax rate and distributions of such income to unitholders will be treated as eligible dividends paid by a taxable Canadian corporation. The properties owned by the Fund would constitute “non-portfolio properties” under the SIFT Rules, with the result that all or substantially all of the Fund’s income would be subject to the new tax.

Although the SIFT Rules are not expected to affect the Fund until 2011, the Fund could become subject to the SIFT Rules sooner if it experiences growth other than “normal growth” before then. Under the Guidelines, a SIFT trust will be considered to have experienced only “normal growth” if its issuances of new equity, which includes trust units and debt or other securities that are convertible into trust units, do not exceed certain thresholds measured by reference to the SIFT trust’s market capitalization as of the close of trading on October 31, 2006, taking into account only the SIFT trust’s publicly-traded units and not any securities, whether or not listed, that are convertible into or exchangeable for trust units. The permitted expansion thresholds are the greater of $50 million and 40% of a SIFT trust’s October 31, 2006 market capitalization for the period from October 31, 2006 to the end of 2007, and the greater of $50 million and 20% of a SIFT trust’s October 31, 2006 market capitalization for each of 2008, 2009 and 2010. On December 4, 2008, the Minister of Finance (Canada) announced changes to the Guidelines to allow a SIFT trust to accelerate the utilization of the SIFT trust’s annual safe harbour amount for each of 2009 and 2010 so that the safe harbour amount is available on and after December 4, 2008. This change does not alter the maximum permitted expansion threshold for a SIFT trust, but it allows a SIFT trust to use its normal growth room remaining as of December 4, 2008 in a single year, rather than staggering a portion of the normal growth room over the 2009 and 2010 years.

The Fund has advised counsel that the completion of the Acquisition will not, in and of itself, cause the Fund to exceed its permitted normal growth threshold under the Guidelines. It is therefore assumed, for the purposes of this summary, that the Fund will not be subject to the SIFT Rules until January 1, 2011. No assurance can be provided that the SIFT Rules will not apply to the Fund prior to 2011.

Taxation of the Fund

Subject to the application of the SIFT Rules, the Fund is subject to taxation in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to Unitholders and which is deducted by the Fund in computing its income for purposes of the Tax Act. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid in the year by the Fund or the Unitholder is entitled in that year to enforce payment of the amount. Provided that appropriate designations are made by the Fund, all dividends which would otherwise be included in its income will be deemed to have been received by Unitholders and not to have been received by the Fund. The taxation year of the Fund will end on December 31 of each year.

For purposes of the Tax Act, the Fund generally intends to deduct, in computing its income and taxable income, the full amount available for deduction in each year to the extent of its taxable income for the year otherwise determined. Counsel has been advised by the Fund that as a result of such deductions and the terms of the Declaration of Trust, it is expected that the Fund will not be liable for any material amount of tax under the Tax Act; however, Counsel can provide no assurances in this regard.

Subject to the Conversion Transaction, once the Fund becomes subject to the SIFT Rules (which is anticipated to be, subject to the Fund not exceeding “normal growth” before that time, deferred until January 1, 2011), the Fund will no longer be able to deduct amounts payable to Unitholders in respect of: (i) income from businesses carried on in Canada or from non-portfolio properties, other than taxable dividends (exceeding any losses from businesses or non-portfolio properties); and (ii) taxable capital gains from dispositions of non-portfolio properties (exceeding allowable capital losses from the disposition of such properties). “Non-portfolio properties” include: (i) Canadian real and resource properties if the total fair market value of such properties is greater than 50% of the equity value of the SIFT itself; (ii) a property that the SIFT (or a non-arm’s length person or partnership) uses in the course of carrying on a business in Canada; and (iii) securities of a “subject entity” (as defined in the Tax Act) if the SIFT holds securities of the subject entity that have a fair market value greater than 10% of the subject entity’s equity value or if the SIFT holds securities of the subject entity or its affiliates that have a total fair market value greater than 50% of the SIFT’s equity value. A subject entity includes a corporation resident in Canada, a trust resident in Canada, and a Canadian resident partnership. Income which a SIFT is unable to deduct will be taxed in the SIFT at rates of tax comparable to the combined federal and provincial corporate tax rate. The SIFT Rules do not change the tax treatment of distributions that are paid as returns of capital.

Proposed Conversion Transaction

On February 3, 2010, the Fund announced its plans to reorganize its income trust structure into a dividend-paying corporation. The tax consequences to a Debentureholder or a Unitholder under such reorganization will depend upon the manner in which it is carried out and will generally be described in an information circular that will be provided by the Fund to Unitholders in connection with the proposed Conversion Transaction. Debentureholders should consult their own advisors regarding the tax consequences arising from the proposed Conversion Transaction.

Residents of Canada

This portion of the summary is applicable to a Holder who, for the purposes of the Tax Act and at all relevant times, is resident or deemed to be resident in Canada (a “Resident Holder”).

Debentures

Interest on Debentures

A Resident Holder of Debentures that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on the Debentures that accrues (or is deemed to accrue) to it to the end of the particular taxation year (or if the Resident Holder disposes of the Debentures in the year, that accrues or is deemed to accrue to it until the time of disposition) or that has become receivable by or is received by the Resident Holder before the end of that taxation year, including on a conversion, redemption or repayment on maturity, except to the extent that such interest was included in computing the Resident Holder’s income for a preceding taxation year.

Any other Resident Holder of Debentures will be required to include in computing income for a taxation year all interest on the Debentures that is received or receivable by such Resident Holder in that taxation year (depending upon the method regularly followed by the Resident Holder of Debentures in computing income), including on a conversion, redemption or repayment on maturity, except to the extent that the interest was included in the Resident Holder’s income for a preceding taxation year. However, such a Resident Holder may be required to include in computing the Resident Holder’s income for a taxation year all interest (not otherwise required to be included in income) that accrues or is deemed to accrue on the Resident Holder’s Debentures to the end of any “anniversary day” (as defined in the Tax Act) in that year where payments under those Debentures are deferred as described under “Description of the Debentures—Subordination”.

In the event that a premium is paid to a Resident Holder of Debentures upon repayment of the principal of the Debentures, the fair market value of such premium will generally be deemed to be interest received at that time by such Resident Holder if such premium is paid by the Fund because of the repayment by it to the Resident Holder of Debentures before their maturity and to the extent that such premium can reasonably be considered to relate to, and does not exceed the value at that time of, the interest that would have been paid or payable by the Fund on the Debentures for taxation years of the Fund ending after that time.

A Resident Holder of Debentures that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income for the year including interest.

Exercise of Conversion Privilege

A Resident Holder of Debentures that converts a Debenture into Units pursuant to the conversion privilege will be considered to have disposed of the Debenture for proceeds of disposition equal to the aggregate of the fair market value of the Units so acquired at the time of the conversion and the amount of any cash received in lieu of fractional Units. The Resident Holder of Debentures will realize a capital gain or capital loss computed as described below under “Dispositions of Debentures”. The cost to the Resident Holder of the Units so received will also be equal to their fair market value at the time of the acquisition, and must be averaged with the adjusted cost base of all other Units held as capital property by the Resident Holder of Units for the purposes of calculating the adjusted cost base of such Units.

Redemption or Repayment of Debentures

If the Fund redeems a Debenture prior to maturity or repays a Debenture upon maturity and the Resident Holder of Debentures does not exercise the conversion privilege prior to such redemption or repayment, the Resident Holder of Debentures will be considered to have disposed of the Debenture for proceeds of disposition equal to the amount received by the Resident Holder of Debentures (other than the amount received on account of interest) on such redemption or repayment. If the Resident Holder receives Units on redemption or repayment, the Resident Holder will be considered to have proceeds of disposition equal to the aggregate of the fair market value of the Units so received and the amount of any cash received in lieu of fractional Units. The Resident Holder of Debentures may realize a capital gain or capital loss computed as described below under “Dispositions of Debentures”. The cost to the Resident Holder of the Units so received will also be equal to their fair market value at the time of acquisition, and must be averaged with the adjusted cost base of all other Units held as capital property by the Resident Holder of Units for the purpose of calculating the adjusted cost base of such Units.

Dispositions of Debentures

A disposition or deemed disposition by a Resident Holder of Debentures will generally result in the Resident Holder of Debentures realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (adjusted as described below) are greater (or less) than the aggregate of the Resident Holder’s adjusted cost base thereof and any reasonable costs of disposition. See “Taxation of Capital Gains and Capital Losses”.

Upon such a disposition or deemed disposition of a Debenture, interest accrued thereon to the date of disposition and not yet due will be included in computing the Resident Holder’s income, except to the extent such amount was otherwise included in the Resident Holder’s income, and will be excluded in computing the Resident Holder’s proceeds of disposition of the Debenture. A Resident Holder of a Debenture who has over accrued interest income will generally be entitled to a deduction in computing the Resident Holder’s income for a taxation year in which a Debenture is disposed of (including on conversion) for an amount equal to such over accrued income.

Units

Subject to the application of the SIFT Rules, income of a Resident Holder of Units (a “Resident Unitholder”) will be considered to be income from property for the purposes of the Tax Act. Any loss of the Fund for the purposes of the Tax Act cannot be allocated to and treated as a loss of such Resident Unitholder. A Resident Unitholder will generally be required to include in computing income for a particular taxation year the portion of the net income of the Fund for a taxation year, including taxable dividends and net realized taxable capital gains, that is paid or payable to the Resident Unitholder in that particular taxation year, whether such amount is payable in cash or in Units.

Provided that appropriate designations are made by the Fund, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Resident Unitholder will retain their character as taxable capital gains and taxable dividends, respectively, in the hands of the Resident Unitholder for purposes of the Tax Act. Such dividends will be subject, inter alia, to the gross-up and dividend tax credit provisions in respect of individuals, the refundable tax under Part IV of the Tax Act applicable to “private corporations” and “subject corporations” (as defined under the Tax Act) and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations. In general, net income of the Fund that is designated as taxable dividends from taxable Canadian corporations or as net realized capital gains may give rise to an individual Resident Unitholder’s liability for alternative minimum tax.

The non-taxable portion of net realized capital gains of the Fund (the taxable portion of which is designated by the Fund in respect of the Resident Unitholders) that is paid or payable to a Resident Unitholder in a year will not be included in computing the Resident Unitholder’s income for the year. Any other amount in excess of the net income of the Fund that is paid or payable by the Fund to a Resident Unitholder in a year will not generally be included in the Resident Unitholder’s income for the year. However, where such an amount becomes payable to a Resident Unitholder, other than as proceeds of disposition of Units or fractions thereof, the adjusted cost base of the Units held by such Resident Unitholder will be reduced by such amount. To the extent that the adjusted cost base of a Unit is less than zero, the negative amount will be deemed to be a capital gain of a Resident Unitholder from the disposition of the Unit in the year in which the negative amount arises.

Upon the disposition or deemed disposition by a Resident Unitholder of a Unit, the Resident Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the Resident Unitholder’s adjusted cost base of the Unit and any reasonable costs incurred by the Resident Unitholder in connection with the disposition. A Resident Unitholder will also realize a capital gain in respect of the amount of any net taxable capital gains designated by the Fund in respect of the Resident Unitholder. The taxation of capital gains or capital losses is described below under “Taxation of Capital Gains and Capital Losses.”

A redemption of Units in consideration for cash will be a disposition of such Units for proceeds equal to the amount of such cash, less any portion thereof that is considered to be a distribution out of the income of the Fund. Redeeming Resident Unitholders will consequently realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition exceeds (or is less than) the aggregate of the Resident Unitholder’s adjusted cost base of the Units and any reasonable costs incurred by the Resident Unitholder in connection with the disposition.

Where a Resident Unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Unit, the Resident Unitholder’s capital loss from the disposition will generally be reduced by the amount of dividends from taxable Canadian corporations previously designated by the Fund to the Resident Unitholder except to the extent that a loss on a previous disposition of a Unit has been reduced by such dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Units.

Notwithstanding the foregoing, once the Fund becomes subject to the SIFT Rules, taxable distributions from the Fund received by Resident Unitholders and paid from the Fund’s Canadian business income and non-portfolio earnings will generally be deemed to be received as taxable dividends from a taxable Canadian corporation. Under the SIFT Rules, the dividends deemed to be paid by the Fund will be deemed to be “eligible dividends” and individual Resident Unitholders will therefore benefit from the enhanced gross-up and dividend tax credit rules of the Tax Act. Such dividends received by corporations resident in Canada will be eligible for full deduction as tax free inter-corporate dividends and potentially subject to a 33 1/3% refundable tax if received by a “private corporation” or a “subject corporation”, within the meaning of the Tax Act.

A Resident Unitholder that throughout the relevant taxation year is a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including income that was paid or payable by the Fund in the relevant taxation year and taxable capital gains arising from a disposition of Units.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain realized or deemed to be realized by a Resident Holder on a disposition of capital property in a taxation year will be included in the Resident Holder’s income as a taxable capital gain. Subject to certain specific rules in the Tax Act, one-half of any capital loss realized or deemed to be realized by such a Resident Holder generally is deducted from any taxable capital gains realized by the holder in the year of disposition, and any excess may be deducted against taxable capital gains in any of the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances allowed under the Tax Act.

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains. Capital gains realized by a Resident Holder who is an individual (including certain trusts) may give rise to a liability for alternative minimum tax under the Tax Act.

Residents of the United States

This portion of the summary applies to a Holder (a “US Resident Holder”) that, for purposes of the Tax Act and at all relevant times, is not resident in Canada and is not deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, Securities in, or in the course of, carrying on a business in Canada, and is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere, and that is a taxable Holder resident in the United States who is entitled to claim the benefit of the Canada-United States Income Tax Convention.

Debentures

Interest paid or credited, or deemed to be paid or credited (including any accrued interest on sales or transfers described below), to a US Resident Holder of Debentures will generally not be subject to Canadian withholding tax.

The disposition of a Debenture by a US Resident Holder (including on a conversion, redemption or repayment by the Fund) will generally not be subject to tax under the Tax Act unless the Units held by such US Resident Holder (including Units that can be acquired upon a conversion, repayment or maturity of Debentures) constitute “taxable Canadian property” as described under “Residents of the United States— Units”.

Units

Subject to the SIFT Rules, any distribution of income of the Fund to a US Resident Holder of Units (a “US Resident Unitholder”) will generally be subject to Canadian withholding tax at the rate of 15% of the amount of any income distributed. Based on representations from JEC, Counsel is of the opinion that a Unit is not a Canadian property mutual fund investment, and therefore, the Fund is not obligated to withhold on distributions to a US Resident Unitholder in excess of such Unitholder’s share of the income of the Fund.

Pursuant to the SIFT Rules, amounts in respect of Fund income payable to US Resident Unitholders that are not deductible to the Fund as a result of the Fund being characterized as a SIFT trust will be treated as dividends payable to the US Resident Unitholders. Under existing law, dividends paid to a US Resident Unitholder will be subject to Canadian withholding tax at a rate of 15% of the amount of such dividend.

A disposition or deemed disposition of a Unit, whether on redemption or otherwise, will not give rise to any capital gains subject to tax under the Tax Act to a US Resident Unitholder provided that the Units are not “taxable Canadian property” of the holder for the purposes of the Tax Act. Units will not be considered taxable Canadian property to such a holder unless: (a) the holder holds or uses, or is deemed to hold or use the Units in the course of carrying on business in Canada; (b) the Units are “designated insurance property” of the holder for purposes of the Tax Act; (c) at any time during the 60 month period immediately preceding the disposition of the Units, 25% or more of the issued Units of the Fund were owned by the US Resident Unitholder, persons with whom the US Resident Unitholder did not deal at arm’s length, or any combination thereof, and more than 50% of the fair market value of the Units was derived directly or indirectly from any combination of real or immovable property situated in Canada, Canadian resource properties and timber resource properties; or (d) the Fund is not a mutual fund trust for the purposes of the Tax Act on the date of disposition.

Other Non-Residents

Non-Residents other than US Resident Holders should consult their own tax advisors regarding the tax consequences of acquiring, holding and disposing of Securities.

RISK FACTORS

An investment in the Debentures and the Units involves certain risks and investment considerations in addition to those described in the AIF and the Just Energy MD&A. Investors should carefully consider, in light of their own financial circumstances, the factors set out below as well as other information contained or incorporated by reference in this short form prospectus.

Risks Relating to the Acquisition and Hudson

As Hudson is engaged in substantially the same natural gas and electricity retail sales business as certain of the Fund’s subsidiaries, Just Energy believes that Hudson and its business are subject to substantially the same risks and uncertainties as those to which the Fund and its subsidiaries engaged in the natural gas and electricity retail sales business are subject. Those risk and uncertainties are described in the AIF and the Just Energy MD&A and under the below headings “Risks Related to Certain of the Fund’s Subsidiaries” and “Legislative and Regulatory Environment; Legal Proceedings”.

In addition to those risks and uncertainties, investors should also carefully consider the factors set out below as well as other information contained in this short form prospectus relating to the Acquisition and Hudson.

Failure to Obtain Necessary Approvals for Completion of the Acquisition

Completion of the Acquisition is subject to the receipt of all necessary regulatory and other third party approvals. The failure to obtain any such approvals will prevent the Fund from completing the Acquisition. The completion of the Acquisition is also subject to normal commercial risks. If closing of the Acquisition does not take place prior to the Termination Time, the Debentures will mature on the Initial Maturity Date. There can be no assurance regarding the timeliness of the Acquisition Closing and risks relating thereto.

Possible Failure to Realize Anticipated Benefits of the Acquisition

The Fund is proposing to complete the Acquisition to strengthen the position of the Fund in its marketing of natural gas and electricity to small and mid-size commercial customers and to create the opportunity to realize certain other benefits, including, among other things, information technology infrastructure access to potential new customers across North America. Achieving the benefits of the Acquisition depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the Fund’s ability to realize the anticipated growth and development opportunities from combining Hudson’s business and operations with those of the Fund’s operating subsidiaries. The integration of Hudson will require the dedication of substantial management effort, time and resources, which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect the Fund’s ability to achieve the anticipated benefits of the Acquisition. Failure to successfully integrate Hudson’s operations with those of the Fund’s subsidiaries could have a material adverse effect on the business of the Fund’s subsidiaries and on the Fund’s results of operations, liquidity and financial condition.

In addition, the Fund has provided management’s estimate of cash taxes payable as if the Acquisition had occurred on January 1, 2009. If management’s estimate is incorrect, it could result in fully diluted accretion which materially differs from that reflected under “Selected Financial Information”.

Reliance on Key Personnel

The loss of the services of one or more of these key individuals could have a material adverse effect on the Fund’s operations and business prospects.

The success of Hudson has historically been substantially dependent on the services of its management team and Just Energy management believes that the continued success of Hudson following its acquisition by the Fund and the ability of the Fund to achieve the anticipated benefits of the Acquisition will be substantially dependent on the continued services of a number of members of Hudson’s senior management. Although it is a condition to closing of the Acquisition that key members of the Hudson management team continue in the employment of the Fund following the closing of the Acquisition, there can be no assurance that the services of any of these individuals will continue to be available to the Fund following the closing of the Acquisition. The loss of the services of any of these key individuals could adversely affect the Fund’s ability to achieve the anticipated benefits of the Acquisition.

Potential Undisclosed Liabilities Associated with the Acquisition

In connection with the Acquisition, there may be liabilities that the Fund failed to discover or was unable to quantify in its due diligence, which it conducted prior to the execution of the Acquisition Agreement, and the Fund may not be indemnified for some or all of these liabilities. In addition, investors will not have a direct statutory right or any other rights against the vendors of Hudson or any of their shareholders, as applicable, in connection with such liabilities. The sole remedy of the Fund against certain of the vendors will be JEUSC exercising its rights under the Acquisition Agreement to claim indemnification in respect of a breach of the representations and warranties in such agreement. There can be no assurance that JEUSC will be able to obtain the full amount of any claim made by it against those vendors for indemnification.

Protection of Intellectual Property

Hudson relies primarily on a combination of copyright, trademark and trade secrets laws, confidentiality procedures and contractual provisions to protect its proprietary rights. Hudson believes its Sales Portal is key to its competitive advantage and the Fund’s subsidiaries intend to utilize the Sales Portal to grow their businesses. Despite Hudson’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy and may succeed in copying aspects of the Sales Portal or to obtain and use information that Hudson regards as proprietary. Furthermore, there can be no assurance that others will not independently develop a product that is similar to the Sales Portal.

Just Energy is not aware that the Sales Portal infringes the proprietary rights of third parties. There can be no assurance, however, that following completion of the Acquisition third parties will not claim infringement by Hudson with respect to the Sales Portal. Defense of such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require Just Energy to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to Just Energy or at all, either of which could have a material adverse effect upon the business of the Fund’s subsidiaries, and upon the Fund’s results of operations, liquidity and financial condition.

Risk Inherent in an Investment in the Debentures

Market for Debentures

There is currently no market through which the Debentures may be sold and purchasers may not be able to resell the Debentures purchased under this short form prospectus. Although the Fund has applied to list the Debentures and the Units issuable upon conversion of the Debentures on the TSX, listing of the Debentures and the Units will be subject to the Fund fulfilling all of the listing requirements of the TSX. No assurance can be given that an active or liquid trading market for the Debentures will develop or be sustained. If an active or liquid market for the Debentures fails to develop or be sustained, the price at which the Debentures trade may be adversely affected.

The market price of the Debentures will be based on a number of factors, including: (i) the prevailing interest rates being paid by companies similar to the Fund; (ii) the overall condition of the financial and credit markets; (iii) interest rate volatility; (iv) the markets for similar securities; (v) the financial condition, results of operation and prospects of the Fund; (vi) the publication of earnings estimates or other research reports and speculation in the press or investment community; (vii) the market price and volatility of the Units; (viii) changes in the industry in which the Fund operates and competition affecting the Fund; and (ix) general market and economic conditions.

The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the market price of the Debentures.

Prior Ranking Indebtedness

The Debentures will be subordinate to all Senior Indebtedness of the Fund and to any indebtedness of trade creditors of the Fund. The Debentures will also be effectively subordinate to claims of creditors of the Fund’s subsidiaries. Therefore, if the Fund becomes bankrupt, liquidates its assets, reorganizes or enters into certain other transactions, the Fund’s assets will be available to pay its obligations with respect to the Debentures only after it has paid all of its senior and secured indebtedness in full. There may be insufficient assets remaining following such payments to pay amounts due on any or all of the Debentures then outstanding.

Absence of Covenant Protection

The Debenture Indenture will not restrict the Fund from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness. Nor will the Debenture Indenture prohibit or limit the ability of the Fund to make distributions, except where an Event of Default has occurred and such default has not been cured or waived. The Debenture Indenture will not contain any provision specifically intended to protect holders of the Debentures in the event of a future leveraged transaction involving the Fund.

Possible Dilutive Effects on Holders of Units

The Fund may determine to redeem outstanding Debentures for Units or repay outstanding principal amounts of the Debentures at maturity by issuing additional Units. Accordingly, holders of Units may suffer dilution.

Credit Risk and Earnings Coverage Ratios

The likelihood that purchasers of the Debentures will receive payments owing to them under the terms of the Debentures will depend on the financial health of the Fund and its creditworthiness. See “Earnings Coverage Ratios”, which is relevant to an assessment of the risk that the Fund may be unable to pay interest or principal on the Debentures when due.

Redemption Prior to Maturity

The Debentures may be redeemed, at the option of the Fund, in whole or in part at any time on or after June 30, 2015, subject to certain conditions, at a price equal to the principal amount thereof plus accrued and unpaid interest. Holders of Debentures should understand that this redemption option may be exercised if the Fund is able to refinance at a lower interest rate or it is otherwise in the interests of the Fund to redeem the Debentures. See “Description of the Debentures – Redemption”.

Change of Control

The Fund is required to make an offer to holders of the Debentures to purchase all or a portion of their Debentures for cash in the event of certain transactions that would constitute a Change of Control. The Fund cannot assure holders of Debentures that, if required, it would have sufficient cash or other financial resources at that time or would be able to arrange financing to pay the purchase price of the Debentures in cash. The Fund’s ability to purchase the Debentures in such an event may be limited by law, by the Debenture Indenture governing the Debentures, by the terms of other present or future agreements relating to the Fund’s credit facilities and other indebtedness and agreements that the Fund may enter into in the future which may replace, supplement or amend the Fund’s future debt. The Fund’s future credit agreements or other agreements may contain provisions that could prohibit the purchase by the Fund of the Debentures without the consent of the lenders or other parties thereunder. If the Fund’s obligation to offer to purchase the Debentures arises at a time when the Fund is prohibited from purchasing or redeeming the Debentures, the Fund could seek the consent of lenders to purchase the Debentures or could attempt to refinance the borrowings that contain this prohibition. If the Fund does not obtain a consent or refinance these borrowings, the Fund could remain prohibited from purchasing the Debentures. The Fund’s failure to purchase the Debentures would constitute an Event of Default under the Debenture Indenture, which might constitute a default under the terms of the Fund’s other indebtedness at that time.

In the event that Debentureholders holding 90% or more of the Debentures have tendered their Debentures for purchase pursuant to a Debenture Offer, the Fund may redeem the remaining Debentures on the same terms. In such event, the conversion privilege associated with the Debentures would be eliminated. See “Description of the Debentures — Change of Control”.

Conversion Transaction

On February 3, 2010, the Fund announced its plans to reorganize its income trust structure into a dividend paying corporation. In the event that the Fund converts to a Continuing Corporation pursuant to a Conversion Transaction, adjustments will be made to the terms of the conversion privilege as described herein. Among other things, these adjustments will be necessary to reflect the fact that, in connection with the Conversion Transaction, Unitholders will receive securities of the Continuing Corporation in exchange or otherwise as consideration or in substitution for Units, and the Debentures will become obligations of the Continuing Corporation having substantially the same terms as the Debentures, without the consent of any holders of Debentures. The tax consequences to a Debentureholder or a Unitholder under such reorganization will depend upon the manner in which it is carried out and will generally be described in an information circular that will be provided by the Fund to Unitholders in connection with the proposed Conversion Transaction. While it is anticipated that the Conversion Transaction will be completed on a tax-free rollover basis for Debentureholders, there is no assurance that the Conversion Transaction will not result in a taxable disposition to Debentureholders of their Debentures at the time of the Conversion Transaction. In addition, the Canadian federal income tax consequences of the exchange for and holding securities of the Continuing Corporation may be materially different than the Canadian federal income tax consequences of the exchange for and holding of Units as described under “Certain Canadian Federal Income Tax Considerations”. Debentureholders should consult their own advisors regarding the tax consequences arising from the proposed Conversion Transaction.

Conversion Following Certain Transactions

Pursuant to the Debenture Indenture, in the event of certain transactions each Debenture will become convertible into the securities, cash or property receivable by a Unitholder in accordance with such transactions. This change could substantially reduce or eliminate any potential future value of the conversion privilege associated with the Debentures. For example, if the Fund were acquired in a cash merger, each Debenture would become convertible solely into cash and would no longer be convertible into securities whose value would vary depending on the Fund’s future prospects and other factors. See “Description of the Debentures—Conversion Rights”.

Volatility of Market Price of Units

The market price of the Units may be volatile. The volatility may affect the ability of holders of Debentures to sell the Debentures at an advantageous price and may result in greater volatility in the market price of the Debentures than would otherwise be expected for non-convertible securities. Market price fluctuations in the Units may be due to the Fund’s operating results failing to meet the expectations of securities analysts or investors in any quarter, downward revision in securities analysts’ estimates, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Fund or its competitors, along with a variety of additional factors, including, without limitation, those set forth under “Forward-Looking Statements”. In addition, the market price for securities in the stock markets has recently experienced significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market prices of the Debentures and the Units.

Change in Tax Laws

The Debenture Indenture will not contain a requirement that the Fund increase the amount of interest or other payments to holders of Debentures in the event that the Fund is required to withhold amounts in respect of income or similar taxes on payment of interest or other amounts on the Debentures. At present, no amount is required to be withheld from such payments to holders of Debentures resident in Canada or in the United States who deal at arm’s length with the Fund, but no assurance can be given that applicable income tax laws or treaties will not be changed in a manner that may require the Fund to withhold amounts in respect of tax payable on such amounts.

No assurance can be given that Canadian federal income tax laws respecting the taxation of income trusts and other flow-through entities will not be further changed in a manner that adversely affects the Fund and the Unitholders or holders of Debentures.

Management has advised Counsel that the total amount of all previous and currently contemplated equity issuances, determined in accordance with the Guidelines, should not cause the Fund to exceed its available growth for the period from November 1, 2006 to December 31, 2009 and for the 2010 calendar year. It is assumed that the Fund will not currently be subject to the SIFT Rules. However, in the event that the Fund issues additional Units or convertible debentures (or other equity securities) before 2011, the Fund may become subject to the SIFT Rules prior to its 2011 taxation year. No assurance can be given that the SIFT Rules will not apply to the Fund prior to its 2011 taxation year.

Withholding Tax

Effective January 1, 2008, the Tax Act was amended to generally eliminate withholding tax on interest paid or credited to non-residents of Canada with whom the payor deals at arm’s length. However, Canadian withholding tax continues to apply to payments of “participating debt interest”. For purposes of the Tax Act, participating debt interest is generally interest that is paid on an obligation where all or any portion of such interest is contingent or dependent on the use of or production from property in Canada or is computed by reference to revenue, profit, cash flow, commodity price or any similar criterion.

Under the Tax Act, when a debenture or other debt obligation issued by a person resident in Canada is assigned or otherwise transferred by a non-resident person to a person resident in Canada (which would include a conversion of the obligation or payment on maturity), the amount, if any, by which the price for which the obligation was assigned or transferred exceeds the price for which the obligation was issued is deemed to be a payment of interest on that obligation made by the person resident in Canada to the non-resident (an “excess”). The deeming rule does not apply in respect of certain “excluded obligations”, although it is not clear whether a particular convertible debenture would qualify as an “excluded obligation”. If a convertible debenture is not an “excluded obligation”, issues that arise are whether any excess would be considered to exist, whether any such excess which is deemed to be interest is “participating debt interest”, and if the excess is participating debt interest, whether that results in all interest on the obligation being considered to be participating debt interest.

The CRA has stated that no excess, and therefore no participating debt interest, would in general arise on the conversion of a “traditional convertible debenture” and therefore, there would be no withholding tax in such circumstances (provided that the payor and payee deal at arm’s length for purposes of the Tax Act). The CRA has published guidance on what it believes to be a “traditional convertible debenture” for these purposes. The Debentures should generally meet the criteria set forth in CRA’s published guidance; however, the published guidance contemplates debentures issued by a public corporation which are convertible into common shares. Counsel is not aware of any reason why such published guidance should not be applied to convertible debentures issued by a publicly-traded trust, such as the Fund. Nevertheless, there is a risk that amounts paid or payable by the Fund to a Holder of Debentures on account of interest or any “excess” amount may be subject to Canadian withholding tax at 25% (subject to any reduction in accordance with a relevant tax treaty).

Investment Eligibility

The Fund will endeavour to ensure that the Debentures continue to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax free savings accounts. No assurance can be given in this regard. The Tax Act imposes penalties for the acquisition or holding of non-qualified investments by such plans.

Risks Relating to Certain of the Fund’s Subsidiaries

The following risk factors relate to the respective businesses conducted by TGF and NHS, subsidiaries of the Fund acquired pursuant to the Universal Acquisition, and are in addition to the risk factors set forth above and in the AIF.

Leverage and Restrictive Covenants

TGF’s use of debt financing makes it more difficult for it to operate because it must make principal and interest payments on the indebtedness and abide by covenants contained in its debt financing agreements. The level of TGF’s debt may have implications on TGF’s operations, including, among other things: (i) limiting TGF’s ability to obtain additional debt financing; (ii) making TGF vulnerable to increases in prevailing interest rates; (iii) requiring TGF to dedicate a substantial portion of its cash flow from operations to interest and principal payments in respect of its indebtedness, thereby reducing the availability of cash flow for working capital, capital expenditures and other general corporate expenditures; (iv) placing TGF at a competitive disadvantage because it may be substantially more leveraged than some of its competitors; (v) subjecting all or substantially all of TGF’s assets to liens, which means that there may be no assets left for the Fund in the event of a liquidation; (vi) limiting TGF’s ability to adjust to changing market conditions, which could make it more vulnerable to a downturn in the general economic conditions of its business; and (vii) limiting TGF’s ability to make business and operational decisions, including, without limitation, limiting TGF’s ability to pay dividends, make capital improvements, sell or purchase assets or engage in transactions TGF deems to be appropriate and in its best interest.

TGF’s ability to make payments on and refinance its indebtedness will depend on its ability to generate cash from its future operations. TGF’s ability to generate cash from future operations is subject, in large part, to general economic, competitive, legislative and regulatory factors and other factors that are beyond TGF’s control. If TGF is unable to comply with applicable restrictive covenants or service its debt, TGF may lose control of its business and be forced to reduce or delay planned capital expenditures, sell assets, restructure its indebtedness or submit to foreclosure proceedings, all of which could result in a material adverse effect upon TGF’s business, results of operations and financial condition. TGF’s future debt arrangements may also include subordinated debt, which may contain even more restrictions and be on less favourable terms than TGF’s existing senior debt and subordinated debt.

Reliance on Proprietary Technology; Risk of Claims for Infringement

The ability of TGF to operate its Belle Plaine Facility and for it to be economically viable depends on intellectual property and proprietary technology (collectively, “proprietary technology”) licensed from third parties. No assurance can be given that the proprietary technology may not be circumvented, misappropriated, disclosed, infringed or required to be licensed to others. TGF’s rights are non-exclusive and accordingly others may use the proprietary technology to conduct a competitive ethanol production business. Third parties may claim that the use of the proprietary technology has infringed their rights or may directly or indirectly challenge TGF’s right to the proprietary technology. It is possible that litigation by TGF or others may be required to protect the proprietary technology or TGF’s right to use it, or to determine the validity or scope of the rights of others. Such litigation can be time consuming and expensive, cause delays in TGF’s operations or require TGF to enter into licensing arrangements that may require the payment of licence fees or royalties to others. Such royalty or licensing arrangements, if required, may not be available on terms acceptable to TGF.

Dependence on Commodity Prices

TGF’s results of operations, financial position and business outlook are substantially dependent on commodity prices, especially prices for wheat, natural gas, ethanol and distillers grains. Prices for these commodities are generally subject to significant volatility and uncertainty. As a result, TGF’s results may fluctuate substantially, and TGF may experience periods of declining prices for TGF’s products and increasing costs for TGF’s raw materials, which could result in operating losses. TGF may attempt to offset a portion of the effects of such fluctuations by entering into forward contracts to supply ethanol or to purchase wheat, natural gas or other items or by engaging in other hedging transactions, however, the amount and duration of these hedging and other risk mitigation activities may vary substantially over time. In addition, these activities involve substantial costs and substantial risks and may be ineffective to mitigate these fluctuations.

Sensitivity to Gasoline Prices and Demand

Ethanol is marketed both as a fuel additive to reduce vehicle emissions from gasoline and as an octane enhancer to improve the octane rating of gasoline with which it is blended. As a result, ethanol prices are influenced by the supply and demand for gasoline (which is itself influenced by the supply and demand for crude oil).

Sensitivity to Wheat Prices and Supply

Wheat is the principal raw material TGF will use to produce ethanol and distillers grains. As a result, changes in the price of wheat can significantly affect TGF’s business. At certain levels, wheat prices would make ethanol uneconomical to use in fuel markets. The price of wheat is influenced by local and international weather conditions (including droughts) and other factors affecting crop yields, farmer planting decisions and general economic, market and regulatory factors, including government policies and subsidies with respect to agriculture and international trade, and global and local supply and demand. The significance and relative affect of these factors on the price of wheat is difficult to predict. Any event that tends to negatively affect the supply of wheat, such as adverse weather or crop disease, could increase wheat prices and potentially harm TGF’s business. The price of wheat has fluctuated significantly in the past and may fluctuate significantly in the future.

TGF may also have difficulty from time to time in purchasing wheat on economic terms due to supply shortages. Any supply shortage could require TGF to suspend operations until wheat became available on economic terms.

Sensitivity to Natural Gas Prices and Supply

TGF relies upon third-parties for TGF’s supply of natural gas, which is consumed in the manufacture of ethanol. The prices for and availability of natural gas are subject to volatile market conditions. These market conditions are affected by factors beyond TGF’s control such as weather conditions (including hurricanes), overall economic conditions and foreign and domestic governmental regulation and relations. Significant disruptions in the supply of natural gas could impair TGF’s ability to manufacture ethanol for TGF’s customers.

Sensitivity of Distillers Grain Prices to the Price of Other Commodity Products

Distillers grains compete with other protein-based animal feed products. The price of distillers grains may decrease when the price of competing feed products decrease. The prices of competing animal feed products are based in part on the prices of the commodities from which they are derived. Downward pressure on commodity prices, such as soybeans, will generally cause the price of competing animal feed products to decline, resulting in downward pressure on the price of distillers grains. Because the price of distillers grains is not tied to production costs, decreases in the price of distillers grains will result in TGF generating less revenue and lower profit margins.

Dependence on Federal and Provincial Legislation and Regulation

Various laws, regulations and programs of the United States federal government and certain provincial and state governments are intended to lead to increased use of ethanol in gasoline. For example, certain existing and proposed laws, regulations and programs provide (or if implemented will provide) economic incentives to ethanol producers and users, however, existing and proposed laws may be influenced by those who believe that the use of ethanol does not create the benefits suggested by proponents of increased ethanol usage. These existing and proposed laws, regulations and programs are constantly changing. In both the U.S. and Canada legislators and environmental regulators could adopt or modify existing or proposed laws, regulations or programs that could adversely affect the use of ethanol. There can be no assurance that existing laws, regulations or programs will continue in the future, or that proposed laws, regulations or programs will be adopted or implemented as currently anticipated or at all. In addition, certain jurisdictional governments may oppose the use of ethanol because those jurisdictions might have to acquire ethanol from other jurisdictions, which could increase gasoline prices in those jurisdictions.

Environmental, Health and Safety Laws, Regulations and Liabilities

TGF owns the land on which it has built the Belle Plaine Facility. TGF is subject to various federal, provincial and local environmental laws and regulations, including those relating to the discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials, and the health and safety of TGF’s employees. These laws and regulations require TGF to maintain and comply with numerous environmental permits to operate its Belle Plaine Facility. These laws, regulations and permits can often require expensive pollution control equipment or operational changes to limit actual or potential impacts on the environment. A violation of these laws, regulations or permit conditions can result in substantial fines, natural resource damages, criminal sanctions, permit revocations and/or facility shutdowns.

Environmental issues, such as contamination and compliance with applicable environmental standards could arise at any time during the operation of the Belle Plaine Facility. If this occurs, it could require TGF to spend significant resources to remedy the issues and may have a material adverse impact on the operation of the Belle Plaine Facility.

There is a risk of liability for the investigation and cleanup of environmental contamination at each of the properties that TGF owns or operates. If hazardous substances have been or are disposed of or released at sites that undergo investigation and/or remediation by regulatory agencies, TGF may be responsible under environmental laws for all or part of the costs of investigation and/or remediation, and for damages to natural resources. TGF may also be subject to related claims by private parties, including TGF’s employees and property owners or residents near the Belle Plaine Facility, alleging property damage and personal injury due to exposure to hazardous or other materials at or from its Belle Plaine Facility. Additionally, employees, property owners or residents near the Belle Plaine Facility could object to the air emissions or water discharges from the Belle Plaine Facility. Ethanol production has been known to produce an unpleasant odour. Environmental and public nuisance claims or toxic tort claims could be brought against TGF as a result of this odour or TGF’s other releases to the air or water. Some of these matters may require TGF to expend significant resources for investigation, cleanup, installation of control technologies or other compliance-related items, or other costs.

In addition, new laws, new interpretations of existing laws, increased governmental enforcement of environmental laws or other developments could require TGF to make additional significant expenditures. Continued government and public emphasis on environmental issues may result in increased future investments for environmental controls at the Belle Plaine Facility. For example, federal and state environmental authorities have recently been investigating alleged excess volatile organic compounds and other air emissions from certain U.S. ethanol plants, which could also occur in Canada. Present and future environmental laws and regulations (and interpretations thereof) applicable to TGF’s operations, more vigorous enforcement policies and discovery of currently unknown conditions may require substantial capital and other expenditures

The hazards and risks associated with producing and transporting TGF’s products (such as fires, natural disasters, explosions, and abnormal pressures and blowouts) may also result in personal injury claims by employees, third-parties or damage to property owned by TGF or by third-parties. As protection against operating hazards, TGF maintains insurance coverage against some, but not all, potential losses. However, TGF could sustain losses for uninsurable or uninsured events, or in amounts in excess of existing insurance coverage.

Disruptions to Infrastructure, or in the Supply of Fuel or Natural Gas

TGF’s business depends on the continuing availability of rail, road, storage and distribution infrastructure. Any disruption in this infrastructure network, whether caused by rail car shortages, earthquakes, storms, other natural disasters or human error or malfeasance, could have a material adverse effect on TGF’s business. TGF relies upon third-parties to maintain the rail lines from the Belle Plaine Facility to the national rail network, and any failure on their part to provide rail cars or maintain the lines could impede TGF’s delivery of productions, impose additional costs on TGF and could have a material adverse effect on TGF’s business, results of operations and financial condition.

TGF’s business also depends on the continuing availability of raw materials, including fuel and natural gas. The production of ethanol, from the planting of wheat to the distribution of ethanol to refiners, is highly energy intensive. Significant amounts of fuel and natural gas are required for the growing, fertilizing and harvesting of wheat, as well as for the fermentation, distillation and transportation of ethanol and the drying of distillers grains. A serious disruption in supplies of fuel or natural gas, or significant increases in the prices of fuel or natural gas, could significantly reduce the availability of raw materials at the Belle Plaine Facility and increase TGF’s production costs.

Technological Advances

TGF expects that technological advances in the processes and procedures for processing ethanol will continue to occur. It is possible that those advances could make the processes and procedures that TGF intends to utilize at the Belle Plaine Facility less efficient or obsolete, or cause the ethanol TGF intends to produce to be of a lesser quality. These advances could also allow TGF’s competitors to produce ethanol at a lower cost than TGF. If TGF is unable to adopt or incorporate technological advances, TGF’s ethanol production methods and processes could be less efficient than those of its competitors, which could cause the Belle Plaine Facility to become less competitive.

Ethanol production methods are also constantly advancing. A current trend in ethanol production research is to develop an efficient method of producing ethanol from cellulose-based biomass such as agricultural waste, forest residue and municipal solid waste. Another trend in ethanol production research is to produce ethanol through a chemical process rather than a fermentation process, thereby significantly increasing the ethanol yield per pound of feedstock. Although current technology does not allow these production methods to be competitive, new technologies may develop that would allow these methods to become viable means of ethanol production in the future. If TGF is unable to adopt or incorporate these advances into its operations, TGF’s cost of producing ethanol could be significantly higher than those of its competitors, which could make the Belle Plaine Facility less competitive.

In addition, alternative fuels, additives and oxygenates are continually under development. Alternative fuel additives that can replace ethanol may be developed, which may decrease the demand for ethanol. It is also possible that technological advances in engine and exhaust system design and performance could reduce the use of oxygenates, which would lower the demand for ethanol, in which case TGF’s business, results of operations and financial condition may be materially adverse affected.

Capital Asset and Replacement Risk

The Fund’s retail business does not invest in a significant capital asset program, however NHS’ water heater business and the Belle Plaine Facility are more capital intense businesses. The risk associated with water heater replacement is considered minimal as there are several suppliers of high efficiency tanks to source replacements and individually, the units are not material. The risk associated with the capital assets of the ethanol plant are more significant as parts are not standard, components have a significant value associated and capital asset replacements could significantly impact operations during periods of upgrade/repair. Management monitors this risk in the ethanol business to ensure continuity of operations as demonstrated through the recent hammer mill project that replaced the roller mill technology.

Buy-outs and Returns of Water Heaters

Just Energy’s customers are permitted to purchase their rented water heaters at a price determined with reference to the price of the water heater at the time of installation or may terminate their rental agreement with NHS at any time. If customers choose to buy their installed water heaters or terminate their rental agreement, the number of installed water heaters and the composition of the portfolio of installed water heaters could change.

Social or Technological Changes Affecting the Water Heater Market

Within Canada, the Ontario marketplace is unique in that the vast majority of homeowners rent their water heaters; however, there can be no assurance that NHS’ customers will continue to rent their water heaters. It is also possible that more economical or efficient water heating technology than that which is currently used by customers will be developed or that the economic conditions in which the current technology is applied will change resulting in a reduction in the number of installed water heaters.

Concentration of Water Heater Suppliers and Product Faults

Although there are a number of manufacturers of water heaters, NHS relies principally on GSW Inc. (“GSW”) for its supply of water heaters. Should this supplier fail to deliver in a timely manner, delays or disruptions in the supply and installation of water heaters could result.

In addition, different water heater manufacturers may, from time to time, source components from the same manufacturers for use in their water heaters. As a result, a parts defect relating to a commonly sourced component could affect water heaters produced by more than one manufacturer. Although NHS maintains what it believes to be suitable product liability insurance, there can be no assurance that NHS will be able to maintain such insurance on acceptable terms or that any such insurance will provide adequate protection against potential liabilities, including with respect to product recalls.

Geographic Concentration of the Canadian Water Heater Market

The Canadian water heater rental market is primarily limited to the province of Ontario. A prolonged downturn in the Ontario economy and a corresponding slowdown in new home construction could have an adverse effect on the demand for additional water heaters in Ontario.

Credit Facilities and Other Debt Arrangements

The credit facility maintained by Just Energy L.P. and JEUSC is in the amount of $250 million. The lenders under such credit facility together with certain of the suppliers of Just Energy and its affiliates are parties to an intercreditor agreement and related security agreements which provide for a joint security interest over all customer contracts (except for those owned by Alberta Energy Savings L.P.). There are various covenants pursuant to the credit facility that govern the activities of the Fund and its subsidiaries and affiliates. The borrowers are required to submit monthly reports addressing, among other things, mark-to-market exposure, their borrowing base and a supply/demand projection. To date, the Fund’s subsidiaries have met the requirements of the credit facility; however, should those subsidiaries default under the credit facility and it become unavailable, it could have a significant material adverse effect on the business of those subsidiaries and on the results of operations and financial performance of the Fund if it is not able to obtain other financing on satisfactory terms.

TGF also has a credit facility of up to $50 million and a debenture purchase agreement providing for the issuance of up to $40 million associated with the Belle Plaine Facility. Security for these facilities includes a first priority security interest on all assets and undertaking of TGF. These facilities include certain financial covenants of which certain requirements have not been met within the last year and have been waived by the lenders for fiscal 2011. The lenders have also agreed to defer certain principal payments during fiscal 2011. In addition, there is a term loan for $10 million and a working capital operating line of $7 million. The term loan is secured by liquid investments on deposit with the lender. There is a risk that these credit facilities, including the debenture purchase agreement, may not continue to be available on the same terms or at all given the compliance issues that TGF experienced under the facilities in 2009, which could result in the Belle Plaine Facility ceasing to operate and a loss of the security pledged by TGF as security for advances under such credit facilities.

The Fund has guaranteed JEEC’s obligations under the JEEC Debentures in connection with the Universal Acquisition. Risks associated with these debentures include dilution to Unitholders in the event they are converted into JEEC Exchangeable Shares or JEEC Exchangeable Shares are issued to satisfy JEEC’s obligations upon maturity or redemption, and such JEEC Exchangeable Shares are subsequently exchange for Units.

NHS has also entered into a long-term financing agreement with respect to the installation of water heaters (see “Recent Developments – NHS Water Heater Financing Agreement”). In the event this financing became unavailable, it could have a material adverse affect on the Fund’s water heater business.

Legislative and Regulatory Environment; Legal Proceedings

Just Energy operates in the highly regulated natural gas and electricity retail sales industry. It must comply with the legislation and regulations in the jurisdictions it operates in order to maintain its licensed status and to continue its operations. There is potential for changes to such legislation and regulations that may, favourably or unfavourably, impact Just Energy’s business model.

As part of doing business as a door to door marketing company, Just Energy receives complaints from consumers which may involve sanctions from regulatory and legal authorities including those which issue marketing licences. Similarly, changes to consumer protection legislation in those jurisdictions where Just Energy markets to non-commercial customers may, favourably or unfavourably, impact Just Energy’s business model.

In addition to the complaints and class actions referenced in the AIF and the Just Energy MD&A and litigation in the ordinary course of business, Just Energy may in the future be subject to class actions, other litigation and other actions arising in relation to its consumer contracts and marketing practices. This litigation is, and any such additional litigation could be, time consuming and expensive and could distract Just Energy’s executive team from the conduct of its business. The adverse resolution of any specific lawsuit could have a material adverse effect on Just Energy’s ability to favourably resolve other lawsuits and on its business, results of operations, financial condition and liquidity.

SUPPLEMENTAL DIRECTOR INFORMATION

The following provides information with respect to companies involved in certain types of creditor proceeding with which directors or executive officers of JEC have been associated over the previous 10 years.

John A. Brussa, a director of JEC, was a director of Imperial Metals Limited, a corporation engaged in both oil and gas and mining operations, in the year prior to that corporation implementing a plan of arrangement under the Company Act (British Columbia) and under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) which resulted in the separation of its two businesses and the creation of two public corporations: Imperial Metals Corporation and IEI Energy Inc. (which became Rider Resources Ltd.). The plan of arrangement was completed in April 2002.

The Hon. Gordon D. Giffin, a director of JEC, was a director of AbitibiBowater Inc. from October 29, 2007 until his resignation on January 22, 2009. In April 2009, AbitibiBowater Inc. and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware for relief under the provisions of Chapter 11 and Chapter 15 of the United States Bankruptcy Code, as amended, and sought creditor protection under the CCAA with the Superior Court of Quebec in Canada.

EXPERTS

Certain legal matters in connection with the issuance of the Debentures and the Units issuable upon conversion of the Debentures offered hereby will be passed upon on behalf of the Fund by Burnet, Duckworth & Palmer LLP, and on behalf of the Underwriters by McCarthy Tétrault LLP. As of the date of this short form prospectus, partners and associates of Burnet, Duckworth & Palmer LLP, as a group, and partners and associates of McCarthy Tétrault LLP, as a group, each owned, beneficially or of record, less than 1.0% of the outstanding Units.

KPMG LLP have confirmed that they are independent within the meaning of the rules of professional conduct of the Institute of Chartered Accountants of Ontario.

McGladrey & Pullen, LLP have confirmed that they have performed their audit in accordance with United States generally accepted auditing standards and have complied with the rules on auditor independence of the American Institute of Certified Public Accountants.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. The right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

AUDITORS’ CONSENTS

We have read the short form prospectus of Just Energy Income Fund (the “Fund”) dated April 28, 2010 relating to the issue and sale of convertible extendible unsecured subordinated debentures of the Fund. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the unitholders of the Fund on the consolidated balance sheets of the Fund as at March 31, 2009 and 2008 and the consolidated statements of operations, unitholders’ equity (deficit), comprehensive income (loss) and cash flows for the years then ended. Our report is dated May 13, 2009.

Toronto, Canada	(Signed) KPMG LLP
April 28, 2010	Chartered Accountants,
Licensed Public Accountants

We have read the short form prospectus of Just Energy Income Fund (the “Fund”) dated April 28, 2010 relating to the issue and sale of convertible extendible unsecured subordinated debentures of the Fund. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of Universal Energy Group Ltd. (“UEGL”) on the consolidated balance sheets of UEGL as at September 30, 2008 and 2007 and the consolidated statements of deficit, comprehensive income/(loss) and accumulated other comprehensive income, operations and cash flows for the years then ended included in the business acquisition report of the Fund dated July 31, 2009 relating to the indirect acquisition by the Fund of all of the issued and outstanding shares of UEGL. Our report is dated December 11, 2008.

Toronto, Canada	(Signed) KPMG LLP
April 28, 2010	Chartered Accountants,
Licensed Public Accountants

AUDITORS’ CONSENT

We have read the short form prospectus of Just Energy Income Fund (the “Fund”) dated April 28, 2010 relating to the issue and sale of 6.0% convertible extendible unsecured subordinated debentures of the Fund. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the inclusion in the above-mentioned prospectus of our report to the Board of Directors of Hudson Parent Holdings, LLC and subsidiaries (“Hudson”) on the consolidated balance sheets of Hudson as of December 31, 2009 and 2008 and the related consolidated statements of income, members’ equity (deficit) and cash flows for the years then ended. Our report is dated April 8, 2010.

Chicago, Illinois	(Signed) McGladrey & Pullen, LLP
April 28, 2010	Certified Public Accountants

UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF JUST ENERGY INCOME FUND

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Unaudited pro forma condensed consolidated financial statements of Just Energy Income Fund

These unaudited pro forma condensed consolidated financial statements of Just Energy Income Fund (the Fund”) have been prepared in connection with the Equity Interest Purchase Agreement entered with the shareholders of Hudson Parent Holdings LLC (“Hudson”) and Hudson Energy Corp. (“HEC”) dated April 19, 2010 (the “Acquisition Agreement”) and the proposed issuance of 330,000 Convertible Debentures of $1,000 each aggregating to $330 million.

The following unaudited pro forma condensed balance sheet combines the historical condensed balance sheet of the Fund and the historical condensed balance sheet of Hudson as of December 31, 2009 giving effect to the acquisition of Hudson and HEC (the “Hudson Acquisition”)Acquisition Agreement, as if it had been completed on December 31, 2009. The Fund’s condensed balance sheet information was derived from its unaudited consolidated balance sheet as of December 31, 2009, as filed on SEDAR, prepared in accordance with Canadian GAAP. Hudson’s condensed balance sheet information was derived from its audited consolidated balance sheet as of December 31, 2009, prepared in accordance with United States generally accepted accounting principles (“US GAAP”) with reconciliation to Canadian GAAP. On July 1, 2009, the Fund completed the indirect acquisition (the “UEGL Acquisition”) of all of the outstanding common shares of Universal Energy Group Ltd. (“UEGL”) pursuant to a plan of arrangement, which is considered a significant acquisition for the purposes of these unaudited pro forma condensed financial statements. However, since the unaudited balance sheet of the Fund as at December 31, 2009 includes the acquisition of UEGL, no pro forma effects of the UEGL Acquisition have been considered in the pro forma balance sheet. The terms of the UEGL Acquisition and the purchase price allocation can be found in the unaudited financial statements of the Fund for the three months and nine months ended December 31, 2009 which are incorporated by reference in this short form prospectus.

The following unaudited pro forma condensed statement of operations for the twelve month period ended March 31, 2009 combines the historical statements of operations of the Fund, UEGL and Hudson for the twelve month period ended March 31, 2009, giving effect to the UEGL Acquisition and the Hudson Acquisition as if each had been completed on April 1, 2008. The historical results of the Fund were derived from its audited consolidated statement of operations for the twelve months ended March 31, 2009, as filed on SEDAR, and prepared in accordance with Canadian GAAP. The historical results of UEGL were derived from its audited consolidated statement of operations for the twelve months ended September 30, 2008 and unaudited consolidated statement of operations for the six months ended March 31, 2009 and 2008, as filed on SEDAR, and prepared in accordance with Canadian GAAP. The historical results of Hudson were derived from its audited consolidated statement of operations for the twelve months ended December 31, 2008 prepared in accordance with US GAAP with reconciliation to Canadian GAAP and its unaudited financial statements for the three months ended March 31, 2009 and 2008 prepared in accordance with US GAAP.

The following unaudited pro forma condensed statement of operations for the nine month period ended December 31, 2009 combines the historical statements of operations of the Fund, UEGL’s statement of operations for the three month period ended June 30, 2009 (the Fund’s statement of operations for the nine month period ended December 31, 2009 includes results of operations of UEGL from July 1, 2009 the date the Fund acquired UEGL to December 31, 2009) and Hudson for the nine month period ended December 31, 2009 respectively, giving effect to the UEGL Acquisition and the Hudson Acquisition as if each had been completed on April 1, 2008. The historical results of the Fund were derived from its unaudited consolidated statement of operations for the nine months ended December 31, 2009 as filed on SEDAR and prepared in accordance with Canadian GAAP. The historical results of UEGL were derived from its unaudited consolidated statement of operations for the three months ended June 30, 2009 prepared in accordance with Canadian GAAP. The historical results of Hudson were derived from its audited consolidated statement of operations for the twelve months ended December 31, 2009 prepared in accordance with US GAAP with reconciliation to Canadian GAAP and its unaudited financial statements for the three months ended March 31, 2009.

The pro forma adjustments are preliminary, and the unaudited pro forma condensed financial statements are not necessarily indicative of the financial position or results of operations that may have actually occurred had the UEGL Acquisition and the Hudson Acquisition been completed on the dates noted, or the future financial position or operating results of the consolidated operations of the Fund, UEGL and Hudson. The

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pro forma adjustments are based upon available information and assumptions that the Fund’s management believes are reasonable. Under the purchase method of accounting, the total purchase price will be allocated to the net tangible and intangible assets acquired and liabilities assumed, based on various estimates of their respective fair values. The Fund is determining the estimated fair values of assets and liabilities in accordance with Canadian Institute of Chartered Accountants Handbook Section 1581, Business Combinations. The purchase price allocations set forth in the following unaudited pro forma condensed financial statements are based on preliminary valuation estimates of UEGL and Hudson’s tangible and intangible assets. In the case of Hudson, the allocation will also be based on the assets and liabilities of Hudson at the time of closing. The final valuations, and any interim updated preliminary valuation estimates, may differ materially from these preliminary valuation estimates and, as a result, the final allocation of the purchase price may result in reclassifications of the allocated amounts that are materially different from the purchase price allocations reflected below. Any material change in the valuation estimates and related allocation of the purchase price could materially impact the Fund’s amortization expense, the unaudited pro forma condensed financial statements and the Fund’s results of operations after the Hudson Acquisition is completed.

The unaudited condensed pro forma financial statements are being provided for informational purposes only. Such condensed pro forma financial statements do not purport to represent the Fund’s consolidated financial position or results of operations that would have occurred had the Hudson Acquisition or the UEGL Acquisition been completed on the dates indicated, nor are they necessarily indicative of the Fund’s future consolidated financial position or results of operations. The unaudited condensed pro forma financial statements should be read in conjunction with the historical audited comparative consolidated financial statements of the Fund as at and for the years ended March 31, 2009 and 2008, together with the notes thereto and the unaudited comparative consolidated financial statements of the Fund as at and for the three and nine month periods ended December 31, 2009 and 2008, together with the notes thereto, incorporated by reference in this short form prospectus; and the consolidated balance sheets of Hudson and its subsidiaries as at December 31, 2009 and 2008 and the related consolidated statements of income, members’ equity (deficit) and cash flows for the years then ended, together with the notes thereto, included in this short form prospectus.

Capitalized terms used in these unaudited pro forma condensed financial statements that are not otherwise defined herein have the meanings ascribed thereto in the “Glossary of Terms” located in the body of the short form prospectus of which these unaudited pro forma condensed financial statements form a part.

2

Unaudited Pro Forma Condensed Consolidated Balance Sheet as at December 31, 2009 – in thousands

	the Fund CDN $ A	Hudson US $ B	Reconciliation to Canadian GAAP US $ C		Hudson Canadian GAAP US $ D = B+C	Foreign exchange adjustment E	Hudson Canadian GAAP CDN $ F = D + E	Pro Forma adjustments CDN $ G		Pro Forma CDN $ H=A+F+G
ASSETS
Cash and cash equivalents	39,847	16,270			16,270	830	17,100	(5,914	)(2)	51,033
Restricted cash	20,111	—			—	—	—	—		20,111
Accounts receivable	330,437	85,949			85,949	4,383	90,332	—		420,769
Gas delivered in excess of consumption	102,544	—			—	—	—	—		102,544
Gas in storage	36,332	—			—	—	—	—		36,332
Inventory	8,672	—			—	—	—	—		8,672
Unbilled revenues	112	—			—	—	—	—		112
Prepaid expenses	28,728	20,175			20,175	1,029	21,204	—		49,932
Corporate taxes recoverable	2,323	—			—	—	—	—		2,323
Current portion of future tax	20,611	—			—	—	—	—		20,611
Other assets—current	2,786	—			—	—	—	—		2,786
Notes receivable	—	740			740	38	778	—		778

	592,503	123,134	—		123,134	6,280	129,414	(5,914)		716,002

Deposits	—	8,800			8,800	449	9,249	—		9,249
Intangible assets	398,485	10,400	1,650	(1)	12,050	615	12,665	398,165	(2)	809,315
Notes receivable—long term	—	1,550			1,550	79	1,629	—		1,629
Future income tax assets	7,194	—			—	—	—	—		7,194
Goodwill	171,376	44,741			44,741	2,282	47,023	(43,133	)(2)	175,266
Property, plant and equipment	212,558	2,535	(1,650	)(1)	885	45	930	—		213,488
Supplier agreement origination costs	—	1,885			1,885	96	1,981	(1,981	)(2)	—
Other asset—long term	4,939	—			—	—	—	—		4,939

TOTAL ASSETS	1,387,055	193,045	—		193,045	9,845	202,890	347,137		1,937,082

LIABILITIES AND UNITHOLDERS’ EQUITY
LIABILITIES
Bank indebtedness	6,954	—			—	—	—	—		6,954
Accounts payable and accrued liabilities	213,450	66,847			66,847	3,409	70,257	—		283,707
Customer rebates payable	6,993	—			—	—	—	—		6,993
Management incentive program payable	1,423	—			—	—	—	—		1,423
Unit distribution payable	38,443	—			—	—	—	—		38,443
Corporate taxes payable	4,269	—			—	—	—	—		4,269
Deferred revenue	130,618	—			—	—	—	—		130,618
Accrued gas accounts payable	87	—			—	—	—	—		87
Current portion of long term debt	55,697	—			—	—	—	—		55,697
Other liabilities—current	521,531	53,410			53,410	2,724	56,134	—		577,665

	979,465	120,257	—		120,257	6,133	126,390	—		1,105,855

Long term debt	231,733	—			—	—	—	280,442	(3)	512,175
Deferred lease inducements	2,079	—			—	—	—	—		2,079
Future tax liability	61,510	—			—	—	—	63,140	(2)	124,650
Other liabilities—long term	468,797	43,004			43,004	2,193	45,197	—		513,994

	1,743,584	163,261	—		163,261	8,326	171,588	343,582		2,258,753

NON CONTROLLING INTEREST	21,339	—			—	—	—	—		21,339

UNITHOLDERS’ EQUITY
Retained earnings / (Deficit)	(1,303,477)	48,593			48,593	6,359	54,952	(54,952	)(4)	(1,303,477)
Accumulated other comprehensive income	256,399	(108,871)			(108,871)	(15,468)	(124,339)	124,339	(4)	256,399
Unitholders’/Share capital	652,423	90,062			90,062	10,627	100,689	(100,689	)(4)	652,423
Equity component of convertible debenture	—	—			—	—	—	34,858	(3)	34,858
Contributed surplus	16,787	—			—	—	—			16,787

	(377,868)	29,784	—		29,784	1,519	31,302	3,555		(343,010)

TOTAL LIABILITIES & UNITHOLDERS’ EQUITY	1,387,055	193,045	—		193,045	9,845	202,890	347,137		1,937,082

3

Notes to the unaudited pro forma condensed consolidated balance sheet as at December 31, 2009:

The foreign exchange adjustment, included in the unaudited pro forma condensed consolidated balance sheet, was calculated based on the exchange rate as of December 31, 2009 of U.S.$1.00 = Cdn$ 1.051 with the exception of stockholders’ equity which was based on historical exchange rates.

(1) To reclassify application software costs as intangible assets in accordance with Canadian GAAP. Under US GAAP such costs are disclosed as property and equipment in the financial statements of Hudson.

(2) Under the terms of Acquisition Agreement, the Fund will acquire all of the issued and outstanding membership interests of Hudson (other than the membership interests held by HEC) and all of the issued and outstanding shares of the capital stock of HEC. As consideration for such securities, the applicable securityholders of HEC and Hudson, based on the December 31, 2009 Canada/U.S. exchange rate, will receive $319.7 million (U.S. $295.0 million upon closing and US $9.2 million over the next year) plus any working capital surplus or less any working capital deficit as at December 31, 2009 as defined in the Acquisition Agreement. Under the purchase method of accounting, the total consideration paid in connection with the Hudson Acquisition is allocated to tangible and intangible assets and liabilities based on their estimated fair values as of the date the Hudson Acquisition is completed. The purchase price has been allocated based on preliminary estimations of fair values of the acquired assets and liabilities. The allocation is subject to revisions as additional information becomes available, and any such revisions could be material.

The estimated allocation of the purchase price of $319.7 million, including $1.5 million of transaction costs as if the Hudson Acquisition had been completed on December 31, 2009 (in thousands) is as follows:

Net assets acquired:	Book value CDN $	Adjustments CDN $		Purchase price allocation CDN $
Cash	$17,099	$—		$17,099
Accounts receivable	90,332	—		90,332
Prepaid expenses	21,204	—		21,204
Note receivable	2,407	—		2,407
Property, plant and equipment	930	—		930
Intangibles:
Customer relationships, net	12,665	396,165	(a)	408,830
IT System	—	2,000	(a)	2,000
Goodwill	47,023	(43,133)		3,890
Deposits	9,249	—		9,249
Supplier agreement origination costs	1,981	(1,981)		—
Accounts payable and accrued expenses	(70,257)	—		(70,257)
Other liabilities	(101,331)	—		(101,331)
Future income tax liability	—	(63,140	)(b)	(63,140)

	$31,303	$289,911		$321,214

(a)	Reflects the increase in the carrying value of intangible assets to fair value based on preliminary valuations of Hudson’s customer contracts and the software platform it has internally developed. Customer contracts will be amortized over the weighted average remaining life of the contracts of approximately 41 months as at December 31, 2009. The software platform will be amortized over its remaining useful life of 5 years.

(b)	In connection with purchase accounting, future income taxes are established for the difference between the book values and tax bases of the assets and liabilities acquired, after giving effect to purchase accounting adjustments.

4

Notes to the unaudited pro forma condensed consolidated balance sheet as at December 31, 2009 (continued):

Assuming the Hudson Acquisition and issuance of 330,000 convertible debentures had occurred on December 31, 2009, the sources and use of the funds is described below. Note the actual amounts of sources and uses of funds may differ as of the date of the closing of the Hudson Acquisition and issuance of convertible debenture.

Cdn$ in thousands
Sources:
Issuance of 330,000 convertible debentures	330,000
Cash and cash equivalents	5,914

335,914

Uses:
Consideration paid to Hudson shareholders	319,714
Transaction related costs associated with consummation of Hudson Agreement	1,500
Underwriters fees and other costs in connection with issance of 330,000 convertible debentures	14,700

335,914

(3)	Reflects the carrying value of the 330,000 Convertible Debentures of $1,000 each aggregating to $330 million net of an estimate of the equity component (conversion option) of $34,858 associated with the issuance of convertible debentures by the Fund contemporaneous to the closing of the Hudson Acquisition and deferred financing costs of $14,700 associated with the issuance of convertible debentures.
(4)	Adjustment to eliminate Hudson’s historical equity.

5

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the twelve month period ended March 31, 2009 – in thousands (except units and per unit amounts)

	the Fund CDN $ A	UEGL CDN $ B	Hudson US $ C	Reconciliation to Canadian GAAP US $ D	Hudson Canadian GAAP US $ E = C+D	Foreign exchange adjustment F	Hudson Canadian GAAP CDN $ G = E + F	Pro Forma adjustments CDN $ H		Pro Forma CDN $ I=A+B+G+H
Sales	1,899,213	568,228	701,412	—	701,412	89,079	790,491	—		3,257,932
Cost of sales	1,576,397	404,626	663,280	—	663,280	84,237	747,516	—		2,728,539

Gross margin	322,816	163,602	38,132	—	38,132	4,843	42,975	—		529,393

Expenses
General and administrative expenses	59,560	52,624	32,512	—	32,512	4,129	36,641	—		148,825
Capital tax expense	220	—	—	—	—	—	—	—		220
Marketing expenses	68,119	17,926	—	—	—	—	—	—		86,045
Unit/stock based compensation	4,098	1,413	—	—	—	—	—	—		5,511
Bad debt expense	13,887	—	—	—	—	—	—	—		13,887
Amortization of intangible assets and related supply contracts	3,594	—	7,800	—	7,800	991	8,791	309,647	(1)	322,032
Amortization of property, plant and equipment	5,100	5,773	500	—	500	64	564	—		11,437

	154,578	77,736	40,812	—	40,812	5,183	45,995	309,647		587,957

Income before the undernoted	168,238	85,866	(2,680)	—	(2,680)	(340)	(3,020)	(309,647)		(58,564)

Other (Income)/Expense
Interest expense	3,857	12,075	8,059	—	8,059	1,024	9,083	25,160	(3)	50,175
Change in fair value of derivative instruments	1,336,976	39,089	—	—	—	—	—	—		1,376,065
Goodwill impairment loss	—	70,460	—					(70,460	)(4)	—
Other Income	(7,604)	57,986	—	—	—	—	—	—		50,382

Income /(loss) before Tax	(1,164,991)	(93,744)	(10,740)	—	(10,740)	(1,364)	(12,104)	(264,347)		(1,535,185)

Income tax expense (Recovery)	(57,460)	(323)	—	—	—	—	—	(134,363	)(2),(5)	(192,146)
Non Controlling Interest	(58)		—	—	—	—	—	—		(58)

Net income (loss)	(1,107,473)	(93,421)	(10,740)	—	(10,740)	(1,364)	(12,104)	(129,984)		(1,342,981)

Net Loss per unit
Basic										(10.19)
Diluted										(10.19)

Weighted average units outstanding
Basic										131,735,804
Diluted										131,735,804

6

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the nine month period ended December 31, 2009 – in thousands (except units and per unit amounts)

	the Fund CDN $ A	UEGL CDN $ B	Hudson US $ C	Reconciliation to Canadian GAAP US $ D	Hudson Canadian GAAP US $ E = C+D	Foreign exchange adjustment F	Hudson Canadian GAAP CDN $ G = E + F	Pro Forma adjustments CDN $ H		Pro Forma CDN $ I=A+B+G+H
Sales	1,460,635	139,959	457,964	—	457,964	49,002	506,966	—		2,107,560
Cost of sales	1,201,117	80,712	331,980	—	331,980	35,522	367,502	—		1,649,331

Gross margin	259,518	59,247	125,984	—	125,984	13,480	139,464	—		458,229

Expenses
General and administrative expenses	66,018	34,897	32,255	—	32,255	3,451	35,706	—		136,621
Capital tax expense	337	—	—	—	—	—	—	—		337
Marketing expenses	73,038	6,458	—	—	—	—	—	—		79,496
Unit/stock based compensation	2,626	620	—	—	—	—	—	—		3,246
Bad debt expense	12,815	—	—	—	—	—	—	—		12,815
Amortization of intangible assets and related supply contracts	41,390	—	6,305	—	6,305	675	6,980	114,619	(1)	162,989
Amortization of property, plant and equipment	5,656	2,446	463	—	463	50	512	—		8,614

	201,880	44,421	39,023	—	39,023	4,175	43,198	114,619		404,118

Income before the undernoted	57,638	14,826	86,961	—	86,961	9,305	96,266	(114,619)		54,111

Other (Income)/Expense
Interest expense	10,569	3,629	10,169	—	10,169	1,088	11,257	19,198	(3)	44,653
Change in fair value of derivative instruments	(277,248)	24,982	—	—	—	—	—			(252,266)
Other Income / (expense)	(2,755)	26,929	—	—	—	—	—	—		24,174

Income /(loss) before Tax	327,072	(40,714)	76,792	—	76,792	8,217	85,009	(133,817)		237,550

Income tax expense (Recovery)	19,079	(9,457)	—	—	—	—	—	(25,774	)(2),(5)	(16,152)
Non Controlling Interest	(2,714)	(904)	—	—	—	—	—	—		(3,618)

Net income (loss)	310,707	(30,353)	76,792	—	76,792	8,217	85,009	(108,043)		257,320

Net Loss per unit
Basic										1.98
Diluted										1.84

Weighted average units outstanding
Basic										129,778,000
Diluted										149,565,333

7

Notes to the unaudited pro forma condensed consolidated statement of operations for the twelve months ending March 31, 2009 and nine months ended December 31, 2009:

The foreign exchange adjustments included in the unaudited pro forma condensed consolidated statement of operations was calculated based on the average exchange rate for the twelve months ending March 31, 2009 and nine months ended December 31, 2009, respectively are calculated based on the average exchange rates in the respective periods.

The pro forma consolidated provision for income taxes does not necessarily reflect the amounts that would have resulted had the Fund, UEGL and Hudson filed consolidated income tax returns during the periods presented.

(1) Reflects an increase in amortization of $198,380 and $31,556 for the twelve months ending March 31, 2009 and nine months ending December 31, 2009, respectively, resulting from recording amortizable intangible assets at fair value based upon the preliminary estimated allocation of the purchase price for the UEGL Acquisition and an increase in amortization of $111,267 and $83,063 for the twelve months ending March 31, 2009 and nine months ending December 31, 2009, respectively, resulting from recording amortizable intangible assets at fair value based upon the preliminary estimated allocation of purchase price for the Hudson Acquisition.

(2) Represents the amortization of the future tax liability for UEGL and Hudson of $110,474 and $46,866 for the twelve months ending March 31, 2009 and nine months ending December 31, 2009, respectively, recorded as part of the preliminary purchase price allocation. The future tax liability is being amortized using the straight-line method over the remaining term of the intangible assets to which the liability relates.

(3) Reflects accretion of the carrying value of the convertible debentures to the face value of the debentures and the increase in interest expense of $25,160 and $19,198 for the twelve months ending March 31, 2009 and nine months ending December 31, 2009, respectively, resulting from the issuance of the convertible debentures.

(4) Reflects the elimination of the goodwill impairment loss of $70,460 for the twelve months ended March 31, 2009 recorded by UEGL as revised estimated fair values of intangible assets and goodwill would have been reflected as part of the UEGL Acquisition and not part of UEGL’s operations had the UEGL Acquisition been completed on April 1, 2008.

(5) Represents an estimate of income tax expense of $23,889 and $21,092 for the twelve months ending March 31, 2009 and nine months ending December 31, 2009, respectively, which would have been previously taxed in the hands of shareholders of Hudson.

8

FINANCIAL STATEMENTS OF HUDSON PARENT HOLDINGS, LLC

F-2

Hudson Parent Holdings, LLC and Subsidiaries

Consolidated Financial Report

December 31, 2009

Certified Public Accountants

Independent Auditor’s Report

To the Board of Directors

Hudson Parent Holdings, LLC

Suffern, New York

We have audited the accompanying consolidated balance sheets of Hudson Parent Holdings, LLC and subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of income, members’ equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hudson Parent Holdings, LLC and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Chicago, Illinois

April 8, 2010

McGladrey & Pullen, LLP is a member firm of RSM International –

an affiliation of separate and independent legal entities.

1

Hudson Parent Holdings, LLC and Subsidiaries

Consolidated Balance Sheets

December 31, 2009 and 2008

	2009	2008
Assets
Current Assets
Cash	$16,269,649	$11,590,572
Trade accounts receivable, less allowance for doubtful accounts and refunds (2009 $10,477,000; 2008 $ 13,981,000)
Billed	51,044,819	66,943,651
Unbilled	34,903,916	34,744,184
Prepaid commissions and other	20,175,450	24,001,744
Notes receivable, current	740,115	495,574

Total current assets	123,133,949	137,775,725

Property and Equipment, net	2,534,543	2,481,374

Customer relationships, net	10,400,000	18,200,000
Goodwill	44,741,406	44,741,406
Deposits	8,800,239	88,928,148
Notes receivable, long-term	1,550,125	1,488,779
Supplier agreement origination costs, net	1,885,005	—

	67,376,775	153,358,333

	$193,045,267	$293,615,432

Liabilities and Members’ Equity
Current Liabilities
Line of credit, bank	$—	$14,846,000
Due to members	—	109,400,854
Accounts payable	52,985,299	51,101,165
Accrued expenses	13,862,039	13,734,291
Derivative financial instruments, current	53,410,271	37,387,722

Total current liabilities	120,257,609	226,470,032

Derivative financial instruments, long-term	43,003,431	109,612,029

Members’ Equity:
Common units	733,166	733,166
Preferred units	89,328,358	89,328,358
Retained earnings	48,593,326	13,730,192
Accumulated other comprehensive loss	(108,870,623)	(146,258,345)

	29,784,227	(42,466,629)

	$193,045,267	$293,615,432

See Notes to Consolidated Financial Statements.

2

Hudson Parent Holdings, LLC and Subsidiaries

Consolidated Statements of Income

Years Ended December 31, 2009 and 2008

	2009	2008
Net revenue	$625,683,334	$725,171,275

Cost of revenue earned	505,014,341	667,189,366

Gross profit	120,668,993	57,981,909

Selling, general and administrative expenses	41,315,885	29,239,854
Depreciation and amortization	8,855,077	8,235,021

Operating income	70,498,031	20,507,034

Other income (expense):
Interest income	207,972	423,740
Interest expense	(12,640,345)	(7,512,046)

	(12,432,373)	(7,088,306)

Net income	$58,065,658	$13,418,728

See Notes to Consolidated Financial Statements.

3

Hudson Parent Holdings, LLC and Subsidiaries

Consolidated Statements of Members’ Equity (Deficit)

Years Ended December 31, 2009 and 2008

	Comprehensive Income	Accumulated Other Comprehensive Income (Loss)	Common Units	Preferred Units	Retained Earnings	Total
Balance, December 31, 2007		$(4,111,376)	$721,616	$89,328,358	$9,115,179	$95,053,777

Issuance of common units		—	11,550	—	—	11,550
Cash distributions to members		—	—	—	(8,803,715)	(8,803,715)

Comprehensive income (loss):
Net income	$13,418,728	—	—	—	13,418,728	13,418,728
Change in derivative financial instruments	(142,146,969)	(142,146,969)	—	—	—	(142,146,969)

Comprehensive (loss)	$(128,728,241)

Balance, December 31, 2008		(146,258,345)	733,166	89,328,358	13,730,192	(42,466,629)

Issuance of Series A-1 preferred units		—	—	40,000,000	—	40,000,000
Cash distributions to members		—	—	—	(15,898,368)	(15,898,368)
Dividends declared		—	—	7,304,156	(7,304,156)	—
Redemption of Series A-1 preferred units		—	—	(47,304,156)	—	(47,304,156)

Comprehensive income:
Net income	$58,065,658	—	—	—	58,065,658	58,065,658
Amortization of unrealized loss onderivative financial instruments	37,387,722	37,387,722	—	—	—	37,387,722

Comprehensive income	$95,453,380

Balance, December 31, 2009		$(108,870,623)	$733,166	$89,328,358	$48,593,326	$29,784,227

See Notes to Consolidated Financial Statements.

4

Hudson Parent Holdings, LLC and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2009 and 2008

	2009	2008
Cash Flows from Operating Activities
Net income	$58,065,658	$13,418,728
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	600,077	435,021
Amortization	8,255,000	7,800,000
Amortization of unrealized loss on derivative financial instruments	37,387,722	—
Net unrealized gain on derivative financial instruments	(50,586,049)	—
Interest added to member notes payable	4,218,759	5,365,844
Changes in operating assets and liabilities:
Accounts receivable and unbilled revenue	14,757,610	(4,624,170)
Deposits	80,127,909	(81,067,554)
Prepaid commissions and other	3,826,294	(16,325,235)
Accounts payable and accrued expenses	2,011,882	601,439

Net cash provided by (used in) operating activities	158,664,862	(74,395,927)

Cash Flows from Investing Activities
Purchase of property and equipment	(653,246)	(1,047,767)
Principal payments received on notes receivable	675,603	93,421

Net cash provided by (used in) investing activities	22,357	(954,346)

Cash Flows from Financing Activities
Net payments on revolving line of credit	(14,846,000)	11,296,000
Issuance of Series A-1 Preferred Units	40,000,000	—
Redemption of Series A-1 Preferred Units	(47,304,156)	—
Payment of supplier agreement origination costs	(2,340,005)	—
Cash distributions to members	(15,898,368)	(8,803,715)
Proceeds received for issuance of common units	—	11,550
Payments on member note payable—Hudson Energy Corp.	(97,032,583)	81,302,407
Payments on member note payable—Hudson Energy Services Parent, Inc.	(16,587,030)	1,399,627

Net cash (used in) provided by financing activities	(154,008,142)	85,205,869

Net increase in cash	4,679,077	9,855,596

Cash:
Beginning	11,590,572	1,734,976

Ending	$16,269,649	$11,590,572

Supplemental Disclosure of Cash Flow Information
Cash payments for interest	$3,247,818	$2,149,195
Formation of notes receivable in exchange for trade receivables	981,490	2,077,774

See Notes to Consolidated Financial Statements.

5

Hudson Parent Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Hudson Parent Holdings, LLC (a limited liability company) provides retail natural gas and electricity to residential, municipal, and commercial customers in the states of New York, New Jersey, Texas, and Illinois, through its wholly owned subsidiaries. The Company purchased 66 percent of their energy deliverables from four suppliers during 2009, and 74 percent of their energy from three suppliers during 2008.

A summary of the Company’s significant accounting policies follows.

Principles of consolidation: The accompanying consolidated financial statements include the accounts of Hudson Parent Holdings, LLC and its wholly owned subsidiaries Hudson Energy Services, LLC and Drag Marketing, LLC (collectively referred to as “the Company”). All significant intercompany accounts and transactions have been eliminated in consolidation.

Accounting policies: The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the FASB Accounting Standards Codification™, sometimes referred to as the Codification or ASC. The Codification is effective for periods ending on or after September 15, 2009.

Accounting estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash concentration: Substantially all of the Company’s cash is held in one financial institution. The Company maintains its cash in bank deposit accounts which, at times, exceed federally insured limits. The Company has not experienced any losses on such accounts.

Trade and unbilled accounts receivable: Trade accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer’s financial condition, credit history and current economic conditions. Trade accounts receivable are written off when deemed uncollectible. Recoveries of trade accounts receivable previously written off are recorded when received. An allowance for doubtful accounts is maintained at a level management believes is sufficient to cover potential credit losses.

Unbilled receivables represent delivered energy and earned revenues for which billings have not been presented to customers.

Notes receivable: Notes receivable represent customer trade receivables that have been renegotiated into long-term payment agreements.

6

Hudson Parent Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Property and equipment: Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives as follows:

Asset Life
Buildings and improvements	39 years
Computer hardware and software	3 – 5 years
Furniture and office equipment	5 years

Leasehold improvements, included in office furniture and equipment, are amortized over the shorter of their useful life or lease term, which approximates three to seven years, from lease inception.

Customer relationships: The Company’s customer relationships are amortized on a straight-line basis over a five-year life.

Impairment of long-lived assets: In accordance with FASB accounting and disclosure guidance on accounting for impairment or disposal of long-lived assets, such as equipment and leaseholds, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated or amortized. No impairment loss has been recognized by the Company as of December 31, 2009 or 2008.

Goodwill: Goodwill represents the excess of costs over the fair value of the identifiable net assets acquired. The FASB guidance on how to test for impairment of goodwill and other intangible assets not subject to amortization prescribes a two step process to be performed annually, as well as when an event triggering impairment may have occurred. The first step tests for impairment, while the second step, if necessary, measures the impairment. The Company has elected to perform an annual analysis for impairment on December 31.

Revenue recognition: Revenue is recognized when customers consume the energy (natural gas or electricity) supplied by the Company. Net revenue includes all amounts billed to customers during the year, as well as, amounts consumed during the year by the customer but not yet billed by the Company less applicable sales tax, refunds and discounts. The sales tax charged to customers is shown net in the consolidated statements of income.

Fair value: The carrying amounts of financial instruments, including cash, accounts receivable, obligations to members and financial institutions and accounts payable approximate fair value due to the short-term maturity of these instruments. The carrying amount of notes receivable approximate fair value as the fixed rates charged to customers are similar to current rates offered on debt with similar terms and maturities. The carrying amount of derivative financial instruments approximate fair value because they are reported at fair value.

7

Hudson Parent Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Derivative instruments: The Company accounts for derivative instruments under the provisions of ASC 815-10, Accounting for Derivative Instruments and Hedging Activities, which requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet, and measure those instruments at fair value. Changes in the fair value of derivatives are recognized in income. The Company has ceased use of hedge accounting during 2009 (Note 6).

The Company has implemented a commodity-price risk-management strategy that uses forward(s) contracts to minimize significant, unanticipated cost fluctuations caused by commodity-price volatility. The delivery of the Company’s products requires a significant volume of energy purchases. The Company manages its exposure to fluctuating natural gas and electricity prices through the use of energy swap contracts. The gain or loss resulting from changes in the fair value of these swap contracts are classified as cost of revenue earned in the accompanying consolidated statement of operations.

Supplier agreement origination costs: Supplier agreement origination costs are stated at cost and are amortized over the terms of the related supplier agreement. Total amortization expense was approximately $455,000 for the year ended December 31, 2009. The amortization expense is included in depreciation and amortization on the consolidated statement of income. Accumulated amortization was approximately $455,000 at December 31, 2009.

Income taxes: The Company, with the consent of its members, has elected to be taxed under sections of federal and state income tax laws, which provide that, in lieu of corporate income taxes, the members separately account for their pro rata shares of the Company’s items of income, deductions, losses and credits. Therefore, the consolidated financial statements do not include a provision for corporate taxes, except for any Illinois Personal Property Replacement Taxes.

The Financial Accounting Standards Board (FASB) issued new guidance on accounting for uncertainty in income taxes. The Company adopted this new guidance for the year ended December 31, 2009. Management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. With few exceptions, the Company is no longer subject to tax examinations by the U.S. federal, state or local tax authorities for years before 2006.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through April 8, 2010 the date the financial statements were available to be issued.

Recent accounting pronouncements: In August 2009, the FASB issued Accounting Standards Update (ASU) 2009-05, Fair Value Measurements and Disclosures (Topic 820)—Measuring Liabilities at Fair Value. ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value of such liability using one or more of the techniques prescribed by the update. ASU 2009-05 is effective for the Company beginning January 1, 2010. The Company is currently evaluating the impact that adoption will have on the Company’s consolidated financial statements.

Reclassifications: Certain items in the 2008 consolidated financial statements have been reclassified to conform to the 2009 presentation.

8

Hudson Parent Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 2. Property and Equipment

Property and equipment at December 31, 2009 and 2008, are summarized as follows:

	2009	2008
Building and improvements	$731,141	$731,141
Computer software	2,684,133	2,159,114
Furniture and office equipment	467,340	339,113

	3,882,614	3,229,368
Less: accumulated depreciation and amortization	1,348,071	747,994

	$2,534,543	$2,481,374

Note 3. Customer Relationships

The following is a summary of customer relationships as of December 31:

	2009	2008
Gross carrying value	$39,000,000	$39,000,000
Accumulated amortization	28,600,000	20,800,000

	$10,400,000	$18,200,000

Amortization expense recognized on amortizable customer relationships included in the consolidated statements of income for the years ended December 31, 2009 and 2008, was $7,800,000.

Aggregate annual amortization expense for future years ending December 31 is as follows:

2010	$7,800,000
2011	2,600,000

$10,400,000

Note 4. Preferred Supplier Agreement

On June 4, 2009, the Company, upon examination of its commodity risk management policy, entered into a preferred supplier agreement with BP Energy Company, Inc. (BP) for the procurement of its electricity and natural gas deliverables. As a result, and from that date forward, virtually all energy purchases are, and will be, made through BP. The agreement provides the Company a maximum exposure threshold of $150,000,000 of future energy deliverables and market exposure. At December 31, 2009, the exposure outstanding was $92,594,633. In exchange, BP receives a supply fee on a monthly basis for delivery and execution of these purchases. Total fees paid to BP for the year ended December 31, 2009, for such services approximated $2,359,000.

BP has required, as part of the agreement, that the Company maintain a separate cash collateral account in an amount not to fall below $2,500,000 and has taken a first security lien on all assets of the Company in the event of default. The agreement also includes one financial covenant requiring minimal tangible net worth levels, as defined.

9

Hudson Parent Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 4. Preferred Supplier Agreement (Continued)

The following is a summary of the supplier agreement origination costs as of December 31, 2009:

Gross carrying value	$2,340,005
Accumulated amortization	455,000

$1,885,005

Amortization expense recognized on amortizable origination costs included in the consolidated statement of income for the year ended December 31, 2009, was $455,000.

Estimated aggregate annual amortization expense for future years ending December 31 is as follows:

2010	$780,000
2011	780,000
2012	325,005

$1,885,005

Note 5. Notes Receivable

Notes receivable as of December 31, 2009 and 2008, consist of the following:

	2009	2008
Note A: 6.5% note, due $11,587 monthly through June 20, 2012 (including interest)	$329,850	$—
Note B: 6.5% note, due $7,152 monthly through June 20, 2012 (including interest)	209,633	—
Note C: 6% note, due in monthly payments ranging from $1,000 to $6,910 through September 30, 2014 (including interest)	232,810	—
Note D: 5.5% note, due $17,299 monthly through September 15, 2012 (including interest)	529,943	689,104
Note E: 5.5% note, due $32,701 monthly through September 15, 2012 (including interest)	988,004	1,295,249

	2,290,240	1,984,353
Less current portion	740,115	495,574

	$1,550,125	$1,488,779

10

Hudson Parent Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 6. Fair Value Disclosures and Derivative Instruments

The Company sells natural gas and electric power to retail customers in various geographic markets. The Company’s activities expose it to price fluctuations in the price of natural gas and electric power that it has agreed to sell at fixed prices. The Company uses forward(s) contracts to hedge this commodity price risk. The Company has a formal policy which authorizes certain officers of the Company to carry out the day-to-day procurement activities in accordance with the Company’s booking and hedging policies.

In addition, the Company enters into forward contracts to hedge the market exposure of its anticipated purchases of natural gas and electricity. The forward contracts used in this program mature on a consistent basis with the related purchase forecast. The Company generally hedges approximately 80—90 percent of its total anticipated purchases. The electric derivative instruments have a total notional amount of approximately 5,905,000 mega watt hours (Mwh) with trade prices ranging from $24.00 to $136.75 per Mwh and expiring through November 2014. The natural gas derivative instruments have a total notional amount of approximately 60,150,000 therms with trade prices ranging from $5.46 to $8.6 and expiring through March 2013.

Effective January 1, 2008, the Company adopted ASC 820-10, Fair Value Measurements, which provides a framework for measuring fair value under generally accepted accounting principles. ASC 820-10 applies to all financial instruments that are being measured and reported on a fair value basis.

As defined in ASC 820-10, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2: Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3: Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The fair value of the derivative instruments is determined using externally developed models that start with observable market data for forward prices and consider unobservable market parameters. Refer to Note 1, “Fair value,” for information on the Company’s other financial instruments.

11

Hudson Parent Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 6. Fair Value Disclosures and Derivative Instruments (Continued)

For the year ended December 31, 2009, the application of valuation techniques has been consistent.

Liabilities Measured at Fair Value on a Recurring Basis (Level 3)

	December 31, 2009
	Balance Sheet Location	Fair Value	Change in Fair Value
Energy futures contracts (undesignated)	Derivative Financial Instrument	$96,413,702	$(50,586,049)

	December 31, 2008
	Balance Sheet Location	Fair Value	Change in Fair Value
Energy futures contracts (designated as cash flow hedge)	Derivative Financial Instrument	$146,999,751	$142,146,969

The effect of derivative instruments not designated as hedging instruments on the consolidated financial statements for the year ended December 31, 2009:

Amortization of loss on de-designated hedging instruments	Location	Gain or (Loss) Recognized
Energy futures contracts	Cost of revenue earned (Statement of Income)	($37,387,722)

	Other comprehensive loss	$37,387,722

Change in fair value of Derivatives not designated as hedging instruments	Location	Gain or (Loss) Recognized
Energy futures contracts	Cost of revenue earned (Statement of Income)	$13,198,327

12

Hudson Parent Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 6. Fair Value Disclosures and Derivative Instruments (Continued)

The effect of derivative instruments designated as cash flow hedges on the consolidated financial statements for the year ended December 31, 2008:

Derivatives designated as hedging instruments	Location	Gain or (Loss) Recognized
Energy futures contracts	Cost of revenue earned (Statement of Income)	$24,129,696

	Other comprehensive loss	($166,276,665)

During and prior to 2008, the Company accounted for their derivative instruments under hedge accounting. Accordingly, on the date the derivative contract was entered into, the Company designated the derivative as a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability “cash flow” hedge. Changes in the fair value of a derivative that is highly effective as – and that is designated and qualifies as – a cash-flow hedge were recorded in other comprehensive income, until earnings are affected by the variability of cash flows. Ineffectiveness of cash flow hedges was insignificant for 2008.

On January 1, 2009, the Company de-elected hedge accounting for their derivative financial instruments. As a result of the derivative instruments no longer being considered accounted for under hedge accounting, the $146,999,751 of unrealized loss in Accumulated Other Comprehensive Loss (AOCL) was frozen and all subsequent changes in the fair value of the derivative instruments were recorded directly to cost of revenue earned in the consolidated statements of income. The remaining amount held in AOCL shall be amortized as the hedged items impact earnings.

Annual amortization of the unrealized loss on derivative financial instruments for future years ending December 31 is as follows:

2010	$33,527,416
2011	28,644,120
2012	22,805,977
2013	14,772,144
2014	9,120,966

$108,870,623

Note 7. Line of Credit, Bank

The Company had a revolving line of credit agreement with a bank to fund working capital requirements. The agreement included various restrictions and allowed for maximum borrowings of $55,000,000. At December 31, 2008, borrowings outstanding were $14,846,000. The facility was paid in full during 2009.

13

Hudson Parent Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 8. Members’ Equity

The following summarizes the number of units authorized, issued, and outstanding as of December 31, 2009 and 2008:

Common units	7,251,158
Preferred units	89,328

Authorization: The total units of preferred and common units which the Company has authority to issue shall be determined by the Board of Directors from time to time through addendums to the LLC operating agreement.

Common Units: The common units are no par value. In connection with the issuance of the common units, the holders were required to enter into an agreement which provides certain restrictions on the transferability of units. Each common unit is entitled to one vote.

Preferred Units: Preferred units are non-voting and have a preference in liquidation over common units equal to the stated value of $1,000 per unit plus any declared but unpaid distributions. Holders of all preferred units are entitled, prior to the payment of any dividends on common units, to a 10 percent cumulative cash dividend, payable upon a declaration by the Board of Directors, based on the accrued value of the preferred units. As of December 31, 2009 and 2008, the cumulative unpaid distribution amount was $39,915,965 and $27,760,631, respectively.

Series A-1 Preferred Units: On February 3, 2009, the Company amended and restated its LLC operating agreement to provide for a new class of units, Series A-1 Preferred. During February 2009, the Company issued 40,000 units of Series A-1 Preferred units at stated value. Series A-1 Preferred units are non-voting and have first preference in liquidation equal to the stated value of $1,000 per unit. Holders of all Series A-1 Preferred units are entitled, prior to the payment of any dividends on common units and preferred units, to a 25 percent cumulative cash dividend compounding quarterly. Total unpaid dividends were paid in full in conjunction with the redemption of the units during October 2009.

Distributions: The Company shall make distributions to unitholders in respect of their units at any time and from time to time as determined by the Board. Distributions are to be made first to the holders of the preferred units, with all remaining amounts going to the common unit holders in accordance with their percentage interests at the date of distribution. Upon dissolution and liquidation, the final allocation of equity, after payment of all of the Company’s liabilities, follows the same order as previously discussed.

The Company makes periodic tax distributions to its members. The purpose of the tax distributions is to provide each member with an amount of cash equal to the amount of estimated federal income tax allocated to each member. The tax distribution is treated as an advance to each member on the amounts to which they are entitled under the distribution allocation described above.

14

Hudson Parent Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 9. Commitments and Contingencies

The Company has leases for office space in New York, New Jersey, and Texas. The leases expire on various dates from June 2011 through May 2013. In addition to the fixed portion of each lease, the Company is also responsible for its proportionate share of operating expenses and real estate taxes of the facilities. Total rent expense included in operating expenses for the facility leases approximated $273,000 and $309,000 for the years ended December 31, 2009 and 2008, respectively.

Total approximated remaining minimum rental payments are as follows:

Years ending December 31:
2010	$274,000
2011	318,000
2012	155,000
2013	65,000

$812,000

Note 10. Related Party Transactions

The Company has an agreement with Lake Capital Management LLC to reimburse all reasonable out-of-pocket expenses incurred by Lake Capital Management LLC or its affiliates in connection with monitoring or otherwise providing any services to the Company. Payments made to Lake Capital Management LLC for the years ended December 31, 2009 and 2008, for out-of-pocket expenses were approximately $62,000 and $123,000, respectively. This amount was expensed in the consolidated statements of income.

At December 31, 2008, the Company had an outstanding demand note payable to Hudson Energy Corp. (a wholly owned entity of Lake Capital Partners I LP, and Lake Capital Partners II LP) for $92,813,824 that was paid in full during 2009. In addition, at December 31, 2008, the Company had an outstanding demand note payable for $16,587,030 due to Hudson Energy Services Parent, Inc., former owners of Hudson Energy Services, Inc., that was paid in full during 2009. Both the interest and principal were payable at the discretion of the Board of Directors. Total interest charged to interest expense in relation to these notes approximated $7,969,000 and $5,366,000 for the years ended December 31, 2009 and 2008, respectively. The interest was accreted to the principal obligation.

15

Hudson Parent Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 11. Reconciliation of United States and Canadian Generally Accepted Accounting Principles

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. As required by Canadian securities regulations, the Company is required to reconcile the financial statements to Canadian GAAP and report material differences between Canadian and U.S. GAAP. The affects on significant accounting differences as certain disclosure differences on the Company’s financial statements are quantified and described below.

December 31, 2009	Stated in accordance with U.S. GAAP	Adjustments from U.S. to Canadian GAAP	Stated in accordance Canadian GAAP
Property and equipment, net	$2,534,543	$(1,650,084)	$884,459
Intangibles	—	1,650,084	1,650,084

December 31, 2008	Stated in accordance with U.S. GAAP	Adjustments from U.S. to Canadian GAAP	Stated in accordance Canadian GAAP
Property and equipment, net	$2,481,374	$(1,609,391)	$871,983
Intangibles	$—	1,609,391	1,609,391

Changes in accounting policies

Effective January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) accounting standard Goodwill and Intangibles (section 3064). CICA 3064 establishes standards for the recognition, measurement, presentation and disclosure of internally generated goodwill and intangible assets. As a result of adopting the new standard retroactively on January 1, 2009, the Company has reclassified application software costs with a net book value of $1,650,084 (cost of $2,684,132 and accumulated amortization of $1,034,048) from property and equipment to intangible assets. There was no impact on the Company’s consolidated net income.

Effective January 1, 2009, the Company early adopted CICA accounting standard Business Combinations (section 1582), which replaced Business Combinations (section 1581). This section outlines a variety of changes including, but not limited to the following: an expanded definition of a business, a requirement to measure all business combinations and non-controlling interests at fair value, and a requirement to recognize deferred income tax assets and liabilities and acquisition and related costs as expenses of the period. CICA 1582 has been applied prospectively to all business combinations from January 1, 2009 onward and, accordingly, its adoption had no effect on previously reported amounts.

Effective January 1, 2009, the Company early adopted CICA accounting standard Consolidated Financial Statements (section 1601), which in combination with CICA 1602, replaces Consolidated Financial Statements (section 1600). CICA 1601 establishes standards for the preparation of consolidated financial statements and specifically addresses consolidation accounting following a business combination that involves the purchase of an equity interest in one company by another. Adopting this standard had no effect on the Company’s previously reported financial statements.

16

Hudson Parent Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 11. Reconciliation of United States and Canadian Generally Accepted Accounting Principles (Continued)

Effective January 1, 2009, the Company early adopted CICA accounting standard Non-Controlling Interests (section 1602), which in combination with CICA 1601, replaces Consolidated Financial Statements (section 1600). CICA 1602 establishes standards of accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. This section requires retrospective application with certain exceptions. Adopting this standard had no effect on the Company’s previously reported financial statements.

Effective September 30, 2009, the Company adopted amendments to the CICA accounting standard Financial Instruments – Disclosures (section 3862). The amendments establish enhanced disclosures on liquidity risk and new disclosures on fair value measurements for financial instruments. Adopting these amendments did not have a significant impact on the Company’s financial statements.

Reconciliation of U.S. to Canadian GAAP – Additional Disclosures

Financial instruments

Derivatives, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contract, subject to certain exceptions, are measured at fair value even when they are part of a hedging relationship. Non-derivative financial assets and liabilities are measured at fair value, with the exception of the following: loans and receivables; held-to-maturity investments; investments in equity instruments, classified as available for sale, that do not have a quoted market price in an active market; and financial liabilities measured at amortized cost.

Gains or losses on financial instruments measured at fair value are recognized in the consolidated statement of operations and comprehensive income or loss in the periods in which they arise, with the exception of the following: gains and losses on financial assets classified as available for sale and certain financial instruments that are part of a designated hedging relationship, which are recognized in other comprehensive income or loss.

Classifications of financial instruments are as follows:

Held for trading – is a financial asset or liability that meets any of the following conditions: it is acquired or incurred principally for the purpose of sale or repurchase in the near-term, part of a portfolio of identified financial instruments that are managed together, and is a derivative not designated for hedge accounting or it is designated by the Company upon initial recognition as held for trading. Held for trading financial instruments are measured at fair value. Upon initial recognition, the Company has designated cash as held for trading.

Loans and receivables – are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date or dates, or on demand, typically with interest. Loans and receivables exclude debt securities and loans and receivables designated as held for trading or available for sale upon initial recognition. Loans and receivables are measured at amortized cost. The Company has classified trade accounts receivable and notes receivable as loans and receivables.

Held-to-maturity investments – are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Company has a positive intention and ability to hold to maturity. Exclusions include those financial assets that upon initial recognition are designated as held for trading, designated as available for sale, and those financial assets that meet the definition of loans and receivables. Held-to-maturity investments are measured at amortized cost, subsequent to initial recognition. The Company has no financial assets designated as held-to-maturity.

17

Hudson Parent Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 11. Reconciliation of United States and Canadian Generally Accepted Accounting Principles (Continued)

Available for sale—are non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or held for trading. Available for sale financial assets are measured at fair value. The Company has no financial assets designated as available for sale.

Other financial liabilities – includes all financial liabilities which are not classified as held for trading. Other financial liabilities are measured at amortized cost, subsequent to initial recognition. The Company has classified accounts payable, accrued expenses, the line of credit and due to members as other financial liabilities.

Credit risk

Credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge its obligation. The Company’s exposure to credit risk is limited principally to trade accounts receivable, notes receivable and hedge agreements. In all instances, the Company’s risk management objective, whether of credit, liquidity, market or otherwise, is to mitigate its risk exposures to a level consistent with its risk tolerance.

Accounts receivable

The Company is subject to credit risk on its accounts receivable through the normal course of business. The Company’s maximum exposure to credit risk is the fair value of accounts receivable recorded on the Company’s consolidated balance sheet, $85,948,735 (December 31, 2008—$101,687,835). The Company’s customer base is sufficiently diverse to provide some mitigation to credit risk exposure.

The following table illustrates the Company’s aging of accounts receivable by aging category.

December 31, 2009:
Amounts outstanding 0 to 30 days	$82,426,416
Amounts outstanding 31 to 60 days	2,885,452
Amounts outstanding 61 to 90 days	2,000,309
Amounts outstanding 91 to 120 days	1,062,872
Amounts outstanding more than 120 days	8,050,686

Gross	96,425,735
Allowance	10,477,000

Net	$85,948,735

December 31, 2008:
Amounts outstanding 0 to 30 days	$89,669,584
Amounts outstanding 31 to 60 days	6,195,779
Amounts outstanding 61 to 90 days	4,292,760
Amounts outstanding 91 to 120 days	4,861,883
Amounts outstanding more than 120 days	10,648,829

Gross	115,668,835
Allowance	13,981,000

Net	$101,687,835

18

Hudson Parent Holdings, LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 11. Reconciliation of United States and Canadian Generally Accepted Accounting Principles (Continued)

Notes receivables

The Company is subject to credit risk on notes receivables. The Company deems the credit quality of its notes receivable balances to be high and no amounts are impaired.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with the settlement of its financial liabilities. The Company is not exposed to significant liquidity risk.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of currency, interest rate and other price risk.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign currency exchange rates. The Company is not exposed to currency risk.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Interest rate risk arises from the Company’s interest bearing notes receivable.

The Company is also subject to other price risks, which includes the price incurred for the purchase of natural gas and electric power. As disclosed in Note 6, the Company enters into forward contract to hedge this commodity price risk.

Risk management objectives

The Company’s financial risk management objective is to mitigate risk exposures to a level consistent with its risk tolerance. Derivative financial instruments are evaluated against the exposures they are expected to mitigate and the selection of a derivative financial instrument may not increase the net exposure of the Company to risk. Derivative financial instruments may expose the Company to other types of risk, which may include, but are not limited to, credit risk. The exposure to other types of risk is evaluated against the selected derivative financial instrument and is subject to a cost versus benefit review and analysis. The Company’s use of derivative financial instruments for speculative or trading purposes is prohibited and the value of the derivative financial instrument cannot exceed the risk exposure of the underlying asset, liability or cash flow it expects to mitigate.

Capital

The Company defines capital as members’ equity. The Company’s primary objectives, in its management of capital, are to ensure that there is sufficient liquidity to fulfill management’s objective of continuous improvement, to maintain continued access to capital, whether of long-term debt or equity, and to deliver value to its equity holders. There have been no changes made to the Company’s capital management policy during the year.

19

CERTIFICATE OF THE FUND

Dated: April 28, 2010

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Canada.

JUST ENERGY INCOME FUND

By its Attorney:

Just Energy Corp.

(Signed) Ken Hartwick	(Signed) Beth Summers
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors of Just Energy Corp.

(Signed) Michael J.L. Kirby	(Signed) Hugh D. Segal
Director	Lead Director

C-1

CERTIFICATE OF THE UNDERWRITERS

Dated: April 28, 2010

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Canada.

RBC DOMINION SECURITIES INC.	GMP SECURITIES L.P.	CIBC WORLD MARKETS INC.

(Signed) David Dal Bello	(Signed) Lorne Sugarman	(Signed) Sean McIntyre
Managing Director	Managing Director	Managing Director

NATIONAL BANK FINANCIAL INC.

(Signed) Peter Jelley

Managing Director

SCOTIA CAPITAL INC.

(Signed) Christopher Blackwell

Managing Director

TD SECURITIES INC.

(Signed) John Kroeker

Vice-President and Director

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